FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 15, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Telecommunications

Public Limited Company

Consolidated Annual Report

FOR THE YEAR ENDED DECEMBER 31, 2009

Magyar Telekom Telecommunications

Public Limited Company

Consolidated Financial Statements

FOR THE YEAR ENDED DECEMBER 31, 2009

Prepared in accordance with

International Financial Reporting Standards
(IFRS)

MAGYAR TELEKOM

PricewaterhouseCoopers Kft.
H-1077 Budapest
Wesselényi u. 16.

H-1438 Budapest, P.O, Box 517
HUNGARY

Telephone:	(36-1) 461-9100
Facsimile:	(36-1) 461-9101
Internet:	www.pwc.com/hu

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Board of Directors of Magyar Telekom Nyrt.

We have audited the accompanying consolidated financial statements of Magyar Telekom Nyrt. (“the Company’’), which comprise the consolidated statement of financial position as of 31 December 2009 (in which total of statement of financial position is HUF 1,166,377 million and the profit attributable to owners of the parent is HUF 77,618 million) the consolidated statements of comprehensive income, consolidated statements of changes in equity, and the consolidated statements of cash flows, for the year then ended and the notes to the financial statements including a summary of the main accounting policies as well as other disclosures.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to assess whether or not the accounting information disclosed in the business report is consistent with that contained in the consolidated financial statements. We conducted our audit in accordance with Hungarian and International Standards on Auditing and with applicable laws and regulations in force in Hungary. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Our work in respect of the business report was limited to checking it within the aforementioned scope and did not include a review of any information other than that drawn from the audited accounting records of the Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the consolidated financial statements of Magyar Telekom Nyrt. in accordance with Hungarian and International Standards on Auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU. In our opinion, the accompanying financial statements give a true and fair view of the financial position of Magyar Telekom Nyrt. as of 31 December 2009, and of the results of its operation for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU. The business report is consistent with the disclosures in the financial statements.

Budapest, March 11, 2010

/s/ Manfred Krawietz	/s/ Hegedũsné Szũcs Márta
Manfred Krawietz	Hegedũsné Szũcs Márta
Partner	Statutory auditor
PricewaterhouseCoopers Kft.	Licence number: 006838
1077 Budapest, Wesselényi u. 16.
License Number: 001464

Note:

Our report has been prepared in Hungarian and in English. In all matters of interpretation of information, views or opinions, the Hungarian version of our report takes precedence over the English version.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As restated (Notes 1.2.2 and 2.1.5)

		At December 31,
						2009
	Note	2006	2007	2008	2009	(unaudited – Note 2.1)
		(in HUF millions)				(million USD)
ASSETS
Current assets
Cash and cash equivalents	6	60,207	47,666	66,680	34,270	182
Trade and other receivables	7	102,390	103,576	101,895	110,353	587
Other current financial assets	8.1	21,064	63,431	68,498	87,611	466
Current income tax receivable	9.1	6,735	1,857	2,676	4,075	22
Inventories	10	10,460	10,652	13,291	9,788	52
Non current assets held for sale	11	6,825	4,393	1,775	3,269	17
Total current assets		207,681	231,575	254,815	249,366	1,326

Non current assets
Property, plant and equipment	12	550,900	534,731	543,689	550,745	2,928
Intangible assets	13	329,427	334,914	335,379	335,615	1,785
Investments in associates and joint ventures	14	5,771	4,936	4,136	186	1
Deferred tax assets	9.4	9,575	1,286	1,590	1,890	10
Other non current financial assets	8.2	23,786	24,977	26,094	27,682	147
Other non current assets	15	2,142	846	840	893	5
Total non current assets		921,601	901,690	911,728	917,011	4,876

Total assets		1,129,282	1,133,265	1,166,543	1,166,377	6,202

LIABILITIES
Current liabilities
Financial liabilities to related parties	16	77,756	25,210	96,331	70,573	375
Other financial liabilities	17	29,903	44,666	37,134	36,332	193
Trade payables	18	81,392	86,046	92,340	85,874	457
Current income tax payable	9.1	1,736	2,365	1,697	624	3
Provisions	19	12,370	20,060	15,842	12,692	68
Other current liabilities	20	111,232	44,671	38,092	32,228	171
Total current liabilities		314,389	223,018	281,436	238,323	1,267

Non current liabilities
Financial liabilities to related parties	16	185,432	254,432	243,097	266,998	1,420
Other financial liabilities	17	20,697	55,038	23,039	26,221	139
Deferred tax liabilities	9.4	5,647	2,714	11,071	18,594	99
Provisions	19	3,614	12,665	10,049	9,721	51
Other non current liabilities	21	10,131	7,500	1,304	1,100	6
Total non current liabilities		225,521	332,349	288,560	322,634	1,715

Total liabilities		539,910	555,367	569,996	560,957	2,982

EQUITY
Equity of the owners of the parent
Common stock		104,277	104,275	104,275	104,275	554
Additional paid in capital		27,380	27,379	27,379	27,379	146
Treasury stock		(1,504)	(1,179)	(1,179)	(1,179)	(6)
Retained earnings		393,994	381,727	397,684	398,250	2,118
Other components of equity		(1,425)	(521)	5,787	9,755	52
Total Equity of the owners of the parent		522,722	511,681	533,946	538,480	2,864
Non-controlling interests		66,650	66,217	62,601	66,940	356
Total equity		589,372	577,898	596,547	605,420	3,220

Total liabilities and equity		1,129,282	1,133,265	1,166,543	1,166,377	6,202

These consolidated financial statements were authorized for issue by the Board of Directors on March 10, 2010 and signed on their behalf by:

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
					2009
	Note	2007	2008	2009	(unaudited – Note 2.1)
		(in HUF millions, except per share amounts)			(million USD)

Revenue	22	676,661	673,056	643,989	3,424
Expenses directly related to revenues	23	(177,265)	(167,558)	(160,576)	(854)
Employee related expenses	24	(120,176)	(100,320)	(101,918)	(542)
Depreciation and amortization		(115,595)	(106,120)	(101,920)	(542)
Other operating expenses	25	(139,314)	(141,049)	(135,305)	(719)
Operating expenses		(552,350)	(515,047)	(499,719)	(2,657)
Other operating income	26	4,001	4,249	2,863	15
Operating profit		128,312	162,258	147,133	782
Finance expenses	27	(35,186)	(37,199)	(37,533)	(199)
Finance income	28	5,217	6,891	4,720	25
Share of associates’ and joint ventures’ profits / (losses)	14	934	1,341	(109)	(1)
Profit before income tax		99,277	133,291	114,211	607
Income tax expense	9.2	(26,221)	(27,698)	(20,958)	(111)
Profit for the year		73,056	105,593	93,253	496

Exchange differences on translating foreign operations		861	8,851	6,159	33
Revaluation of available-for-sale financial assets – before tax		233	(348)	(6)	—
Revaluation of available-for-sale financial assets – tax effect		(23)	35	—	—
Other comprehensive income for the year, net of tax		1,071	8,538	6,153	33
Total comprehensive income for the year		74,127	114,131	99,406	529

Profit attributable to:
Owners of the parent		60,155	93,008	77,618	413
Non-controlling interests		12,901	12,585	15,635	83
		73,056	105,593	93,253	496

Total comprehensive income attributable to:
Owners of the parent		61,059	99,316	81,586	434
Non-controlling interests		13,068	14,815	17,820	95
		74,127	114,131	99,406	529

Earnings per share (EPS) information:
Profit attributable to the owners of the Company		60,155	93,008	77,618	413
Weighted average number of common stock outstanding (thousands) used for basic and diluted EPS		1,041,070	1,041,242	1,041,241	1,041,241

Basic and diluted earnings per share (HUF and USD)		57.78	89.32	74.54	0.40

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
					2009
	Note	2007	2008	2009	(unaudited – Note 2.1)
		(in HUF millions)			(million USD)
Cashflows from operating activities
Profit for the year		73,056	105,593	93,253	493
Depreciation and amortization		115,595	106,120	101,920	542
Income tax expense		26,221	27,698	20,958	114
Finance expenses		35,186	37,199	37,533	199
Finance income		(5,217)	(6,891)	(4,720)	(25)
Share of associates’ and joint ventures’ profits / (losses)		(934)	(1,341)	109	1
Change in assets carried as working capital		6,897	1,481	(1,427)	(7)
Change in provisions		16,997	(10,265)	(3,918)	(21)
Change in liabilities carried as working capital		8,595	1,886	(4,231)	(23)
Income tax paid		(12,343)	(20,768)	(16,053)	(85)
Dividend received		72	127	2,149	11
Interest and other financial charges paid		(32,528)	(34,119)	(38,627)	(205)
Interest received		5,742	7,923	8,453	45
Other cashflows from operations		(5,999)	(4,354)	(1,604)	(9)
Net cash generated from operating activities		231,340	210,289	193,795	1,030

Cashflows from investing activities
Purchase of property plant and equipment (PPE) and intangible assets	29	(103,097)	(116,039)	(110,228)	(586)
Purchase of subsidiaries and business units	30	(710)	(762)	(5,193)	(28)
Cash acquired through business combinations		485	—	460	2
Cash spun-off through demerger		(1,173)	—	—	—
Payments for other financial assets — net		(39,491)	(4,075)	(18,547)	(99)
Proceeds from disposal of subsidiaries and associates	5.5	—	1,233	2,074	11
Proceeds from disposal of PPE and intangible assets		9,105	6,194	1,135	6
Net cash used in investing activities		(134,881)	(113,449)	(130,299)	(692)

Cashflows from financing activities
Dividends paid to shareholders and Non-controlling interest		(162,558)	(95,343)	(93,640)	(498)
Proceeds from loans and other borrowings		283,184	143,014	190,617	1,014
Repayment of loans and other borrowings		(230,238)	(126,901)	(193,537)	(1,029)
Proceeds from sale of treasury stock		391	—	—	—
Net cash used in financing activities		(109,221)	(79,230)	(96,560)	(513)

Exchange gains on cash and cash equivalents		221	1,404	654	3

Change in cash and cash equivalents		(12,541)	19,014	(32,410)	(172)

Cash and cash equivalents, beginning of year		60,207	47,666	66,680	354
Cash and cash equivalents, end of year	6	47,666	66,680	34,270	182

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

As restated (Note 1.2.2)

	pieces	In HUF millions
	Shares of common stock (a)	Common stock (a)	Additional paid in capital (b)	Treasury stock (c)	Retained earnings (d)	Cumulative translation adjustment (e)	Revaluation reserve for AFS financial assets — net of tax (f)	Reserve for equity settled share based transactions (g)	Equity of the owners of the parent	Non- controlling interests (h)	Total Equity
Balance at December 31, 2006 — as restated	1,042,768,215	104,277	27,380	(1,504)	393,994	(1,474)	—	49	522,722	66,650	589,372

Dividend (i)					(72,729)				(72,729)	—	(72,729)
Dividend declared to Non-controlling interests (j)									—	(13,729)	(13,729)
Elimination of the “B” share (a)	100								—	—	—
Share options exercised by managers (k)				325	66				391	—	391
Excess related to the acquisition of TSH (l)					3				3	1,540	1,543
TSH demerger (l)					243				243	(1,312)	(1,069)
Reduction in capital as a result of merger with T-Online and Emitel (m)	(22,700)	(2)	(1)		(5)				(8)	—	(8)
Total comprehensive income for the year					60,155	786	118		61,059	13,068	74,127
Balance at December 31, 2007 — as restated	1,042,745,615	104,275	27,379	(1,179)	381,727	(688)	118	49	511,681	66,217	577,898

Dividend (i)					(77,051)				(77,051)	—	(77,051)
Dividend declared to Non-controlling interests (j)									—	(18,431)	(18,431)
Total comprehensive income for the year					93,008	6,485	(177)		99,316	14,815	114,131
Balance at December 31, 2008 — as restated	1,042,745,615	104,275	27,379	(1,179)	397,684	5,797	(59)	49	533,946	62,601	596,547

Dividend (i)					(77,052)				(77,052)	—	(77,052)
Dividend declared to Non-controlling interests (j)									—	(13,481)	(13,481)
Reduction in capital as a result of merger with T-Kábel and Dél-Vonal (n)	(3,072)								—	—	—
Total comprehensive income for the year					77,618	3,971	(3)		81,586	17,820	99,406
Balance at December 31, 2009	1,042,742,543	104,275	27,379	(1,179)	398,250	9,768	(62)	49	538,480	66,940	605,420

Of which treasury stock	(1,503,541)

Shares of common stock outstanding at December 31, 2009	1,041,239,002

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(a)   The total amount of issued shares of common stock of 1,042,742,543 (each with a nominal value of HUF 100) is fully paid as at December 31, 2009. Total shareholders’ equity included one Series “B” preference share at the nominal value of HUF 10,000 until September 30, 2007. This Series “B” share was held by the Ministry of Economics and Transport, and bestowed certain rights on its owner, including access to information, and the appointment of a Director. This share could only be held by the Government or its nominee. In order to comply with EU regulations, a new Hungarian regulation in 2007 required the Company to eliminate the “B” share and the special rights attached to it, consequently, the “B” share was transformed into 100 ordinary shares. The number of authorized ordinary shares on December 31, 2009 is 1,042,742,543.

(b)   Additional paid in capital represents the amount above the nominal value of the shares that was received by the Company during capital increases.

(c)   Treasury stock represents the cost of the Company’s own shares repurchased. Of the Treasury shares as at December 31, 2009, 103,530 can be used by the ex-CEO for his share options still outstanding (Note 24.1.3).

(d)   Retained earnings include the accumulated and undistributed profit of the Group. The distributable reserves of the Company under Hungarian law at December 31, 2009 amounted to approximately HUF 266,149 million (HUF 270,869 million at December 31, 2008).

(e)   Cumulative translation adjustment represents the foreign exchange differences arising on the consolidation of foreign subsidiaries.

(f)    Revaluation reserve for available-for-sale (AFS) financial assets includes the unrealized gains and losses net of tax on available-for-sale financial assets.

(g)   Reserve for equity settled share based transactions includes the compensation expenses accrued in this reserve related to share settled compensation programs. The balance of this reserve of HUF 49 million in the reported periods represents the amount reserved for the 103,530 options (granted in 2000) Magyar Telekom’s ex-CEO still has open (Note 24.1.3).

(h)   Non-controlling interests represent the Non-controlling shareholders’ share of the net assets of subsidiaries, in which the Group has less than 100% ownership.

(i)    In 2009 Magyar Telekom Plc. declared HUF 74 dividend per share (HUF 74 in 2008, HUF 70 in 2007).

(j)    The amount of dividends declared to Non-controlling owners includes predominantly the dividends declared to the Non-controlling owners of Makedonski Telekom (MKT) and Crnogorski Telekom (CT), the Group’s subsidiaries.

(k)   In 2007 managers exercised share options, for which the Company used its treasury shares. As a result of these transactions, the Company sold 414,283 of its treasury shares to the managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 66 million, which was recognized in Retained earnings. For more details on the programs see Note 24.1.2.

(l)    As of January 1, 2007 Magyar Telekom acquired an additional 2% ownership in T-Systems Hungary (TSH) for a cost of HUF 60 million. The acquisition was accounted for at cost as the transaction took place between entities under common control, and resulted in an excess of HUF 3 million recognized in Retained earnings (Note 5.3.2). As of August 31, 2007 TSH had a legal split (spin-off), as a result of which the net assets and the equity of TSH were divided between the owners, after which Magyar Telekom became a 100% owner of the net assets and equity retained in TSH. As the transaction took place between entities under common control, the spin-off was accounted for at cost, and resulted in an excess of HUF 243 million recognized in Retained earnings.

(m)  In 2007 Magyar Telekom Plc. merged with T-Online Hungary’s access business line and Emitel, its 100% subsidiaries. During the merger, the owners of 22,700 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and paid off these owners with a corresponding decrease in Common stock, Additional paid in capital and Retained earnings, and the merged Company was registered with 22,700 less shares as of September 30, 2007.

(n)   In 2009 Magyar Telekom Plc. merged with T-Kábel and Dél-Vonal, its 100% subsidiaries. During the merger, the owners of 3,072 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and paid off these owners with a corresponding decrease in Common stock, Additional paid in capital and Retained earnings. These amounts did not exceed HUF 1 million. The merged Company was registered with 3,072 less shares as of September 30, 2009.

Together with the approval of these financial statements for issue, the Board of the Company proposes a HUF 74 per share dividend distribution (in total HUF 77,052 million) to be approved by the Annual General Meeting of the Company in April 2010.

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 GENERAL INFORMATION

1.1 About the Company

Magyar Telekom Plc., (the “Company” or “Magyar Telekom Plc.”) with its subsidiaries form Magyar Telekom Group (“Magyar Telekom” or “the Group”). Magyar Telekom is the principal supplier of telecommunications services in Hungary, Macedonia and Montenegro and alternative service provider in Bulgaria, Romania and in the Ukraine. These services are subject to various telecommunications regulations depending on the countries of operations (Note 1.3).

The Company was incorporated in Hungary on December 31, 1991 and commenced business on January 1, 1992. The Company’s registered address is Krisztina körút 55, 1013 Budapest, Hungary.

Magyar Telekom Plc. is listed on the Budapest and New York stock exchanges, its shares are traded on the Budapest Stock Exchange, while Magyar Telekom’s American Depository Shares (ADSs) each representing five ordinary shares are traded on the New York Stock Exchange.

The immediate controlling shareholder of the Company is MagyarCom GmbH owning 59.21% of the issued shares, while the ultimate controlling parent of Magyar Telekom is Deutsche Telekom AG (DT or DTAG).

The consolidated financial statements are prepared and presented in millions of Hungarian Forints (HUF), unless stated otherwise.

These financial statements of the Company were approved for issue by the Company’s Board of Directors (the Board), however, the Annual General Meeting (AGM) of the owners, authorized to accept these financials, has the right to require amendments before acceptance. As the controlling shareholders are represented in the Board of the Company that approved these financial statements for issuance, the probability of any potential change required by the AGM is extremely remote, and has never happened in the past.

On June 29, 2007, Magyar Telekom’s Extraordinary General Meeting approved the merger of Magyar Telekom Plc., Emitel Zrt. and the internet access business line of T-Online Magyarország Zrt. (T-Online), both of which were 100% subsidiaries of Magyar Telekom Plc. The remaining business lines of T-Online continued as a separate legal entity under the company name “Origo Zrt.”. As the merger occurred between the parent company and its 100% owned subsidiaries, the transaction did not have any impact on the Consolidated financial position of the Group or its operating segments other than as disclosed in the notes to the Consolidated statements of changes in equity. The merger was registered by the Hungarian Court of Registration as of September 30, 2007.

On June 29, 2009, Magyar Telekom’s Extraordinary General Meeting approved the merger of Magyar Telekom Plc., T-Kábel Kft. and Dél-Vonal Kft., two 100% subsidiaries of Magyar Telekom Plc. As the merger occurred between the parent company and its 100% owned subsidiaries, the transaction did not have any impact on the Consolidated financial position of the Group or its operating segments other than as disclosed in the notes to the Consolidated statements of changes in equity. The merger was registered by the Hungarian Court of Registration as of September 30, 2009.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.2 Investigation into certain consultancy contracts

1.2.1 Summary of the Investigations

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

For further information about the internal and governmental investigations, please refer to the Company’s quarterly reports for the first, second and third quarters of 2009 and the Company’s annual reports on Form 20-F for the year ended December 31, 2008 filed with the SEC.

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Plc.” dated November 30, 2009 (the “Final Report”).  The Audit Committee indicated that it considers that, with the preparation of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

• The information obtained by the Audit Committee and its counsel in the course of the investigation “demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and MakTel during the period under investigation.”

• As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts ... were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.”  These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

• As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

• Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand).  The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

• “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia.  The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts.  There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.”

• In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

•   intentional circumvention of internal controls;

•   false and misleading Company documents and records;

•   lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

•   lack of evidence of performance; and

•   expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.”  However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company’s compliance program or internal controls.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation.  Also, as previously announced, the Hungarian National Bureau of Investigation (“NBI”) has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation.  These governmental investigations are continuing, and the Company continues to cooperate with those investigations.  The Company cannot predict what the final outcome of those investigations may be or the impact, if any, they may have on its financial statements or results of operations. Furthermore, government authorities could seek criminal or civil sanctions, including monetary penalties, against the Company or its affiliates as well as additional changes to its business practices and compliance programs.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.2.2 Accounting implications of the findings of the Investigation

As a result of the findings of the Investigation (Note 1.2.1), we identified three consultancy contracts, the payments of which were erroneously capitalized as part of the goodwill arising on the original acquisition of Makedonski Telekom in 2001 and the goodwill arising on Makedonski Telekom’s repurchase of 10% of its shares in 2006. These amounts are now corrected and accounted for as though these payments had been expensed in 2001 and 2006 rather than capitalized as part of goodwill as originally reported.

In addition to the above, the other contracts that were identified by the Final Report, for which the available evidence does not establish that the contracts under which these expenditures were made were legitimate, were expensed in 2001-2006, which require no restatements on their own. However, depending on further analysis these contracts will probably qualify as non deductible expenses for various taxes. As the timing and the amount of the potential tax impacts and any penalties related to these taxes are uncertain, these were provided for retrospectively as at December 31, 2006, which also had an impact on the balance of the Non-controlling interests.

The table below shows the impacts of these restatements on the Statements of financial position.

In HUF millions	2006	2007	2008

Intangible assets
As reported	331,740	337,227	337,692
Change due to restatement	(2,313)	(2,313)	(2,313)
As restated	329,427	334,914	335,379

Provisions — non current
As reported	3,533	12,886	9,417
Change in presentation (Note 2.1.5)	(1,401)	(1,703)	(850)
After change in presentation	2,132	11,183	8,567
Change due to restatement	1,482	1,482	1,482
As restated	3,614	12,665	10,049

Retained earnings
As reported	397,311	385,044	401,001
Change	(3,317)	(3,317)	(3,317)
As restated	393,994	381,727	397,684

Non-controlling interests
As reported	67,128	66,695	63,079
Change	(478)	(478)	(478)
As restated	66,650	66,217	62,601

The restatements had no impact on the Statements of comprehensive income or the Statements of cash flows.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.3 Public service concession and license arrangements

Magyar Telekom’s primary activities are the fixed line and mobile operations in Hungary, Macedonia and Montenegro. These services are in most cases regulated by these countries’ laws or other legislations. These services in most cases require the acquisition of a license or concession, which usually requires a one-off fee, which is capitalized and amortized over the original duration of license or concession, and also requires annual payments, which are recognized as Other operating expenses (included in Fees and levies) in the year the payment obligation refers to.

The most important features of the regulations of these services are described below.

1.3.1 Hungarian Fixed line

Magyar Telekom Plc. is the market leading fixed line telecom service provider in Hungary. Act C of 2003 on Electronic Communications, the latest act on the telecommunications sector, came into effect on January 1, 2004. The National Communications Authority of Hungary (NCAH) is the supreme supervisory body.

Magyar Telekom Plc. has been a Universal Service Operator (USO) since 2002. According to the Act on Electronic Communications, universal services are basic communications services that should be available to all customers at an affordable price. The last effective USO contract was signed in 2004 and expired at the end of 2008; no new contract has been concluded since. The Ministry’s intention is to preserve the universal service and for that reason through the amendment of a decree in December 2008 orders the operators formerly in universal service provider status — amongst them Magyar Telekom Plc. — to continue the provisioning of universal service under unchanged terms and conditions. Currently the Company does not consider itself a universal service provider due to lack of an effective universal service contract. However, discussions are ongoing between the responsible Minister and the earlier universal service providers on a future possible universal service contract and on the modifications of the underlying regulation in line with the changed market situation. The necessary modifications of the telecommunications law already entered into force as of January 1, 2010 and the modification of the concerning government and ministerial decrees is ongoing as well. However a new universal service contract — based on these conditions - has not yet come into effect.

In the field of electronic communications Magyar Telekom was designated as an SMP (an operator with significant market power) in 12 fixed line markets out of the 18 relevant markets stipulated by the EU in 2004 and 2005. These 12 markets include all retail and wholesale telephony services, the market of wholesale leased line termination, the market of minimum set of leased lines and the wholesale broadband market. As a result of the market analysis conducted at the end of 2006 the Company was designated as SMP on the same markets as in the first round analysis in 2004 with basically no changes in the corresponding obligations. In 2008 the NCAH commenced the third round of market analysis. To date only the mobile termination wholesale market analysis resolution was published in this round of analysis. SMP resolutions concerning all other markets subject to analysis are expected to be published in Q2, 2010.

Currently in Hungary, retail tariffs are regulated in two ways. Price cap methodology is applicable for universal services, and - based on SMP resolutions on residential and business access markets — there is another formula used for subscription fees. In addition there is a prohibition of price squeeze in effect for SMP operators and, in accordance with the Act on Unfair and Restrictive Market Practices, retail prices should be set in accordance with wholesale tariffs providing an acceptable level of retail margins (i.e. no price squeeze).

Magyar Telekom is Hungary’s leading fixed line broadband service provider in the wholesale and one of the leading ones in the retail market. In 2005 the NCAH designated the Company as an SMP operator on the wholesale broadband access market. In accordance with the effective resolution, all retail products shall be ‘reproducible’ by competitors based on the wholesale service. Consequently, the full retail portfolio shall have a wholesale equivalent compliant to the pricing regulations (retail minus methodology) set forth by the NCAH. The Company has a non-discrimination obligation, which means that the same terms and conditions shall be granted in terms of wholesale services to competitors under identical circumstances.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

According to the Act on Electronic Communications, designated SMP operators are obliged to prepare reference offers for unbundled local loops (RUO) and to provide these services when there is a request for them by other telecommunications service providers. The reference offer of each SMP operator must be approved by the NCAH. The pricing of these services has to be cost based and calculated — according to the NCAH resolution on the market of wholesale unbundled access to metallic loops published at the end of 2007 - by Long Run Incremental Costs (“LRIC”) method as opposed to using Fully Distributed Costs based on a 2003 Ministerial Decree. The SMP operators may refuse the offer for unbundling if there are technical or economic barriers or if the provision of access to the local loop or its broadband network access would endanger the integrity of the SMPs’ network.

SMPs are also obliged to prepare reference offers for interconnection (RIO), containing applicable fees,  and to provide these services in accordance with the reference offer when there is a request for them by other telecommunications service providers. The reference offers of the SMPs must be approved by the NCAH, and prices have to be based on LRIC. Fees in the currently effective reference offers are applicable from April 1, 2009.

According to the Act on Electronic Communications, designated SMP operators are obliged to enable carrier selection to their subscribers. Consequently, voice telephony customers have the right to select different service providers for each call directions including Internet calls by dialing a pre-selected number or by using a call-by-call pre-fixed number. The requirements for carrier selection are set out in the RIO based interconnection agreements between the affected service providers.

Fixed line telecommunications service providers are obliged under the law to provide number portability on their networks starting January 1, 2004. This means that service providers must enable subscribers to change service provider without changing their fixed telephone numbers within the same geographical area.

1.3.2 Macedonian Fixed line

The Group is also present in the Macedonian fixed line telecommunications market through its subsidiary, Makedonski Telekom (MKT). MKT is the largest fixed line service provider in Macedonia. The Macedonian telecommunications sector is regulated by the Electronic Communications Law (ECL), enacted in March 2005. With the latest changes of the ECL published on August 4, 2008, the existing Concession Contract of MKT is no longer valid as of September 4, 2008. On September 5, 2008 the Agency for Electronic Communications (the Agency), ex officio, has issued a notification to MKT for those public electronic communication networks and/or services which have been allocated thereto under the Concession Contract. Radiofrequency licenses were issued to the operators for the bands granted with the Concession Contracts in a form prescribed by the ECL.

On December 27, 2007 the Agency brought a decision to publish a public tender for the universal provider of electronic communications services in the Republic of Macedonia. The opening of the qualified bids was on February 18, 2008, and on February 22, 2008 based on the decision of the Agency, MKT was selected as one of the candidates for universal service provider in the prequalification. Written invitation which should have been submitted by the Agency to selected candidates from the first phase, in order to submit offer for selection of universal service provider, has not been received yet.

The regulatory framework for the retail tariff regulation for MKT until August 2008 was provided in the Concession Contract. With the latest changes of the ECL in August 2008 and the published bylaw for retail price regulation in September 2008, the Agency may prescribe one of the following ways of retail regulation of fixed telephony services: price cap, individual price approval, cost based prices or benchmarks. On December 17, 2009, the Agency published the draft analysis for the relevant markets 1-6 related to fixed voice retail services for public debate. Based on the draft analysis, the Agency is planning to impose retail price regulation on MKT as well as to equal the fixed voice access prices for residential and business segment.

On October 28, 2009 the Agency published guideline for price squeeze, for which MKT sent comments, and currently public debate is ongoing after which the final guidelines will be enacted.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under the ECL, MKT has been designated as an SMP in the market for fixed line voice telephone networks and services, including the market for access to the networks for data transmission and leased lines. MKT had a cost based price obligation for the Regulated wholesale services, using fully distributed costs (FDC) methodology until July 2007 and using Long Run Incremental Costs methodology (LRIC) subsequently. A proposal for interconnection fees with LRIC was submitted by MKT in July 2007 and for unbundling fees in December 2007.  On May 23, 2008, the Agency issued approval for the new decreased interconnection and unbundling fees, based on the audit report on MKT’s costing accounting system issued by an independent auditor. On December 31, 2008 the Agency approved the new unbundling fees which entered in force from January 2009. The Agency engaged expert consultancy services for LRIC bottom-up model development for which the result is expected in 2010. Based on several enacted bylaws published in second half of 2008 MKT has prepared several additional regulated wholesale products, Wholesale Line Rental, Wholesale Leased Line and Local Bit stream access. MKT as an SMP operator has the obligation to enable its subscribers to access publicly available telephone services of any interconnected operator with officially signed interconnection contract. On November 15, 2006, MKT signed the first RIO (Reference Interconnection Offer) based Interconnection Agreement with an alternative fixed network operator. On  April 16, 2007, MKT signed the first RUO (Reference Unbundling Offer) based Unbundling Agreement with an alternative fixed network operator. MKT implemented number portability starting from September 1, 2008.

1.3.3 Montenegrin Fixed line

The Group’s Montenegrin subsidiary, Crnogorski Telekom (CT) is registered to provide fixed line telecommunications services in Montenegro as well as to provide domestic voice and data services as well as VOIP, leased line, public payphone, and cable television, value added, etc. services. The telecommunications sector in Montenegro is regulated by the Law on Electronic Communications that came into force in August 2008. The Law is based on the 2002 regulatory framework of the EU. All regulations that are contrary to the law became automatically invalid and new ones have been issued or will have to be issued.

In Montenegro, for the time being there is no obligation to introduce local loop unbundling, bit stream access or accounting separation. CT implemented Carrier selection in 2008. It can be expected that CT will have to implement some or all of the obligations above in the coming years. Accordingly, number portability will be introduced by August 2011.The new Law defined Crnogorski Telekom as an operator with significant market power in the markets of fixed voice telephony network and services, including the market of access to network for data transfer and leased lines as well as the termination of calls within its network, however, the Law did not prescribe the remedies CT should introduce as a consequence. RIO rates are based on benchmarks as there is no approved cost accounting methodology prescribed by the regulator in Montenegro. The Agency for Electronic Communications and Postal Services has started the market analysis process and identified the relevant telecommunication markets in Montenegro identical to those in the EC recommendation 2007/879/EC. It can be expected that within a few years cost oriented RIO prices will have to be implemented in the country.

Montenegro signed a Stabilization and Association Agreement with the EU and a transitory Agreement is in force since January 1, 2008. The agreement is requiring the harmonization of the telecommunications regulations with the regulatory framework of the EU within three years of the ratification of the Agreement.

1.3.4 Hungarian Mobile

The Company is also the market leader in the Hungarian mobile market through the brand T-Mobile (T-Mobile HU).

The initial duration of the concession regarding the GSM 900 public mobile radio telephone service was a period of 15 years starting from the execution of the concession agreement (November 4, 1993 to November 4, 2008). On October 7, 1999 an amended concession contract was signed between the Ministry of Transport, Communications and Water Management and T-Mobile HU extending T-Mobile HU’s rights

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and obligations to also provide service in the 1800 MHz band in Hungary till October 7, 2014. The duration of the concession regarding the DCS 1800 public mobile radio telephone service is 15 years starting from the execution of the new concession agreement (October 7, 1999 to October 7, 2014). As stipulated in the concession contracts, the Minister is entitled to extend the concession period for both services upon their expiration for another 7.5 years without the invitation of a tender. On November 8, 2007, the Company signed the renewed Concession Contract along with the Cooperation Agreement with the Minister that is effective from November 2008. The new Concession Contract prolonged the duration of the 900 MHz frequency usage right till May 4, 2016.

On December 7, 2004, T-Mobile HU obtained the exclusive right of use of certain frequency blocks for the deployment and operation of an IMT2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until December 7, 2019) with an option to extend it for another 7.5 years. T-Mobile HU was obliged by the term of the license decree to start commercial 3G service within 12 months after the acquisition of the license within the inner city of Budapest, which was completed. We were also obliged to reach a population-wide coverage of 30% within 36 months of license acquisition which was also completed in December 2006. On August 26, 2005 T-Mobile HU started to provide 3G service and has been operating it in compliance with the license conditions.

T-Mobile HU is subject to number portability regulation since May 2004, applicable only in case of other mobile operators.

In January 2005 and October 2006 the NCAH designated T-Mobile HU as having significant market power in the mobile wholesale call termination market, and it is currently subject to regulatory obligations regarding the termination charge of calls into its network. In December 2008 the NCAH designated T-Mobile HU as an SMP for the third time in a row and in its resolution reinforced the symmetric mobile termination fees applicable from January 1, 2009, and set out further reduction of tariffs until December 2010 based on a new ‘glide path’. The Company had appealed in court against the resolution.

Since June 30, 2007, an EU regulation has been regulating international roaming tariffs for wholesale and retail customers on the basis of a price cap system. The Regulation prescribed a glide-path that mandates further annual reductions of wholesale and retail prices in the forthcoming years. As of July 2009 the EU introduced regulated tariffs for SMS and data roaming similarly to the regulation of voice roaming.

The National Table of Frequency Allocations and the Radio Application Table was modified in October 2008 enabling the invitation of bidders for the usage rights of 450 MHz (block “B”) and 26 GHz (blocks “C-G”) spectrum.

In the tender for the fourth mobile license a combined IMT-2000/UMTS/ DCS 1800/E-GSM900 spectrum package (so called ‘A’ block) was offered for new entrant candidates. Incumbent mobile operators were excluded from the bid. It was stipulated that the frequency usage rights could be transferred wholly (though not to existing mobile operators), and in the case of E-GSM900 band there was a possibility of transferring maximum 16 channels to incumbent mobile operator(s). Four companies submitted bids. On March 16, 2009, the tender for the 4th mobile license was cancelled, and on April 24, the NCAH dismissed the appeals of 3 bidders. One of the bidders, DreamCom appealed at the Municipal Court asking for the review of the second instance decision of the NCAH, but the court upheld the NCAH’s decision. Now, the 4th GSM/UMTS spectrum package is available for a new tender. It is expected that the new tender will be executed in the course of the implementation of the modified GSM Directive (2009/114/EC Directive, on the frequency bands to be reserved for the coordinated introduction of public pan-European cellular digital land-based mobile communications) in 2010. Member States have 6 months to transpose the modified GSM Directive into their national legislation until May 9, 2010.

Only one license was offered on the 450 MHz tender, for digital cellular system having wider bandwidth. Incumbent mobile operators and 3.5 GHz FWA license holders were excluded from the bid. Two companies submitted bids. The NCAH declared the tender for the 450 MHz spectrum block’s usage right (“B” block) unsuccessful on April 30, 2009.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Five licenses were offered in the 26 GHz bid; 2 licenses for 112 MHz wide blocks, 1 license for a 84 MHz wide block and 2 licenses for 56 MHz wide frequency block. Incumbent mobile operators could bid for the 84 MHz wide block only. It was stipulated that the frequencies could be used for publicly available electronic communication services and for the operation of electronic communications networks (mobile backhaul). T-Mobile HU submitted its bid document solely for the 26 GHz ‘D’ block and won the spectrum usage right license on April 30, 2009. Two companies submitted bids for the ‘E’ block, which were granted to Antenna Hungária, the leading Hungarian land and satellite broadcasting and distribution company. The tender for 2 pieces of 112 MHz and one 56 MHz block was unsuccessful.

The National Table of Frequency Allocations and the Radio Application Table was modified on November 27, 2009  changing the status of 2.6 GHz spectrum blocks from „planned” to assignable.

1.3.5 Macedonian Mobile

T-Mobile Macedonia (T-Mobile MK), Magyar Telekom’s subsidiary, is the leading mobile service provider in Macedonia. With the changes of the Electronic Communications Law published on August 4, 2008, the existing Concession Contract of T-Mobile MK ceased to be valid as of August 5, 2008. On September 5, 2008 the Agency for Electronic Communications, ex officio, issued a notification to T-Mobile MK for those public electronic communication networks and/or services which have been allocated thereto under the Concession Contracts. The license for radiofrequencies used by T-Mobile MK with a bandwidth of 25 MHz in the GSM 900 band, was also issued in a form regulated in the ECL with a validity period until September 5, 2018, which can be renewed up to additional 20 years in accordance with the ECL. T-Mobile MK is also registered to provide a public network for data transmission and radio transmission, with the corresponding data transmission and radio communications services, according to the ECL.

After the analysis of the market “Call termination services in public mobile communication networks” the Agency on November 26, 2007 brought a decision by which T-Mobile MK and Cosmofon (competitor of T-Mobile MK, rebranded to One in November 2009) were designated with SMP status on Market 16 (Call termination services in public mobile communication networks) and several obligations were imposed (interconnection and access, transparency in interconnection and access, non-discrimination in interconnection and access, accounting separation and price control and cost accounting). T-Mobile MK published a RIO with regulated termination rate effective from August 1, 2008. T-Mobile MK was obliged to submit financial reports for 2008 based on accounting separation by May 31, 2009 and submitted them on June 1, 2009. Second round analysis of Market 16 is ongoing and includes the third mobile operator VIP Operator (subsidiary of Mobilkom Austria). The Agency is also conducting market analysis on relevant markets defined in the Decision on relevant market determination of August 17, 2005. The Agency has engaged expert consultancy services for calculation of WACC for SMP designated operators (fixed and mobile). In September 2009, the Agency requested data for calculation of WACC to SMP operators (T-Mobile MK, Cosmofon and Makedonski Telekom). It has also engaged expert consultancy services for LRIC bottom-up model development as means for price control of SMP operators.

On June 30, 2009 the Agency brought a Decision for setting the maximum amount of the one-time fee for number portability service. Prior to the decision the price was established individually by the operators. T-Mobile MK initiated a procedure before the Administrative Court to dispute the decision of the Agency. The administrative procedure has not started yet.

One won the public tender for a license for 3G radiofrequencies utilization in November 2007 and started the 3G commercial operations from August 12, 2008. On September 2, 2008 a decision for granting three 3G licenses was published. T-Mobile MK started commercial operations of the 3G services on June 11, 2009. The validity of the license is 10 years i.e. December 17, 2018 , with a possibility for extension for 20 years in accordance with the ECL.

Since the beginning of 2009 three attempts have been made to award additional two licences for 3G radiofrequencies. On January 27, 2009 a public tender for granting two licences for 3G radiofrequencies was published. No bids were received and no license was awarded. On July 16, 2009 the tender was repeated

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

under the same conditions and experienced the same outcome in August 2009. On December 21, 2009 the tender was published again under the same conditions. Its outcome is expected in 2010.

On January 10, 2009 a public tender for awarding two licences for 2G radiofrequencies in the 1800 MHz band was published. T-Mobile MK was awarded one license on June 9, 2009. The validity period is 10 years, with a possibility for extension for 20 years in accordance with the ECL. Also, on January 10, 2009 a tender for one license in the 1800-1805 MHz for broadband wireless access on the whole territory of republic of Macedonia was published. On May 5, 2009 the Agency brought a Decision pronouncing Mobik Telekomunikacii the best bidder on the tender. Commercial start defined by the tender conditions is 6 months from awarding of the license.

In July 2009, the Agency put several secondary electronic communication legislation acts on public debate. So far, only modified Rulebook of number portability was enacted presenting further stimulation of number portability service. The enactment of these regulations will improve the regulatory framework.

1.3.6 Montenegrin Mobile

Crnogorski Telekom, the Group’s Montenegrin subsidiary is also providing mobile services under the T-Mobile brand (T-Mobile CG). CT is registered as one of three GSM/UMTS providers in Montenegro. T-Mobile CG, as the second mobile operator, was launched on July 1, 2000. The third mobile operator entered the market in 2007. T-Mobile CG started 3G operations in 2007.

According to the Law on Electronic Communications (Note 1.3.3), T-Mobile CG is an SMP in the market of termination of voice calls in its own network however no specific remedy was introduced by the Law. Accordingly, number portability will be introduced by August 2011 also in the mobile the sector. Interconnect rates have been approved by the Regulator based on benchmarks. It can be expected that cost oriented termination prices will be implemented in the coming years.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements of Magyar Telekom have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) effective at the time of preparing the consolidated financial statements and applicable to Magyar Telekom have been endorsed by the EU. Therefore the consolidated financial statements currently also comply with IFRS as issued by the IASB and also comply with the Hungarian Accounting Law on consolidated financial statements, which refers to the IFRS as endorsed by the EU.

The consolidated financial statements are presented in millions of HUF. For the convenience of the reader, the consolidated Statement of financial position, Statement of comprehensive income and Statement of cash flows for the year 2009 are also presented in millions of U.S. dollars (USD) translated at a rate of HUF 188.07 to USD 1 (the official rate of the National Bank of Hungary at December 31, 2009). These translations are un-audited supplementary information, and are not in compliance with IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

2.1.1    Standards, amendments and interpretations effective and adopted by the Group in 2009

• IAS 1         (revised) - Presentation of Financial statements. Revised IAS 1 introduced overall requirements for the presentation of financial statements, guideline for their structure and minimum requirements for their contents. The Group applied the requirements of the revised Standard from January 1, 2009. The most significant change in the presentation of the financial statements is the extension of the Income statement with Other comprehensive income, and that the Income statement’s name changed to Statement of comprehensive income. This also had an effect on the Statement of changes in equity, whereby a number of changes during the year previously disclosed in separate lines are now included in Total comprehensive income for the year. Also, the term of Balance sheet changed to Statement of financial position, and the term Minority interest changed to Non-controlling interest. Further, as previous years’ statements of financial position were restated according to note 1.2.2 and 2.5, we disclosed four Statements of financial position.

• IAS 23       (revised) Borrowing Costs. Under the revised IAS 23 an entity must capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Group applied IAS 23 as of January 1, 2009, which did not have any impact on the financial statements as it had already been the Group’s accounting policy to capitalize eligible borrowing costs on qualifying assets.

• IFRS 2       (amended) Share-based Payment. Main changes and clarifications include references to vesting conditions and cancellations. The changes to IFRS 2 must be applied in periods beginning on or after January 1, 2009. The Group applied IFRS 2 as of January 1, 2009, which had no impact on the accounts as the Group has no significant share based compensations.

• IFRS 7       (amended) Financial Instruments: Disclosures (Improving Disclosures about Financial Instruments). The amendments are in response to calls from constituents for enhanced disclosures about fair value measurements and liquidity risk in the wake of the recent financial crisis. The revised disclosure requirements are applicable for annual periods beginning on or after January 1, 2009. The Group applied the amended standard from January 1, 2009, which did not cause significant changes in the presentation of the Group’s

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financial statements.

• IFRS 8       Operating Segments. Under IFRS 8, segments are components of an entity regularly reviewed by an entity’s chief operating decision-maker. Items are reported based on the internal reporting. IFRS 8 also sets out requirements for related disclosures about products and services, geographical areas and major customers. The Group adopted IFRS 8 as of January 1, 2009. The adoption resulted in a significant restructuring of the Group’s segment disclosure. The Group restructured the way chief operating decision makers decide on allocation of resources in 2008, which was different from the reportable segments of the Group as per IAS 14. In the new structure concluded during 2008, the primary focus is on the customer segmentation (consumer / business) rather than on the technology serving the customers (fixed line / mobile). Comparative information has been restated accordingly. See also Note 2.20 and Note 31. The Group early adopted the IFRS 8 amendment removing the requirement of segment asset disclosures if the CODM does not monitor those.

• IFRIC 13  Customer Loyalty programs. This Interpretation addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. The Group applied this Interpretation as of January 1, 2009. As for measurement, IFRIC 13 did not cause any change in the Group’s accounts as the loyalty programs had been accounted for in substantially the same way as included in the recently issued IFRIC 13. As for presentation, however, there was a change as the previously recognized liability for the undelivered elements was included in Provisions, which was changed to Deferred revenue as a result of the application of IFRIC 13. The comparative Statements of financial position of the Group were restated accordingly. See also Note 2.1.5.

• IFRIC 15  Agreements for the Construction of Real Estate. IFRIC 15 refers to the issue of how to account for revenue and associated expenses by entities that undertake the construction of real estate and sell these items before construction is completed. The interpretation defines criteria for the accounting in accordance with either IAS 11 or with IAS 18. IFRIC 15 shall be applied for annual periods beginning on or after January 1, 2009. The adoption of IFRIC 15 had no impact on the accounts as these are not typical transactions of the Group.

2.1.2    Standards, amendments and interpretations effective in 2009 but not relevant for the Group

• IAS 32       (amended) Financial Instruments: Presentation. The IASB amended IAS 32 with respect to the Statement of financial position classification of puttable financial instruments and obligations arising only on liquidation. As a result of the amendments, some financial instruments that currently meet the definition of a financial liability will be classified as equity. The amendments have detailed criteria for identifying such instruments. The amendments of IAS 32 are applicable for annual periods beginning on or after January 1, 2009. As the Group does not have such instruments that would be affected by the amendments, the amendments to the standard did not have any impact on the Group’s financial statements.

• IFRS 1       First-time Adoption of IFRS (revised). As the Group has been reporting according to IFRS for many years, neither the original standard, nor any revisions to that are relevant for the Group.

• IFRIC 16  Hedges of a Net Investment in a Foreign Operation. IFRIC 16 refers to the application of Net Investment Hedges. Mainly, the interpretation states which risk can be defined as the hedged risk and where within the group the hedging instrument can be held. Hedge Accounting may be applied only to the foreign exchange differences arising between the functional currency of the foreign operation and the parent entity’s functional currency. A derivative or a non-derivative instrument may be designated as a hedging instrument. The hedging instrument(s)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

may be held by any entity or entities within the group (except the foreign operation that itself is being hedged), as long as the designation, documentation and effectiveness requirements of IAS 39.88 that relate to an net investment hedge are satisfied. IFRIC 16 shall be applied for annual periods beginning on or after October 1, 2008. As Magyar Telekom does not apply such hedges and does not apply hedge accounting, IFRIC 16 has no impact on the Group’s accounts.

• IFRIC 9 and IAS 39     In March 2009 the IASB published amendments to IFRIC 9 (Reassessment Embedded Derivatives) and IAS 39 (Financial Instruments: Recognition and Measurement). As a result, entities are required to:

•      assess whether an embedded derivative is required to be separated from a host contract when the entity reclassifies a hybrid (combined) financial asset out of the fair value through profit or loss category

•      make such an assessment on the basis of the circumstances that existed when the entity first became a party to the contract, or, if later, when there was a change in the contract that significantly modified the cash flows determine whether the fair value of the separated embedded derivative can be measured reliably; if not, the entire hybrid (combined) financial asset must remain in the fair value through profit or loss category.

When an entity performs the assessment as required by the amendments it does not apply paragraph (c) of IAS 39, which states that separation of an embedded derivative from the host contract is required only if the hybrid (combined) instrument is not measured at fair value through profit or loss. The amendments are applicable for annual periods ending on or after June 30, 2009. The Group has no hybrid financial assets, therefore, the amended standard and interpretation did not have any effect on the Group’s financial statements.

2.1.3    Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group

IAS 24          (revised). In November 2009, the IASB issued a revised version of IAS 24 Related Party Disclosures. Until now, if a government controlled, or significantly influenced, an entity, the entity was required to disclose information about all transactions with other entities controlled, or significantly influenced by the same government. The revised standard still requires disclosures that are important to users of financial statements but eliminates requirements to disclose information that is costly to gather and of less value to users. It achieves this balance by requiring disclosure about these transactions only if they are individually or collectively significant. Furthermore the IASB has simplified the definition of related party and removed inconsistencies. The revised standard shall be applied retrospectively for annual periods beginning on or after January 1, 2011. Earlier application is permitted. Governments have no ownership in Magyar Telekom Plc., therefore, the revised standard will not have a significant impact on the disclosures in the Group’s financial statements. The European Union has not yet endorsed the revised standard.

• IAS 27, IFRS 3 (amended). In January 2008 the IASB published the amended Standards IFRS 3 - Business Combinations and IAS 27 - Consolidated and Separate Financial Statements. The major changes compared to the current version of the standards are summarized below:

•      With respect to accounting for non-controlling interest an option is added to IFRS 3 to permit an entity to recognize 100% of the goodwill of the acquired entity, not just the acquiring entity’s portion of the goodwill (‘full goodwill’ option) or to measure non-controlling interest at its fair value. This option may be elected on a transaction-by-transaction basis.

•      In a step acquisition, the fair values of the acquired entity’s assets and liabilities, including goodwill, are measured on the date when control is obtained. Accordingly, goodwill will be measured as the difference at the acquisition date between the fair value of any investment the business held before the acquisition, the consideration transferred

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and the net asset acquired.

•      A partial disposal of an investment in a subsidiary while control is retained is accounted for as an equity transaction with owners, and gain or loss is not recognized.

•      A partial disposal of an investment in a subsidiary that results in loss of control triggers re-measurement of the residual interest to fair value. Any difference between fair value and carrying amount is a gain or loss on the disposal, recognized in profit or loss.

•      Acquisition related costs will be accounted for separately from the business combination, and therefore, recognized as expenses rather than included in goodwill. An acquirer will have to recognize at the acquisition date a liability for any contingent purchase consideration. If the amount of contingent consideration accounted for as a liability changes as a result of a post-acquisition event (such as meeting an earnings target), it will be recognized in accordance with other applicable IFRSs, as appropriate rather than as an adjustment of goodwill.

•      The revised standards require an entity to attribute their share of losses to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

•      Effects resulting from an effective settlement of pre-existing relationships (relationships between acquirer and acquiree before the business combination) must not be included in the determination of the consideration.

•      In contrast to current IFRS 3, the amended version of this standard provides rules for rights that have been granted to the acquiree (e.g. to use its intellectual property) before the business combination and are re-acquired with the business combination.

•      The revised IFRS 3 brings into scope business combinations involving only mutual entities and business combinations achieved by contracts alone.

The amended version of IFRS 3 has to be applied for Business Combinations with effective dates in annual periods beginning on or after July 1, 2009. Early application is allowed but restricted on annual periods beginning on or after June 30, 2007. The changes to IAS 27 must be applied in periods beginning on or after July 1, 2009. Early application is allowed. Early application of any of the two standards requires early application of the other standard, respectively. We believe that that the amended standards will not have a significant impact on the Group’s Statement of comprehensive income or Statement of financial position when applied from January 1, 2010. The European Union has endorsed both amended standards.

• IFRS 2       (amended) Share-based Payment. The amendments related to Group Cash-settled Share-based Payment Transactions were published in June 2009. Currently effective IFRSs require attribution of group share-based payment transactions only if they are equity-settled. The amendments resolve diversity in practice regarding attribution of cash-settled share-based payment transactions and require an entity receiving goods or services in either an equity-settled or a cash-settled payment transaction to account for the transaction in its separate or individual financial statements. The Group has no significant share based compensations; therefore, we do not expect the amended standard to have a significant effect on the Group when applied from January 1, 2010. Amendments to IFRS 2 shall be applied retrospectively for annual periods beginning on or after January 1, 2010. The amendments also incorporate the guidance contained in IFRIC 8 (Scope of IFRS 2) and in IFRIC 11 (IFRS 2 - Group and Treasury Share Transactions). As a result, the Board withdrew IFRIC 8 and IFRIC 11. The European Union has not yet endorsed the amended standard.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

• IFRS 9       Financial Instruments. The standard forms the first part of a three-phase project to replace IAS 39 (Financial Instruments: Recognition and Measurement) with a new standard, to be known as IFRS 9 Financial Instruments. IFRS 9 prescribes the classification and measurement of financial assets. The remaining phases of this project, dealing with the classification and measurement of financial liabilities, impairment of financial instruments and hedge accounting, as well as a further project regarding derecognition, are in progress. The IASB expects to have completed the replacement of IAS 39 by end of 2010.

At initial recognition, IFRS 9 requires financial assets to be measured at fair value.  After initial recognition, financial assets continue to be measured in accordance with their classification under IFRS 9.  Where a financial asset is classified and measured at amortized cost, it is required to be tested for impairment in accordance with the impairment requirements in IAS 39. IFRS 9 defines the below rules for classification.

•      IFRS 9 requires that financial assets are classified as subsequently measured at either amortized cost or fair value. There are two conditions needed to be satisfied to classify financial assets at amortized cost: (1) The objective of an entity´s business model for managing financial assets has to be to hold assets in order to collect contractual cash flows; and (2) The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Where either of these conditions is not satisfied, financial assets are classified at fair value.

•      Faire Value Option: IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the amortized cost category, to be at fair value through profit or loss if that designation eliminates or significantly reduces a measurement or recognition inconsistency (‘accounting mismatch’).

•      Equity instruments: The default category for equity instruments is at fair value through profit or loss.  However, the standard states that an entity can make an irrevocable election at initial recognition to present all fair value changes for equity investments not held for trading in other comprehensive income.  These fair value gains or losses are not reported as part of a reporting entity’s profit or loss, even when a gain or loss is realized. Only dividends received from these investments are reported in profit or loss.

•      Embedded derivatives: The requirements in IAS 39 for embedded derivatives have been changed by no longer requiring that embedded derivatives be separated from financial asset host contracts.

•      Reclassification: IFRS 9 requires reclassification between fair value and amortized cost when, and only when there is a change in the entity’s business model. The ‘tainting rules’ in IAS 39 have been eliminated.

An entity shall apply IFRS 9 for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. A reporting entity must apply IFRS 9 retrospectively. For entities that adopt IFRS 9 for periods before January 1, 2012 the IFRS provides transition relief from restating comparative information. The adoption of the new standard will probably result in changes in the financial statements of the Group, the exact extent of which we are currently analyzing. The European Union has not yet endorsed the standard.

• IFRIC 18  Transfers of Assets from Customers. The Interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for annual periods beginning on or after July 1, 2009 and applies prospectively. However, limited retrospective application is permitted. The Group’s applicable transactions are not

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

material, therefore, we do not expect the amended standard to have a significant effect on the Group when applied from January 1, 2010. The European Union has also endorsed this interpretation.

2.1.4    Standards, amendments and interpretations that are not yet effective and not relevant for the Group’s operations

• IAS 32       (amended) - The IASB published an amendment to IAS 32 Financial Instruments: Presentation   in October 2009. The amendment clarifies the classification of rights issues as equity or liabilities for rights issues that are denominated in a currency other than the functional currency of the issuer. These rights issues are recorded as derivative liabilities before the amendment. The amendment requires that such right issues offered pro rate to all of an entity’s existing shareholders are classified as equity. The classification is independent of the currency in which the exercise price is denominated. The application of the amendment is required for annual periods beginning on or after February 1, 2010. An earlier application is permitted. The amendment will have no impact on the Group’s financial statements as Magyar Telekom has no such instruments. The European Union has also endorsed the amended standard.

• IAS 39       (amended) - The IASB published an amendment in August 2008 to IAS 39 with respect to hedge accounting. The amendment “Eligible Hedged Items” allows to designate only changes in the cash flows or fair value of a hedged item above or below  a specified price or other variable. The amendment of IAS 39 shall be applied retrospectively for annual periods beginning on or after July 1, 2009. The amendment will not have any impact on Magyar Telekom’s accounts as the Group does not apply hedge accounting. The European Union has also endorsed the amended standard.

• IFRS 1       Additional Exemptions for First-time Adopters. The IASB amended IFRS 1 in July 2009 and in January 2010. As the Group has been reporting according to IFRS for many years, neither the original standard, nor any revision to that is relevant for the Group. The European Union has not yet endorsed the revised standard.

• IFRIC 14  (amended) IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. In November 2009, the IASB issued an amendment to IFRIC 14, which corrects an unintended consequence of IFRIC 14. Without the amendments, in some circumstances entities are not permitted to recognize some voluntary prepayments for minimum funding contributions as an asset. The amendment permits such an entity to treat the benefit of such an early payment as an asset. The amendments are effective for annual periods beginning January 1, 2011. The amendments must be applied retrospectively to the earliest comparative period presented. The amended interpretation is not applicable to Magyar Telekom as the Group has no funded defined post-retirement benefit schemes. The European Union has not yet endorsed the amended interpretation.

• IFRIC 17  Distributions of Non-cash Assets to Owners. This interpretation issued in November 2008 refers to the issue when to recognize liabilities accounted for non-cash dividends payable (e.g. property, plant, and equipment) and how to measure them. In addition, the interpretation refers to the issue how to account for any difference between the carrying amount of the assets distributed and the carrying amount of the dividend payable. The interpretation shall be applied for annual periods beginning on or after July 1, 2009. As the Group does not distribute non-cash dividends, IFRIC 17 will have no impact on the Group’s financial statements. The European Union has also endorsed the interpretation.

• IFRIC 19  Extinguishing Financial Liabilities with Equity Instruments. This interpretation issued in November 2009 clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

effective for annual periods beginning on or after July 1, 2010 with earlier application permitted. The interpretation shall be applied retrospectively. The interpretation is not applicable to Magyar Telekom as the Group does not extinguish any of its financial liabilities with equity instruments. The European Union has not yet endorsed this interpretation.

• IFRS for  Small and Medium-sized Entities. In July 2009 the IASB issued its IFRS for Small and Medium-sized Entities, which is not relevant for Magyar Telekom.

2.1.5    Changes in presentation

Reclassifications between liabilities and provisions

IFRIC 13 Customer Loyalty programs addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. The Group applied IFRIC 13 from January 1, 2009, which resulted in no change in the measurement of such customer credits, but before the application of IFRIC 13, the Group had recognized these liabilities as provisions. As a result of the application, we have reclassified these items from provisions to liabilities (deferred revenue), and restated the Group’s comparative Statements of financial position accordingly. The table below shows the impact of the above change in our presentation.

In HUF millions	2006	2007	2008

Provisions — current
As reported	13,004	20,811	17,235
Change	(634)	(751)	(1,393)
As restated	12,370	20,060	15,842

Other current liabilities
As reported	110,598	43,920	37,210
Change	634	751	1,393
As restated	111,232	44,671	38,603

Provisions — non current
As reported	3,533	12,886	9,417
Change	(1,401)	(1,703)	(850)
After change in presentation (before impact of investigation - Note 1.2)	2,132	11,183	8,567

Other non current liabilities
As reported	8,730	5,797	583
Change	1,401	1,703	850
As restated	10,131	7,500	1,433

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.2 Consolidation

2.2.1 Subsidiaries

Subsidiaries in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies as to obtain benefit from its activities, are consolidated.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are also considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group, and are no longer consolidated from the date control ceases. The purchase method of accounting is used to account for business combinations. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets and contingent liabilities of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Profit for the year (Other income).

In case of acquisitions where the transaction takes place between companies under common control (i.e. with other Deutsche Telekom group companies), the transaction is recorded at the carrying amounts as recorded in the predecessor’s accounts, and any gains, losses or differences between the carrying amount and the sale-purchase price are recognized in Retained earnings.

Inter-company transactions, balances and unrealized gains on transactions between the Magyar Telekom Group companies are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the policies adopted by the Group.

Transactions with Non-controlling interests are treated as third party transactions. Gains or losses arising on disposals to Non-controlling interests are recorded in the Profit for the year. Purchases from Non-controlling interests result in goodwill (or other income), being the difference between any consideration transferred and the relevant share acquired of the carrying value of the net assets of the subsidiary.

2.2.2 Associates and joint ventures

Associates are all entities over which the Group has significant influence but not control, generally reflecting a shareholding of between 20% and 50% of the voting rights. Joint ventures are entities in which the Group has an ownership of 50% with and equivalent external partner holding the other 50% of the voting rights. Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investment in associates and joint ventures includes goodwill arising on acquisitions, and net of any accumulated impairment loss.

The Group’s share of its associates’ and joint ventures’ post-acquisition profits or losses is recognized in the Profit for the year (Share of associates’ and joint ventures’ profits). The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the company, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the company. Accounting policies of associates and joint ventures have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2009 and 2008 the principal operating subsidiaries and associates and joint ventures of the Group were as follows:

Subsidiaries	Group interest in capital as at December 31,			Activity
	2008	2009
Incorporated in Hungary:
T-Kábel	100.00%	—	(a)	Cable TV operator
Dataplex	100.00%	100.00%		IT hardware co-location service provider
Origo	100.00%	100.00%		Internet and TV content provider
KFKI	100.00%	100.00%		System integration and IT services
IQSYS	100.00%	100.00%		System integration and IT services
Pro-M	100.00%	100.00%		Professional Mobile Radio (PMR) network operator
ISH	—	100.00%		Integrated healthcare IT services
Telekom New Media	—	100.00%		Interactive service provider of telecommunications applications

Incorporated in Macedonia:
Makedonski Telekom (MKT)	56.67%	56.67%		Fixed line telecom service provider
T-Mobile Macedonia (T-Mobile MK)	56.67%	56.67%		Cellular telecom service provider
Stonebridge	100.00%	100.00%		Holding company

Incorporated in Montenegro:
Crnogorski Telekom (CT)	76.53%	76.53	%(b)	Telecom service provider
T-Mobile Crna Gora (T-Mobile CG)	76.53%	—	(b)	Cellular telecom service provider
Internet Crna Gora (ICG)	76.53%	—	(b)	Internet service and content provider

Incorporated in Romania:
Combridge	100.00%	100.00%		Wholesale telecommunications service provider

Incorporated in Bulgaria:
Orbitel	100.00%	100.00%		Alternative telecommunications and internet service provider
Novatel BG	100.00%	100.00%		Wholesale telecommunications service provider

Incorporated in the Ukraine:
Novatel UA	100.00%	100.00%		Alternative telecommunications and internet service provider

(a)              T-Kábel merged into Magyar Telekom Plc. as of September 30, 2009.

(b)             T-Mobile Crna Gora and Internet Crna Gora merged into Crnogorski Telekom as of May 1, 2009.

Associates / Joint ventures	Group interest in capital as at December 31,			Activity
	2008	2009
Incorporated in Hungary:

Hunsat	50%	50%		Satellite telecommunications
Magyar RTL (M-RTL)	25%	—	(a)	Television broadcast company
IKO-Telekom Media Holding	50%	—	(a)	Media holding company

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s interest in the capital of the above subsidiaries, associates and joint ventures equals the voting rights therein.

(a)           Magyar Telekom signed a strategic co-operation agreement with IKO Production Kft, the other 50% owner of IKO-Telekom Média Holding (ITMH) in 2008 to split the investments of ITMH and gain full control of ITMH’s two 100% owned subsidiaries, IKO New Media (IKO NM) and IKO Content & Rights (IKO CR). According to the co-operation agreement, the properties of ITMH were split between the owners by way of a demerger; as a result of which Magyar Telekom gained 100% ownership over IKO NM and IKO CR as of May 31, 2009, while ITMH including the 31% stake in M-RTL remained with IKO Production.

2.3 Foreign currency translation

2.3.1    Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’).

The consolidated financial statements are presented in millions of HUF, as the Group’s presentation currency is the Hungarian Forint.

2.3.2    Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Profit for the year (Finance income).

2.3.3    Group companies

The results and financial position of all of the Group’s entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

• For the initial consolidation of foreign subsidiaries acquired, their assets and liabilities at the acquisition date are incorporated into the consolidated financial statements after translating the balances into HUF using the exchange rate prevailing at the date of acquisition. The fair value adjustments resulting from the purchase price allocation and goodwill are accounted for in HUF for acquisitions before March 31, 2004, after which date these adjustments arising on consolidation are accounted for in the functional currency of the subsidiary.

• Assets and liabilities for each Statement of financial position presented are translated at the closing rate at the date of that Statement of financial position.

• Statements of comprehensive income are translated at cumulated average exchange rates.

• All resulting exchange differences are recognized directly in the consolidated equity (Cumulative translation adjustment). When a foreign operation is fully or partially disposed of, exchange differences that were recorded in equity are recognized in the Profit for the year as part of the gain or loss on sale.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.4 Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets of the Group include cash and cash equivalents, equity instruments of another entity (available-for-sale) and contractual rights to receive cash (trade and other receivables) or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity (derivatives).

Financial liabilities of the Group include liabilities that originate from contractual obligations to deliver cash or another financial asset to another entity (non-derivatives); or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity (derivatives).

Financial liabilities, in particular, include liabilities to banks and related parties, finance lease payables, trade payables and derivative financial liabilities.

Finance lease receivables and liabilities meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases. See Note 2.17.

The fair value of traded financial instruments is determined by reference to their market prices at the end of the reporting period. This typically applies to AFS financial instruments.

The fair value of financial instruments that are not traded in an active market (e.g. derivative financial instruments) is determined by using discounted cash flow valuation technique. The fair value of forward foreign exchange contracts is determined using quoted spot exchange rates and appropriate interest rates at the end of the reporting period.

The fair value of other financial instruments is also determined by using discounted cash flow valuation technique. The expected quarterly cash inflows or outflows are discounted by market based interest rates interpolated from the official Budapest and EUR Interest Rate Swap.

The fair value of long term fixed-rate financial liabilities (Financial liabilities to related parties, Bank loans and Nonconvertible bonds and debentures) is also determined by using discounted cash flow valuation technique. The cash flows of the liabilities are discounted by interest rates, which are reasonable to the Group for similar financial instruments. The carrying amount of floating-rate financial liabilities or expiring within one year approximate the fair values at the end of the reporting period.

Assumptions applied in the fair value calculations are subject to uncertainties. Changes in the assumptions applied in the calculations would have an impact on the carrying amounts, the fair values and/or the cash flows originating from the financial instruments. Sensitivity analyses related to the Group’s financial instruments are provided in Note 3.

2.4.1       Financial assets

The Group classifies its financial assets in the following categories:

•                  at fair value through profit or loss

•                  loans and receivables

•                  available-for-sale (AFS)

•                  held-to-maturity

The classification depends on the purpose for which the financial asset was acquired. Management determines the classification of financial assets at their initial recognition.

Regular way purchases and sales of financial assets are recognized on the trade-date, the date on which

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the Profit for the year.

The Group assesses at each financial statement date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Impairment losses of financial assets are recognized in the Profit for the year against allowance accounts to reduce the carrying amount until the derecognition of the financial asset, when the net carrying amount (including any allowance for impairment) is derecognized from the Statement of financial position. Any gains or losses on derecognition are calculated and recognized as the difference between the proceeds form disposal and the (net) carrying amount derecognized.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.4.1.1  Financial assets at fair value through profit or loss

The “financial assets at fair value through profit or loss” measurement category includes the following financial assets:

•                  Financial assets that are designated as “at fair value through profit or loss” using the fair value option as per IAS 39

•                  Financial assets incurred for the purpose of selling immediately or in the near term and thus classified as “held for trading”

•                  Derivative financial assets are classified as “held for trading”

Assets in this category are classified as current assets (Other financial assets). No reclassification between categories have been made in the past and no reclassifications are expected in the future.

Assets in this category are initially recognized and subsequently carried at fair value. Gains or losses arising from changes in the fair value are recognized in the Profit for the year (Other financial income) in the period in which they arise. The Group only classifies derivative financial instruments in this category.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and their fair values are re-measured at subsequent financial statement dates. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the Profit for the year (Finance income).

2.4.1.2  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Receivables are included in current assets, except those with maturities over 12 months after the financial statement date. These are classified as non-current assets.

The following items are assigned to the “loans and receivables” measurement category.

•                  cash and cash equivalents

•                  receivables and loans to third parties

•                  trade receivables

•                  employee loans

•                  other receivables

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method, less any impairment.

The carrying amount of loans and receivables, which would otherwise be past due, whose terms have been renegotiated is not impaired if the collectability of the renegotiated cash flows are considered ensured.

(a) Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks, and all highly liquid deposits and securities with original maturities of three months or less, and exclude all overdrafts.

(b) Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the underlying arrangement. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments as well as historical collections are considered indicators that the trade receivable is impaired.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the Profit for the year (Other operating expenses — Bad debt expense).

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and collectively for financial assets that are not individually significant. If no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, Magyar Telekom includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

The Group’s benchmark policy for collective assessment of impairment is based on the aging of the receivables due to the large number of relatively similar type of customers.

Individual valuation is carried out for customers under litigation; bankruptcy proceedings and for the total receivables of customers with overdue receivables. Itemized valuation is also performed in special circumstances, if there is an overdue receivable from any designated customer with different credit risk attributes.

When a trade receivable is established to be uncollectible, it is written off against Other operating expenses in the Profit for the year (Bad debt expense) with a parallel release of cumulated impairment. Subsequent recoveries of amounts previously written off are credited against the same line of the Statement of comprehensive income.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed by adjusting the allowance account. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

reversed. The amount of the reversal shall be recognized in the Profit for the year as a reduction to Other operating expenses (Bad debt expense).

Amounts due to, and receivable from, other network operators are shown net where a right of set-off exists and the amounts are settled on a net basis (such as interconnection receivables and payables).

(c) Employee loans

Employee loans are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment loss.

Difference between the nominal value of the loan granted and the initial fair value of the employee loan is recognized as prepaid employee benefits. Interest income on the loan granted calculated by using the effective interest method is recognized as finance income, while the prepaid employee benefits are amortized to Employee related expenses evenly over the term of the loan.

2.4.1.3  Available-for-sale financial assets (AFS)

AFS financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in other non current financial assets unless management intends to dispose of the investment within 12 months of the financial statement date. In this latter case they are included in current assets (Other financial assets).

The “available-for-sale financial assets” measurement category includes:

•                  listed equity instruments that are neither consolidated nor included using the equity method in the consolidated financial statements

•                  unlisted equity instruments that are neither consolidated nor included using the equity method in the consolidated financial statements

•                  debt instruments

AFS financial assets are initially recognized and also subsequently carried at fair value. The unrealized changes in the fair value of available-for-sale financial assets are recognized in equity (Revaluation reserve for AFS financial assets).

Interest on available-for-sale debt securities calculated using the effective interest method is recognized in the Profit for the year (Finance income). Dividends on available-for-sale equity instruments are recognized in the Profit for the year (Finance income) when the Group’s right to receive payments is established.

The Group assesses at each financial statement date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset that can be reliably estimated. If any such evidence exists for AFS financial assets, the cumulative unrealized gain (if any) is reclassified from Other comprehensive income to Profit for the year, and any remaining difference is also recognized in the Profit for the year (Finance income). Impairment losses recognized on equity instruments are not reversed through the Profit for the year, while impairment losses recognized on debt instruments are reversed through the Profit for the year.

When AFS financial assets are sold or redeemed, therefore derecognized, the fair value adjustments accumulated in equity are reclassified from Other comprehensive income to Profit for the year (Finance income).

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2.4.1.4    Held-to-maturity investments

This category includes non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity. The Group does not classify any of its financial instruments in this category.

2.4.2       Financial liabilities

There are two measurement categories for financial liabilities used by the Group:

•                  Financial liabilities carried at amortized cost

•                  Financial liabilities at fair value through profit or loss

No reclassification between categories has been made in the past and no reclassifications are expected in the future. Both types of financial liabilities are initially recognized at fair value, while subsequent measurements are different (see below). We remove a financial liability (or a part of a financial liability) from the Statement of financial position when, and only when, it is extinguished — i.e. when the obligation specified in the contract is discharged,  cancelled or expired.

2.4.2.1    Financial liabilities carried at amortized cost

The measurement category for “financial liabilities measured at amortized cost” includes all financial liabilities not classified as “at fair value through profit or loss”.

(a) Loans and other borrowings

Borrowings are recognized initially at fair value less transaction costs, and subsequently measured at amortized costs using the effective interest rate method. The effective interest is recognized in the Profit for the year (Finance expenses) over the period of the borrowings.

(b) Trade and other payables

Trade and other payables (including accruals) are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. The carrying values of trade and other payables approximate their fair values due to their short maturity.

2.4.2.2    Financial liabilities at fair value through profit or loss

Since the Group currently has no intention of measuring non-derivative financial liabilities at fair value, generally only derivative financial instruments are assigned to this category.

The Group does not designate any derivatives as hedging instruments, therefore, all derivatives are classified as “held for trading”.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and their fair values are re-measured at subsequent financial statement dates. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the Profit for the year (Finance income).

The Group considers only those contracts as a separable host contract and an embedded derivative which are denominated neither in the functional currency of either of the contracting parties nor in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the

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transaction takes place (e.g. a relatively stable and liquid currency that is commonly used in local business transactions or external trade). The Group has identified EUR and USD (except Montenegro) as currencies commonly used in the Group’s operating area.

2.5 Inventories

Inventories are stated at the lower of cost or net realizable value using the historical cost method of accounting, and are valued on a weighted average basis. The cost of inventories comprises all costs of purchase, cost of construction and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Phone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods (Note 4.6). Such loss on the sale of equipment is only recorded when the sale occurs if the normal resale value is higher than the cost of the phone set. If the normal resale value is lower than costs, the difference is recognized as impairment immediately.

2.6 Non current assets held for sale

An asset is classified as held for sale if it is no longer needed for the future operations of the Group, and has been identified for sale, which is highly probable and expected to take place within 12 months. These assets are accounted for at the lower of carrying value or fair value less cost to sell. Depreciation is discontinued from the date of designation to the held for sale status. When an asset is designated for sale, and the fair value is determined to be lower than the carrying amount, the difference is recognized in the Profit for the year (Depreciation and amortization) as an impairment loss.

2.7 Property, plant and equipment (PPE)

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses.

The cost of an item of PPE comprises its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located is also included in the costs if the obligation incurred can be recognized as a provision according to IAS 37 — Provisions, Contingent Liabilities and Contingent Assets.

Government grants relating to the purchase of PPE are deducted from the original cost of the items and are recognized in the Profit for the year through the reduced amount of depreciation of the related assets over their useful lives. Investment tax credits relating to qualifying investment projects (Note 9.5) are also recognized in this manner.

Cost in the case of telecommunications equipment comprises of all expenditures including the cabling within customers’ premises and interest on related loans.

Subsequent expenditure on an asset that that meets the recognition criteria to be recognized as an asset or an addition to an asset is capitalized, while maintenance and repairs are charged to expense when incurred.

When assets are scrapped, the cost and accumulated depreciation are removed from the accounts and the loss is recognized in the Profit for the year as depreciation expense.

When assets are sold, the cost and accumulated depreciation are removed from the accounts and any related gain or loss is recognized in the Profit for the year (Other operating income).

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Depreciation is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. On an annual basis, Magyar Telekom reviews the useful lives and residual values for consistency with current development plans and advances in technology. For further details on the groups of assets impacted by the most recent useful life revisions refer to Note 12. The annual revisions are conducted in the second quarter of the year and the resulting changes are applied from the third quarter of the year. In addition to the regular revisions, any investment decisions made throughout the year may also result in a change of useful life of a group of assets in any period of the year.

2.8 Intangible assets

Intangible assets are stated at historical cost less accumulated amortization and impairment losses.

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use. These costs are amortized over the estimated useful life of the software. Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. Costs directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee related costs and an appropriate portion of relevant overheads. Computer software development costs recognized as assets are amortized over their estimated useful lives. As these assets represent an immaterial portion of all software, these are not disclosed separately.

Costs associated with the acquisition of long term frequency licenses are capitalized including any related borrowing costs. The useful lives of concessions and licenses are determined based on the underlying agreements and are amortized on a straight line basis over the period from availability of the frequency for commercial use until the end of the initial concession or license term. No renewal periods are considered in the determination of useful life.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets and contingent liabilities of the acquired subsidiary or business at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Impairment testing is carried out on an annual basis for all goodwill in the last quarter of the year based on the carrying values as at September 30 of the year. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity or business include the carrying amount of goodwill relating to the entity or business sold.

Amortization is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. On an annual basis, Magyar Telekom reviews the useful lives for consistency with current development and replacement plans and advances in technology. For further details on the groups of assets impacted by the most recent useful life revisions refer to Note 13. The annual revisions are conducted in the second quarter of the year and the resulting changes are applied from the third quarter of the year. In addition to the regular revisions, any investment decisions made throughout the year may also result in a change of useful life of a group of assets in any period of the year.

In determining whether an asset that incorporates both intangible and tangible elements should be treated under IAS 16 - Property, Plant and Equipment or as an intangible asset under IAS 38 — Intangible Assets, management uses judgment to assess which element is more significant and recognizes the assets accordingly.

2.9 Impairment of PPE and intangible assets

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the assets’ fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately

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identifiable cash flows (cash-generating units - CGUs).

The fair values of the individual tangible and intangible assets of the Group in most cases can not be determined as individual assets do not generate cash flows. Instead, the Group determines CGUs to which the individual assets are allocated and the fair values can only be determined at CGU level, primarily by using discounted cash flow analyses. See also Note 4.3. Corporate assets which have the distinctive characteristics of not generating cash inflows independently of other assets or groups of assets are allocated to CGUs when conducting impairment tests.

Goodwill is tested for impairment annually or more frequently if circumstances indicate that impairment may have occurred. When conducting the impairment tests, Magyar Telekom allocates goodwill to its operating segments. Operating segments may include one clearly identifiable company or a group of companies, or components of one company and other companies as well.

For the subsidiaries included in the operating segments the Group establishes the subsidiaries’ recoverable amounts by determining their fair value less cost to sell by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analyses and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. The fair values determined as described above are used as a basis when establishing the need for an impairment of any goodwill allocated to the operating segments. See also Note 4.2. If the calculated fair value less cost to sell is lower than the carrying amount of the operating segment, goodwill is impaired.

2.10 Provisions and contingent liabilities

Provisions are recognized when Magyar Telekom has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are measured and recorded as the best estimate of the expenditure required to settle the present obligation at the financial statement date.

Provisions for obligations expected to fall due after 12 months are generally recognized at their present value and are accreted (against Finance expense) until utilization or reversal.

No provision is recognized for contingent liabilities. A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

2.11 Treasury stock

When the Company or its subsidiaries purchase the Company’s equity shares, the consideration transferred including any attributable incremental external costs are deducted from the Equity of the owners of the parent as Treasury stock until they are re-sold or cancelled. When such shares are subsequently sold, the treasury share balance decreases by the original cost of the shares, thereby increasing the equity, while any gains or losses are also recognized in equity (Retained earnings). Treasury stock transactions are recorded on the transaction date.

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2.12 Revenues

Revenues for all services and equipment sales (Note 22) are shown net of VAT, discounts and excluding sales within the Group. Revenue is recognized when the amount of the revenue can be reliably measured, and when it is probable that future economic benefits will flow to the Group and all other specific recognition criteria of IAS18 on the sale of goods and rendering of services are met for the provision of each of the Group’s services and sale of goods.

Customers of the Group are granted loyalty awards (credit points) based on their usage of the Group’s services including timely payment of their invoices. Loyalty awards can be accumulated and redeemed to obtain future benefits (e.g. call credits, handset discounts, etc.) from the operators of the Group. When customers earn their credit points, the fair value of the credit points earned are deducted from the revenue invoiced to the customer, and recognized as Other liabilities (deferred revenue). See also Note 2.1.5. On redemption (or expiry) of the points, the deferred revenue is released to revenue as the customer collected (or waived) the undelivered element of the deemed bundle.

Revenues from operating leases are recognized on a straight line basis over the period the services are provided. Operating lease revenues are primarily included in the System integration and IT revenues.

2.12.1 Fixed line and mobile telecommunications revenues

Revenue is primarily derived from services provided to Magyar Telekom’s customer subscribers and other third parties using Magyar Telekom’s telecommunications network, and equipment sales.

Customer subscriber arrangements typically include an equipment sale, subscription fee and charge for the actual voice, internet, data or multimedia services used. The Group considers the various elements of these arrangements to be separate earnings processes and classifies the revenue for each of the deliverables into the categories as disclosed in Note 22 using the residual method for each of the elements. These units are identified and separated, since they have value on a standalone basis and are sold not only in a bundle, but separately as well. Therefore the Group recognizes revenues for all of these elements using the residual method that is the amount of consideration allocated to the delivered elements of the arrangements equals the total consideration less the fair value of the undelivered elements.

The Group provides customers with narrow and broadband access to its fixed, mobile and TV distribution networks. Service revenues are recognized when the services are provided in accordance with contractual terms and conditions. Airtime revenue is recognized based upon minutes of use and contracted fees less credits and adjustments for discounts, while subscription and flat rate revenues are recognized in the period they relate to.

Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided that there are no unfulfilled obligations that affect the customer’s final acceptance of the arrangement.

Advertising revenues are recognized in the period that the advertisements are exhibited.

Revenues from premium rate services (Voice and non-voice) are recognized on a gross basis when the delivery of the service over Magyar Telekom’s network is the responsibility of the Group, the Group establishes the prices of these services and bears substantial risks of these services, otherwise presented on a net basis.

Customers may also purchase prepaid mobile, public phone and internet credits (“cards”) which allow those customers to use Magyar Telekom’s telecommunications network for a selected amount of time. Customers must pay for such services at the date when the card is purchased. Revenues from the sale of cards are recognized when used by the customers or when the credits expire with unused traffic.

Third parties using Magyar Telekom’s telecommunications network include roaming customers of other

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service providers and other telecommunications providers which terminate or transit calls on Magyar Telekom’s network. These wholesale (incoming) traffic revenues included in Voice and Non-voice (Data and Internet) revenues are recognized in the period of related usage. A proportion of the revenue received is often paid to other operators (interconnect) for the use of their networks, where applicable. The revenues and costs of these transit calls are stated gross in the Financial statements as the Group is the principal supplier of these services using its own network freely defining the pricing of the services, and recognized in the period of related usage.

2.12.2 System integration and IT revenues

Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of 2-3 years. Revenues for voice and data services are recognized under such contracts when used by the customer.

Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. The contracts are analyzed based on the requirements of IFRIC 4 - Determining whether an Arrangement contains a Lease, and if they include embedded lease elements, the revenues attributable to these are recognized according to IAS 17 - Leases as described in Note 2.17.

Revenue from system integration contracts requiring the delivery of customized products and/or services is generally covered by one of the following types of contracts: fixed-price or time and material-based. For fixed-price contracts, revenue is generally recognized based on percentage of completion taking into account the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. In the case of contracts billed on the basis of time and material, revenue is recognized as the services are rendered.

Revenue from maintenance services (generally fixed fee per month) is recognized over the contractual period or as the services are provided. Revenue from repairs, which are not part of the maintenance contract, billed on the basis of time and material used is recognized as the services are provided.

Revenue from hardware and software sales or sales-type leases is recognized when the risk of ownership is substantially transferred to the customer, provided there are no unfulfilled obligations that affect the customer’s final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.

Revenues from construction contracts are accounted for using the percentage-of-completion method. The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs. Receivables from construction contracts are classified in the Statement of financial position as Trade receivables. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is recognized immediately.

2.13 Employee benefits

2.13.1 Short term employee benefits

Short term employee benefits are recognized as a current expense in the period when employees render their services. These include wages, social security contributions, bonuses, paid holidays, discounted telephone bills, meal and holiday contributions and other fringe benefits and the tax charges thereon.

Pensions

Payments to defined contribution pension and other welfare plans are recognized as an expense in the period in which they are earned by the employees.

Magyar Telekom does not have significant post-employment defined benefit schemes.

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2.13.2 Share based compensation

Magyar Telekom recognizes the costs of services received from its employees in a share based payment transaction when services are received. Magyar Telekom recognizes a corresponding increase in its equity reserves (Reserve for equity settled share based transactions) if the services are received in an equity-settled share based payment transaction. If the services are received in a cash-settled share based payment transaction, the Group recognizes the expense against a liability, re-measured at each financial statement date.

Fair values are determined using option pricing models (such as Black-Scholes and Monte Carlo simulation) and other relevant techniques. As Magyar Telekom Plc. is listed and actively traded on the Budapest and New York Stock Exchanges, the share price and its history is readily available as a basis for fair value calculations.

Bonuses tied to the long term performance of the Magyar Telekom share are recognized in the Profit for the year at their time-proportioned fair value (Note 24.1) against an accumulating balance in Provisions.

2.13.3 Termination benefits

Termination benefits are payable whenever an employee’s employment is terminated before the nominal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without the possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

2.14 Research and Marketing expenses

Research as well as marketing costs are expensed as incurred. Research costs are not material, while marketing expenses are disclosed in Note 25.

2.15 Capitalization of borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Other borrowing costs are recognized as an expense. Borrowing costs include interest and other costs that the Group incurs in connection with the borrowing of funds. The borrowing costs eligible for capitalization are capitalized applying the weighted average of the borrowing costs applicable to the general borrowings of the Group that are outstanding during the period. A qualifying asset is an asset that necessarily takes a substantial period of time, in general over 12 months, to get ready for its intended use.

2.16 Income taxes

2.16.1 Corporate income taxes

Corporate income taxes are payable to the central tax authorities of the countries in which the Group’s consolidated entities operate. The basis of the tax is the taxable entities’ accounting profit adjusted for non-deductible and non-taxable items. The nominal tax rates and the determination of the tax base vary among the countries in which the Group operates.

2.16.2 Other income taxes

Other income taxes include certain local and central taxes levied in Hungary on the companies’ net

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margins, determined at a substantially higher level than the corporate tax base, but applying a significantly lower tax rate. These other income taxes are deductible from the corporate tax base.

2.16.3 Deferred taxes

Deferred tax is recognized applying the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit. Deferred tax is determined using income tax rates that have been enacted or substantially enacted by the financial statement date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit (or reversing deferred tax liabilities) will be available against which the temporary differences can be utilized.

Deferred tax is also provided on taxable temporary differences arising on investments in subsidiaries and associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.17 Leases

2.17.1 Operating lease —Group as lessor

Assets leased to customers under operating leases are included in Property, plant and equipment in the Statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar assets. Rental income is recognized as revenue on a straight-line basis over the lease term.

2.17.2 Finance lease — Group as lessor

Leases of assets where Magyar Telekom transfers substantially all the benefits and risks of ownership are recognized and disclosed as revenue against a finance lease receivable. The revenue equals the estimated present value of the future minimum lease payments receivable and any unguaranteed residual value (net investment in the lease). The cost of the asset sold in a finance lease transaction is recognized at the inception of the lease. Each lease receipt is then allocated between the receivable and finance income so as to achieve a constant rate of return on the finance receivable balance outstanding. The interest element of the lease receipt is recognized as Finance income.

2.17.3 Operating lease —Group as lessee

Costs in respect of operating leases are charged to the Profit for the year on a straight-line basis over the lease term.

2.17.4 Finance lease — Group as lessee

Leases of property, plant and equipment where Magyar Telekom assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of the asset or if lower, at the estimated present value of the future minimum lease payments against a finance lease payable. Each lease payment is allocated between the finance liability and finance charges so as to achieve a constant rate of interest on the outstanding finance balance payable. The finance lease obligations, net of finance charges, are included in the Statement of financial position (Other financial liabilities). The interest

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element of the lease payments is charged to the Profit for the year (Finance expense) over the lease period. Property, plant and equipment acquired under finance lease contracts are depreciated over the shorter of the lease term or the useful life of the asset.

2.17.5 Sale and leaseback transactions

Sale and leaseback transactions involve the sale of an asset by Magyar Telekom and the leasing of the same asset or part of it back to Magyar Telekom. When sale and leaseback transactions qualify as finance leases any gain on the sale is deferred and recognized in the Profit for the year over the lease term through lower depreciation expense. If the leaseback qualifies as an operating lease, any gains or losses on the sale are recognized in the Profit for the year (Other operating income) at the time of the sale as the sales price reflects the fair value of the asset, while the lease payments are recognized in the Profit for the year (Other operating expenses) on a straight line basis over the period of the lease.

2.18 Earnings per share

Basic earnings per share is calculated by dividing profit attributable to the owners of the Company for the period by the weighted average number of common stocks outstanding. Diluted earnings per share is calculated considering the weighted average number of diluting share options (if any) in addition to the number of common stocks outstanding.

2.19 Dividends

Dividends payable to the Company’s shareholders and to Non-controlling shareholders of the Group’s subsidiaries are recorded as a liability and debited against equity (Retained earnings or Non-controlling interests) in the Group’s financial statements in the period in which the dividends are approved by the shareholders.

2.20 Segments

The Group adopted IFRS 8 in 2009, which resulted in a significant restructuring of the Group’s segment disclosure. In 2008, the Group restructured the way the chief operating decision makers decide on the allocation of resources, which is different from the primary segments of the Group reported as per IAS 14 in previous years.

In the Financial statements, the Group’s segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, the members of the Management Committee (MC) of Magyar Telekom Plc. The MC is responsible for allocating resources to, and assessing the performance of, the operating segments on a monthly basis. The accounting policies and measurement principles of the operating segments are very similar to those applied for the Group described in the previous sub-notes of the Summary of significant accounting policies. The differences primarily originate from the fact that the operating segments’ annual results are determined and closed at an earlier stage, around January 10-12 each year, than these Financial statements. Any items discovered and requiring adjustment between the closing date of the segment results and the approval date of the Financial statements are reflected in the next year’s segment results.

The operating segments’ revenues include revenues from external customers as well as the internal revenues generated from other segments for telecommunications and, to a lesser extent, from inter-segment support services. In order to concentrate on real performance achieved on third party transactions, the number of inter-segment cross-charges applied within the organizations of Magyar Telekom Plc. operating in different segments is fairly limited. These cross-charges are not meant to allocate all the actual costs to the operating segment which are in fact incurred for the operation of the particular segment. Consequently, regardless of the costs incurred for the operation of another segment, the supporting organizations of the

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operating segments do not charge revenues for the services delivered within Magyar Telekom Plc., the largest legal entity of the Group.

The operating segments’ results are monitored by the MC to EBITDA (Earnings before interest, tax, depreciation and amortization), which is defined by the Group as Operating profit without Depreciation and amortization expense.

The MC does not monitor the assets and liabilities at segment level.

Another important KPI monitored at segment level is capital expenditure (Capex), which is determined as the gross additions to PPE and Intangible assets, excluding those due to business combinations.

2.21 Comparative information

In order to maintain consistency with the current year presentation, certain items may have been reclassified for comparative purposes. Material changes in disclosures, if any, are described in detail in the relevant notes.

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3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

Magyar Telekom is primarily exposed to credit risks related to its financial assets. In addition, the Group is also exposed to risks from movements in exchange rates, interest rates that affect the fair value and/or the cash flows arising from financial assets and liabilities.

Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. Magyar Telekom only hedges the risks that affect the Group’s cash flows, no hedges are concluded to hedge fair values. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with Deutsche Telekom or leading Hungarian financial institutions. Nevertheless, hedge accounting is not applied to such transactions, considering that not all the criteria in IAS 39 are met.

The detailed descriptions of risks, the management thereof as well as sensitivity analyses are provided below. These sensitivity analyses calculate with reasonably possible changes in the relevant risk variables and their impact on profit before tax. The impacts disclosed below are subject to an average effective income tax rate of approximately 20% in the Group, i.e. the impact on Profit for the year would be approximately 80% of the before tax amount. The potential impacts disclosed (less tax) would be the same on the Group’s Equity.

There were no major changes in these risks compared to the previous reporting period.

3.1.1 Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

The fundamentals of Magyar Telekom’s financing strategy are established each year by the Board of Directors. The Group’s policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfillment annually. At the end of 2008 and 2009 Magyar Telekom fulfilled both criteria, Total Debt to EBITDA ratio of 1.61 in 2009 (2008: 1.49), the allowed maximum of which would be 2.5 and EBITDA to Interest Expense ratio of 7.59 in 2009, (2008: 8.86), the allowed minimum of which would be 3.0. The Group’s Treasury department is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

Magyar Telekom is exposed to interest and foreign exchange (FX) rate risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF. Consequently, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms.

For the presentation of market risks, we also provided sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on Profit before tax. These hypothetical changes were modeled to present a reasonably possible change in the relevant risk variables. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the end of the latest reporting period (2009) and the preceding reporting period (2008). The balances at the end of the reporting period are usually representative for the year as a whole, therefore the impacts are calculated using the year end balances as though the balances had been constant throughout the reporting period. As the global economic situation has not changed significantly compared to the end of the previous reporting period, the methods and assumptions used in the sensitivity calculations did not change. As a result

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

of the still rather volatile international capital and securities markets, a higher fluctuations of the FX and interest rates are also possible.

3.1.1.1    Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates. Currency risks primarily arise on financial instruments being denominated in a currency that is not the functional currency of the given operating segment of the Group. Differences resulting from the translation of the foreign subsidiaries financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which Magyar Telekom has financial instruments.

Due to the free-float of the HUF introduced in 2008, the Group is exposed to FX risk in case of FX denominated financial instruments of the Hungarian entities to a higher degree than before. In order to mitigate this risk, Magyar Telekom minimized its foreign currency borrowings in the past years, or covered it with derivative instruments to substantially reduce FX risk.

(a) FX risks arising on loans from DTIF and related swaps with DT AG

In the past few years, all related party loans payable of Magyar Telekom were denominated in HUF. In agreement with Deutsche Telekom, the related party loans taken from the financing vehicle of Deutsche Telekom, Deutsche Telekom International Finance B.V. (DTIF) from June 2009 are denominated in EUR, while, at the same time, cross-currency interest rate swaps are concluded with Deutsche Telekom AG to fix the actual cash flows of Magyar Telekom in HUF for the whole nominal amount and interest payments of these loans. Even though the Group does not apply hedge accounting, the change in the HUF/EUR exchange rate has no significant (net) impact on Profit before tax related to the hedged loans and the swaps together.

(b) FX risks arising on third party loans and related swaps

Magyar Telekom also has third party loans denominated in EUR, for the majority of which we also concluded cross-currency interest rate swap agreements with one of the substantial Hungarian banks to eliminate FX risk in connection with these loans and hedge the whole foreign currency denominated cash flows of these loans. Even though the Group does not apply hedge accounting, the change in the HUF/EUR exchange rate has no significant (net) impact on Profit before tax related to the hedged loans and the swaps together.

(c) Other FX exposure

The remaining FX exposure of Magyar Telekom is mostly related to (i) holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region, and (ii) operating activities through revenues from, and payments to, international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency. In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade and leases payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities. The Group’s foreign currency denominated assets (primarily held by the Group’s foreign subsidiaries), however, exceed the Group’s foreign currency denominated liabilities (other than the above described loans), therefore changes of the functional currencies’ exchange rates would have significant impact on the profit of the Group. Compared to the spot FX rates as of December 31, 2009, a 20% weaker functional currency (HUF and MKD) against the EUR and USD would have caused HUF 4.1 billion unrealized gain on this net balance (2008: HUF 6.6 billion gain). The same amount of loss would have been caused by a 20% stronger functional currency against the EUR and USD.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In order to reduce the above exposure, Magyar Telekom occasionally enters into derivative contracts. The fair value of the open short term forward positions was HUF -502 million (liability) as of December 31, 2009, while the Group had no open forward deals at the end of 2008. These positions were opened to hedge the FX risks of future FX payments exceeding FX incomes and to cover the FX risk of a short term EUR denominated loan taken from DTAG. Compared to the spot FX rates as of December 31, 2009, a 20% weaker functional currency HUF against the EUR would have caused HUF 6.2 billion unrealized gain on this net balance. Approximately the same amount of loss would have been caused by a 20% stronger HUF against the EUR.

Due to the global financial crisis, even a more than 20% fluctuation of the functional currencies against the EUR is possible as extraordinary market conditions may cause extreme volatility on FX markets.

3.1.1.2    Interest rate risk

Magyar Telekom is also exposed to interest rate fluctuations. This is due to the fact that changing interest rates affect the fair value of the fixed rate instruments and also affect the cash flows through the floating rate instruments.

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. On the other hand, all financial instruments with fixed interest rates (which are carried at amortized cost) are not subject to cash flow interest rate risk.

Changes in the market interest rate of interest rate derivatives (interest rate swaps, cross-currency swaps) that are not part of a hedging relationship as set out in IAS 39 affect financial income or expense (net gain/ loss from re-measurement of the financial assets to fair value).

Changes in market interest rates affect the interest income or expense of non-derivative floating-interest financial instruments for which no cash flow hedges are in place.

(a) Financial assets

Excess cash of the Group’s Hungarian operations is primarily used to repay loans, however, significant amount of cash of the Group’s Macedonian and Montenegrin subsidiaries are held in local banks. These amounts are deposited primarily on fixed interest rate terms in order to minimize exposure to market changes that would potentially adversely change the cash flows from these instruments.

The Group’s HUF denominated bank deposits amounted to HUF 6.5 billion at the end of 2009 (2008: HUF 29.5 billion). A 4 percentage point higher interest rate throughout 2009 (assuming the year-end 2009 balance throughout 2009) would have resulted in HUF 0.3 billion higher interest income in 2009 (2008: HUF 1.2 billion). The interest income would be lower by the same amount in case of 4 percentage point lower interest rate.

The Group’s MKD denominated bank deposits amounted to HUF 32.7 billion at the end of 2009 (2008: HUF 29.8 billion). A 2 percentage point higher interest rate throughout 2009 (assuming the year-end 2009 balance throughout 2009) would have resulted in HUF 0.7 billion higher interest income in 2009 (2008: HUF 0.6 billion). The interest income would be lower by the same amount in case of 2 percentage point lower interest rate.

The Group’s EUR denominated bank deposits amounted to HUF 37.0 billion at the end of 2009 (2008: HUF 52.1 billion). A 2 percentage point higher interest rate throughout 2009 (assuming the year-end 2009 balance throughout 2009) would have resulted in HUF 0.7 billion higher interest income in 2009 (2008: HUF 1.0 billion). The interest income would be lower by a smaller amount as interest rates are usually smaller than 2%.

The Group’s USD denominated bank deposits amounted to HUF 2.0 billion at the end of 2008, while the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Group had no significant amount of such deposits at the end of 2009. A 1 percentage point higher interest rate throughout 2008 (assuming the year-end 2008 balance throughout 2008) would have resulted in less than HUF 0.1 billion higher interest income in 2008. The interest income would be lower by a smaller amount as interest rates are usually smaller than 1%.

As a result of the volatile international capital and securities markets, a higher fluctuation of the interest rates is also possible, the exposure to which is mitigated by the balanced portfolio of fixed and floating interest rate borrowings (see above). Sensitivities have been disclosed for a movement of 4 percentage points for HUF, 2 percentage points for MKD and EUR, and 1 percentage point for USD, but extraordinary market conditions may cause extreme volatility on money markets, which can result in even higher percentage point change in interest rates.

(b) Financial liabilities

Financial liabilities exposed to interest rate risk are primarily the related party (DTIF) and third party loans and the related swap agreements in place. These loans are almost exclusively taken by the Company as the financing of the Group is managed centrally. The analysis below describes the Group’s net exposure to the net interest rate risks related to the loans and the related swap agreements.

As the vast majority of debt portfolio is denominated in HUF, or swap agreements are in place so that the loans payable are exposed to changes in HUF interest rates, the Group is mostly exposed to the HUF interest rate fluctuations for its financial liabilities. To control this interest rate risk, a combination of fixed and floating rate debt is used. Fixed interest-bearing debts (including loans swapped to fixed interest and excluding loans swapped to floating interest) made up 56% of the Group’s total debt as of December 31, 2009 (2008: 53%).

In addition, some of the Group’s loan agreements with Deutsche Telekom include a fixed interest rate that in fact may change in case of downgrading the credit rating of Deutsche Telekom by specific international rating agencies below the level of credit rating BBB+. Such rating downgrades from the current grade would have caused additional annual interest payments of approximately HUF 0.2 billion (assuming the year-end 2009 balance and rating throughout 2009) on top of the pre-fixed amount of interest (2008: HUF 0.6 billion). On the other hand, such rating upgrades above the level of the credit rating A would have caused HUF 0.3 billion lower interest expense for 2009 (2008: HUF 0.3 billion).

Floating interest-bearing debts (including loans swapped to floating interest and excluding loans swapped to fixed interest) made up 44% of the Group’s total debt as of December 31, 2009 (2008: 47%). A 4 percentage point higher interest rate throughout 2009 (assuming the year-end 2009 balance throughout 2009) would have resulted in HUF 6.7 billion higher interest expense in 2009, while the same decrease of interest rates would cause the same decrease in interest payments (2008: HUF 7.3 billion).

3.1.1.3    Other price risk

As of the end of the reporting periods, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices, therefore, the Group’s exposure to such price changes are very limited. See also Note 8.2.

3.1.2 Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The maximum exposure to credit risk as at the financial statement dates are represented by the carrying amounts of the financial assets in the Statement of financial position. Guarantee agreements reducing the maximum exposure to credit risk as at the end of the reporting period are described later in this section.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table represents Magyar Telekom’s maximum exposure to credit risk as at December 31, 2008 and 2009.

	At December 31,
In HUF millions	2008	2009

Cash and cash equivalents	66,680	34,270
Bank deposits with original maturities over 3 months	59,300	50,660
Trade receivables	93,201	100,524
Loans to Deutsche Telekom Group companies	—	29,587
Finance lease receivables	23,082	23,531
Employee loans	4,383	4,870
Dividend receivable from associates	2,033	—
Derivative financial instruments	1,011	1,285
Trade receivables over one year	414	1,487
Loans to third parties	779	580
Financial assets available for sale	282	276
RDC receivables	952	839
Other current	2,186	1,626
Other non-current	170	552
	254,473	250,087

The vast majority of credit risks may arise in respect of Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables, and to a lesser extent, of Finance lease receivables. Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables have short term maturities, which represent the vast majority of the Group’s financial assets.

According to the Group’s risk management policy Magyar Telekom Group companies deposit the excess cash only in banks rated at least BBB+ (or equivalent), or make efforts to get guarantees for the deposits from banks rated at least BBB+. Moreover, Magyar Telekom prefers to deposit in banks which grants loans for Magyar Telekom to make possible the compensation of debts and loans in case of the default of the bank.

Cash and cash equivalents and Bank deposits with maturities over 3 months held in Hungary are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom places its cash in Hungary with substantial credit institutions. Further, excess HUF cash is also used for repayment of the HUF denominated loans and borrowings, or is deposited at partner banks which grant loans for Magyar Telekom, therefore, the credit risk related to cash held in HUF is very limited.

Cash and cash equivalents and Bank deposits with maturities over 3 months held in Macedonia are primarily denominated in MKD and EUR, while the Cash and cash equivalents and Bank deposits with maturities over 3 months held in Montenegro are primarily denominated in EUR. Cash and cash equivalents and Bank deposits with maturities over 3 months deposited in these countries run higher counterparty risk, due to the small amount of internationally substantial financial institutions in those countries. The bank deposits in Montenegro of HUF 12.2 billion as at December 31, 2009 (2008: HUF 19.8 billion) and those in Macedonia of HUF 57.5 billion as at December 31, 2009 (2008: HUF 13.2) are fully covered with bank guarantees issued by international financial institutions rated at BBB+ or above, or Magyar Telekom has the right to net the deposits with loans taken from the guarantor, in case of default of the bank. Credit risk related to bank deposits is further limited by the diversification of the deposits among several independent credit institutions determinant on the local market.

Finance lease receivables, in most cases, are legally embedded in service contracts also requiring to provide assets related to the services, which are legally in the Group’s ownership. Should the partners fail to pay their bills, we are entitled to discontinue the services and take the assets back to the Group’s locations. As these assets are rarely customer specific, we can utilize these assets in other ways as well, therefore, the credit risk related to finance leases is in fact rather limited.

Concentrations of credit risk relating to trade receivables are limited due to the large number of

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

customers comprising the Group’s customer base and their dispersion across many different geographic areas and industries.

No financial assets other than trade and other receivables had to be impaired in the reported years, as they are neither past due nor are there any signs of impairment.

The following table contains the carrying amount of trade receivables broken down by reportable segment (note 31).

	At December 31,
In HUF millions	2008	2009

CBU	31,923	38,133
BBU	25,740	27,221
Headquarters	15,422	15,554
Macedonia	12,017	12,061
Montenegro	5,853	4,763
Technology	843	859
All other	1,403	1,933
	93,201	100,524

The amounts in the table above are shown net of provisions for impairment losses of HUF 29.7 billion as at December 31, 2009 (2008: HUF 26.3 billion). The annual bad debt expense of the Group had historically been under 1% of the consolidated revenues, except in 2009 (1.4%). Changes in customer payment behavior in the future, however, may result in higher impairment losses. Each additional 1 percentage point of uncollectible revenue would result in additional impairment charges of HUF 6.4 billion in 2009 (2008: HUF 6.7 billion).

CBU, BBU and Headquarters (Hungary)

Consumer Services Business Unit (CBU) provides fixed and mobile telecommunications and TV distribution services to residential customers, while the Business Services Business Unit (BBU) has primarily large corporate customers. There’s no significant difference between the recoverability of the segments’ receivables.

There are varying credit checking practices applied across the members of the Group. The majority of customers are located in Hungary. For these customers the Company follows the practice described below.

Credit checking for CBU customers at the time of the service request is carried out automatically by the credit checking application of the Sales Department. A variety of checks including checking the SOS list of faulty IDs, the bankruptcy list, the internal database of risky installation locations, the collection history of the past 6 months, the outstanding debt and the joint database of debtors of the Hungarian mobile operators are performed depending on the service to be used. As of January 1, 2009, the Fraud Detecting System was implemented, which is used to monitor extreme usage and fraudulent behavior of customers not only for mobile but also for fixed-line and Internet services.

In case of BBU, customer managers call a hotline of the Business Customer Care group to check if the customer has outstanding debts.

Dunning procedures for both CBU, BBU and Headquarters are run automatically by the billing systems including SMS, telephone calls, reminder letters, pseudo disconnections, termination letters and disconnections. Over a minimum overdue amount we apply varying and customized reminder procedures to the different customer groups in which varying deadlines are applied. After the termination of the contract and depending on the expected success of the process, we combine the different collection steps of involving external partners, selling the outstanding debt or initiating legal proceedings. All parts of the process are regulated by internal directives.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Macedonia

The process of managing the credit risk from operating activities includes preventive measures such as credibility checking and prevention barring, corrective measures during legal relationship for example reminding and disconnection activities, collaboration with collection agencies and collection after legal relationship as litigation process, court proceedings, involvement of the executive unit and factoring. The overdue payments are monitored through a debt escalation procedure based on customer type, credit class and amount of debt. The credit risk is controlled through credibility checking — which determines that the customer is not indebted and the customers credit worthiness and through preventive barring — which determines the credit limit based on the usual level of the customer’s consumption. There’s no concentration of risk in Macedonia either with any single customer or group of customers with similar characteristics. The procedures in Macedonia ensure on a permanent basis that sales are made to customers with an appropriate credit history and that an acceptable level of credit exposure is not exceeded.

Montenegro

If customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account past experience in collection and other factors. In Montenegro the Group uses a system of reminders leading to discontinuance of the service as the main tool to collect overdue receivables. Also, according to the balance and number of outstanding bills, the Group uses instruments of litigation of customers. However, customers may be affected by the lower liquidity situation due to the recent volatility in the global and Montenegrin financial markets, which could in turn impact their ability to repay the amounts owed. To the extent that information is available, management revised estimates of expected future cash flows in their impairment assessments.

3.1.3 Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. The undrawn credit lines amounted to 50.5 billion as at December 31, 2009 (2008: HUF 44.8 billion), and the Company also had uncommitted credit lines from several Hungarian Banks as at December 31, 2009. In addition to the above, Deutsche Telekom confirmed its readiness to finance Magyar Telekom Group’s budgeted financing needs until the end of June 2011. Despite the fact that this has not been formulized in a contract, it can be considered as a “quasi shelf facility”.

The following two tables summarize the maturity structure of Magyar Telekom’s financial liabilities including the interest payable on those liabilities as of December 31, 2009 and 2008. As the majority of the financial liabilities are paid from the cash generated from the ongoing operations, the maturity analysis of the financial assets as at the end of the reporting periods (in comparison with the financial liabilities) would be meaningless, therefore, is not included in the tables below.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Total	within 1 year	1 to 5 years	after 5 years
December 31, 2009 (in HUF millions)

Trade payables	85,874	85,874	—	—
Dividend payable	303	303	—	—
Financial liabilities to related parties	403,771	87,380	216,987	99,404

Bank loans	63,430	37,466	25,964	—
Finance lease liabilities	5,686	1,360	2,847	1,479
Nonconvertible bonds and debentures	191	70	121	—
Other financial liabilities	1,495	1,371	123	1
Total other financial liabilities	70,802	40,267	29,055	1,480

Total cash flows	560,750	213,824	246,042	100,884

Open swap positions’ cash flows
Gross cash inflow in EUR million	308	21	119	168
Gross cash inflow in HUF million (at spot rate)	83,499	5,808	32,190	45,501
Gross cash outflow in HUF million	100,298	7,276	44,355	48,667
Net cash outflow in HUF million	16,799	1,468	12,165	3,166

Open forward positions’ cash flows
Gross cash inflow in EUR million	123	123	—	—
Gross cash inflow in HUF million (at spot rate)	33,313	33,313	—	—
Gross cash outflow in HUF million	33,993	33,993	—	—
Net cash outflow in HUF million	680	680	—	—

December 31, 2008 (in HUF millions)

Trade payables	92,340	92,340	—	—
Dividend payable	290	290	—	—
Financial liabilities to related parties	434,404	126,703	248,606	59,095

Bank loans	59,379	37,227	22,152	—
Finance lease liabilities	7,148	1,721	3,534	1,893
Nonconvertible bonds and debentures	193	71	—	122
Other financial liabilities	5,812	5,270	541	1
Total other financial liabilities	72,532	44,289	26,227	2,016

Total cash flows	599,566	263,622	274,833	61,111

Open swap positions’ cash flows
Gross cash inflow in EUR million	(43)	(23)	(20)	—
Gross cash inflow in HUF million (at spot rate)	(11,386)	(6,090)	(5,296)	—
Gross cash outflow in HUF million	11,275	6,191	5,084	—
Net cash outflow (inflow) in HUF million	(111)	101	(212)	—

The average maturity of Magyar Telekom’s debt portfolio was 2.59 years as at December 31, 2009 (2008: 2.58 years), both of which are in line with the predefined liquidity management limit range of keeping the average maturity of the debt portfolio between 2 and 3 years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The floating interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2009 and 2008.

3.2 Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company’s equity capital in order to optimize the capital structure of the Group. This can be effectuated primarily by adjusting the amount of dividends paid to shareholders, or alternatively, by returning capital to shareholders by capital reductions, selling or buying own shares. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Non-controlling interest) and Net debt. Net debt is calculated as follows:

• Current and non current financial liabilities to related parties (without accrued interest) – Note 16

• plus Other current and non current financial liabilities (without accrued interest) – Note 17

• less Cash and cash equivalents – Note 6

• less Other current financial assets – Note 8.1.

During 2008 and 2009, the Group’s strategy as approved by the Board was to maintain a gearing ratio within 30% to 40%. The gearing ratio at December 31, 2009 was 30.8% (2008: 29.9%).

In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company’s Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

The equity capital, which the Group manages, amounted to HUF 606 billion on December 31, 2009 (2008: HUF 598 billion).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are outlined below.

4.1 Useful lives of assets

The determination of the useful lives of assets is based on historical experience with similar assets as well as any anticipated technological development and changes in broad economic or industry factors. The appropriateness of the estimated useful lives is reviewed annually, or whenever there is an indication of significant changes in the underlying assumptions. We believe that this is a critical accounting estimate since it involves assumptions about technological development in an innovative industry and heavily dependent on the investment plans of the Group. Further, due to the significant weight of depreciable assets in our total assets, the impact of any changes in these assumptions can be material to our financial position, and results of operations. As an example, if Magyar Telekom was to shorten the average useful life of its assets by 10%, this would result in additional annual depreciation and amortization expense of approximately HUF 10 billion (2008: HUF 11 billion). See Notes 12 and 13 for the changes made to useful lives in 2009.

The Group constantly introduces a number of new services or platforms including, but not limited to, the UMTS based broadband services in the mobile communications and the fiber-to-the-home rollout in the fixed line operations. In case of the introduction of such new services, the Group conducts a revision of useful lives of the already existing platforms, but in the vast majority of the cases these new services are designed to co-exist with the old platforms, resulting in no change-over to the new technology. Consequently, the useful lives of the older platforms usually do not require shortening.

4.2 Estimated impairment of goodwill

Goodwill is no longer amortized, but tested for impairment annually or more frequently. The recoverable amounts of the operating segments are calculated based on fair value less cost to sell determined by the discounted projected cash flows of the operating segments over the next ten years with a terminal value. This is highly judgmental, which carries the inherent risk of arriving at materially different recoverable amounts if estimates used in the calculations would prove to be inappropriate. The Group has an implemented policy to make the impairment test based on a 10-year cash flow projection on reasonable and supportable assumptions that present the management’s best estimate on market participants’ assumptions and expectations.

When conducting the goodwill impairment tests, goodwill is allocated to the cash generating operating segments of the Group, CBU, BBU, MBU, Macedonia fixed line, Macedonia mobile, Montenegro mobile. No goodwill was allocated to Montenegro fixed line.

In order to determine the recoverable amounts of the operating segments, the Group calculates the operating segments’ fair values less cost to sell. In the calculations, Magyar Telekom uses a range of weighted average cost of capital (WACC) before tax and estimated perpetual growth rate (PGR) depending on the country of operations and the characteristics of the markets the Group’s segments operate in. The WACCs are determined based on CAPM (capital asset pricing model) using the average betas of the peer group, 10 year zero coupon yields and a debt ratio in line with the usual indebtedness of listed peer telecommunications companies, while the PGRs used are in line with the long-term average growth rate for the particular telecommunications sector.

The Headquarters and Technology operating segments of the Group primarily include support functions, therefore the carrying values and the future cash flows of these operating segments are allocated to the other,

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

cash generating operating segments based on the cash generating operating segments’ unlevered free cash flows (determined as EBITDA reduced by capital expenditures and change in net working capital), also considering the relative use of the central services by the cash generating operating segments.

The table below shows the WACCs and PGRs used in the fair value calculations of the Group’s operating segments for the goodwill impairment test conducted in 2009. The table below also includes sensitivity analyses that show how much impairment should have been recognized as at December 31, 2009 for the goodwill allocated to the operating segments if we had changed the WACCs used in the calculations to reasonably possible levels. The possible changes in the WACCs would be the result of the reasonably possible changes in the risk free interest rates we disclosed in Note 3.1.1.2. In case of the cash flow projections and the PGRs used in the sensitivity calculations, we disclose the first round decimal rate in case of the PGR and the first round decimal change to the cash flow projections that would result in impairment.

2009

	CBU	BBU	MBU	Macedonia fixed line	Macedonia mobile	Montenegro mobile

WACC
Used in the calculation	13.76%	13.68%	14.17%	8.55%	10.71%	10.65%
if changed to	18.49%	18.39%	18.88%	10.68%	12.86%	12.77%
Potential impairment (HUF million)	—	—	180	—	—	—

PGR
Used in the calculation	2.0%	0.5%	2.0%	1.0%	1.0%	1.0%
if changed to	-5.0%	-5.0%	-5.0%	-5.0%	-5.0%	-5.0%
Potential impairment (HUF million)	—	—	—	630	—	—

Cash flows
if changed by	-27%	-27%	-27%	-27%	-27%	-27%
Potential impairment (HUF million)	—	—	—	699	—	—

The table below shows the rates we used when we performed the goodwill impairment testing on the new segments for comparative purposes. No sensitivity analysis is provided to the comparative amounts as the original goodwill impairment testing for year-end 2008 was performed on the old segments that were compliant with IAS 14, but are not compliant with IFRS 8.

2008

	CBU	BBU	MBU	Macedonia fixed line	Macedonia mobile	Montenegro mobile

WACC	13.22%	13.11%	14.40%	10.80%	11.14%	11.07%
PGR	2.0%	0.5%	2.0%	0.0%	2.0%	0.5%

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.3 Estimated impairment of property, plant and equipment, and intangibles

We assess the impairment of identifiable property, plant, equipment and intangibles whenever there is a reason to believe that the carrying value may materially exceed the recoverable amount and where impairment of value is anticipated. The calculations of recoverable amounts are primarily determined by value in use calculations, which use a broad range of estimates and factors affecting those. Among others, we typically consider future revenues and expenses, technological obsolescence, discontinuance of services and other changes in circumstances that may indicate impairment. If impairment is identified using the value in use calculations, we also determine the fair value less cost to sell (if determinable), to calculate the exact amount of impairment to be charged. As this exercise is highly judgmental, the amount of a potential impairment may be significantly different from that of the result of these calculations.

4.4 Estimated impairment of trade and other receivables

We calculate impairment for doubtful accounts receivable based on estimated losses resulting from the inability of our customers to make required payments. For the largest customers and other telecommunications service providers, impairment is calculated on an individual basis, while for other customers it is estimated on a portfolio basis, for which we base our estimate on the aging of our accounts receivable balance and our historical write-off experience, customer credit-worthiness and recent and expected changes in our customer payment terms. These factors are reviewed periodically, and changes are made to the calculations when necessary. In addition, we consider also the nature of the business (residential, business, fixed line, mobile, internet, cable TV, etc.) and the environment in which the Group’s entities operate in the various markets. The estimates also involve assumptions about future customer behavior and the resulting future cash collections. If the financial condition of our customers were to deteriorate, actual write-offs of currently existing receivables may be higher than expected and may exceed the level of the impairment losses recognized so far. See also Note 3.1.2.

4.5 Provisions

Provisions in general are highly judgmental, especially in case of legal disputes. The Group assesses the probability of an adverse event as a result of a past event and if the probability of an outflow of economic benefits is evaluated to be more than fifty percent, the Group fully provides for the total amount of the estimated liability (see also Note 2.10). The assessment of the probability is highly judgmental, as — for example — in Hungary there are very few cases where the appealed NCAH decisions have been finally concluded by the Supreme Court. Further, in Macedonia, there is also a lack of sufficient history for CPC or Agency decisions appealed against at the Administrative Court. In order to determine the probabilities of an adverse outcome, the Group uses internal and external legal counsels.

4.6 Subscriber acquisition costs

Subscriber acquisition costs primarily include the loss on the equipment sales (revenues and costs disclosed separately) and fees paid to subcontractors that act as agents to acquire new customers. The Group’s agents also spend a portion of their agent fees for marketing the Group’s products, while a certain part of the Group’s marketing costs could also be considered as part of the subscriber acquisition costs. The up-front fees collected from customers for activation or connection are marginal compared to the incremental acquisition costs. These revenues and costs are recognized when the customer is connected to the Group’s fixed or mobile networks. No such costs or revenues are capitalized or deferred. These acquisition costs (losses) are recognized immediately as they are not accurately separable from other marketing costs. Among these, net losses on equipment sales of the Group amounted to HUF 17.4 billion in 2009 (2008: HUF 19.2 billion), while agent fees amounted to HUF 9.2 billion in 2009 (2008: HUF 8.8 billion). The Group’s marketing costs amounted to HUF 16.2 billion in 2009 (2008: HUF 22.1 billion).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 BUSINESS COMBINATIONS

5.1 Acquisitions in 2009

5.1.1 IKO New Media, IKO Content & Rights and IKO-Telekom Media Holding

Magyar Telekom signed a strategic co-operation agreement with IKO Production Kft, the other 50% owner of IKO-Telekom Média Holding (ITMH) in 2008 to split the investments of ITMH and gain full control of ITMH’s two 100% owned subsidiaries, IKO New Media (IKO NM) and IKO Content & Rights (IKO CR). According to the co-operation agreement, the properties of ITMH were split between the owners by way of a demerger; as a result of which Magyar Telekom gained 100% ownership over the part demerging from the original holding company under the name Telekom Media Holding (TMH), IKO NM and IKO CR as of May 31, 2009, while the remaining part of the Holding (IKO Media Holding) including the 31% stake in M-RTL remained with IKO Production. M-RTL had been included in the consolidated financial statements as a 25% associate. As part of the above transaction, we have accounted for the sale of this investment in M-RTL and ITMH, and a business combination with TMH, IKO NM and IKO CR. The gain on the disposal of M-RTL was accounted for as “Other income” in the Profit for the year.

IKO NM is one of the leading companies in the Hungarian interactive service market, and is the service provider of telecommunications applications for M-RTL. In addition, IKO NM produces TV shows and is one of the largest aggregators of premium rate telecommunications services in Hungary. IKO CR is an aggregator in the content outsourcing market.

Following the business combinations, the newly acquired subsidiaries were renamed to Telekom New Media (TNM) and Telekom Content & Rights (TCR) respectively.

The carrying values as well as the fair values of assets and liabilities acquired through these business combinations as well as the considerations transferred are disclosed in the table below in aggregate amounts.

In HUF millions	Fair values	Carrying values

Fair value of 25% share in M-RTL	4,728
Consideration transferred	4,728

Net assets acquired	3,040
Goodwill	1,688

Net assets acquired:
Cash and cash equivalents	2,074	2,074
Trade and other receivables	598	598
Income tax receivable	57	57
Property, plant and equipment	22	22
Intangible assets	1,436	111
Less: Investment in ITMH as a joint venture	(382)	(382)
Trade and other payables	(513)	(513)
Net deferred tax liability	(252)	—
	3,040	1,967

As the transaction did not require any cash outflow from the Group, the cash balances of the acquired companies are disclosed as Proceeds from disposal of subsidiaries and associates in the 2009 Statement of cash flows.

TMH, TNM and TCR have been consolidated in the MBU operating segment of the Group since May 31, 2009.

The goodwill arising on this acquisition partly represents the assembled workforce that can not be

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

recognized as a separable asset. Further, the customer contract value recognized only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

5.1.2 ISH

In May 2009, Magyar Telekom signed a share purchase agreement to acquire a 100% equity stake in International System House Kft (ISH). The agreed enterprise value was HUF 2.9 billion, to which the value of the net cash was added at the closing of the transaction. Depending on 2009 and 2010 financial performance, further earn-out payments could also be made. ISH specializes in developing, installing and operating integrated healthcare IT services. With market leadership in its segment, ISH achieved nearly HUF 2.9 billion of revenues in 2008 and EBITDA of HUF 1 billion. The transaction was closed on November 30, 2009, since when ISH has been a consolidated subsidiary of the Group, included in the BBU operating segment.

As the purchase price allocation has not been completed yet, the fair values of assets and liabilities acquired at the time acquisition, are preliminary amounts, disclosed in the table below. Further, as there were no reliable IFRS compliant carrying values available at the time of acquisition, these values are not disclosed in the table below.

In HUF millions	Provisional fair values

Purchase price of ownership acquired	3,101
Additional estimated purchase price	12
Additional costs directly attributable to the business combination	45
Consideration transferred	3,158

Net assets acquired	2,831
Goodwill	327

Net assets acquired:
Cash and cash equivalents	345
Trade and other receivables	1,285
Income tax receivable	124
Inventories	67
Property, plant and equipment	31
Intangible assets	935
Other non current financial assets	929
Other financial liabilities	(198)
Trade and other payables	(468)
Net deferred tax liability	(219)
2,831

The initial purchase price and a part of the additional costs were paid in cash in 2009, while the remaining estimated HUF 27 million is payable in 2010.

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer contract value recognized as an intangible asset only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.1.3 Cable TV networks

In 2009 Magyar Telekom acquired a number of cable TV networks for HUF 1,745 million in individually insignificant transactions. All these acquisitions qualified as business combinations of the CBU operating segment of the Group. The purchase price of these networks in most cases included connected customers, while in the remaining few cases the network was fully completed with immediate capability of connecting customers to them. The purchase prices paid for these networks also included goodwill representing the networks’ potential of acquiring additional customers and conveying additional services.

The fair values of assets acquired through these individually insignificant business combinations at the time acquisition as well as the considerations transferred, are disclosed in the table below in aggregate amounts. As there were no reliable IFRS compliant carrying values available at the time of acquisition, these values are not disclosed in the table below.

In HUF millions	Fair values

Purchase price of ownership acquired	1,745
Additional costs directly attributable to the business combination	—
Consideration transferred	1,745

Net assets acquired	(1,324)
Goodwill	421

Net assets acquired:
Property, plant and equipment	938
Intangible assets	386
1,324

The total purchase price was paid in cash in 2009.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.1.4 KFKI Direkt

Magyar Telekom signed a share purchase agreement to acquire 100% of KFKI Direkt Kft. in February 2009. The purchase price was HUF 300 million plus an earn-out payment depending on the 2009 financial performance of up to a maximum of HUF 100 million. KFKI Direkt is a systems integration and infrastructure support company with specialist expertise in these areas. KFKI Direkt achieved approximately HUF 1.5 billion revenues and exceeded HUF 200 million EBITDA in 2008. KFKI Direkt de-merged from KFKI in 1995, while the remainder of the KFKI Group was acquired by Magyar Telekom in 2006. The transaction was closed on June 30, 2009, since when KFKI Direkt has been a consolidated subsidiary of the Group, included in the BBU operating segment.

The carrying values and the fair values of assets and liabilities acquired as well as the considerations transferred are disclosed in the table below.

In HUF millions	Fair values	Carrying values

Purchase price of ownership acquired	300
Additional estimated purchase price	10
Additional costs directly attributable to the business combination	17
Consideration transferred	327

Net assets acquired	304	187
Goodwill	23

Net assets acquired:
Cash and cash equivalents	115	115
Trade and other receivables	106	106
Income tax receivable	10	10
Property, plant and equipment	17	17
Intangible assets	144	—
Trade and other payables	(61)	(61)
Net deferred tax liability	(27)	—
	304	187

The initial purchase price and the additional costs were paid in cash in 2009, while the additional purchase price is expected to be paid in 2010.

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer contract value recognized only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.2 Acquisitions in 2008

5.2.1 Cable TV networks

In 2008 Magyar Telekom acquired a number of cable TV networks for HUF 687 million in individually insignificant transactions. All these acquisitions qualified as business combinations of the CBU operating segment of the Group. The purchase price of these networks in most cases included connected customers, while in the remaining few cases the network was fully completed with immediate capability of connecting customers to them. The purchase prices paid for these networks also included goodwill representing the networks’ potential of acquiring additional customers and conveying additional services.

The fair values of assets and liabilities acquired through these individually insignificant business combinations at the time acquisition as well as the considerations transferred, are disclosed in the table below in aggregate amounts.

As there were no reliable IFRS compliant carrying values available at the time of acquisition, these values are not disclosed in the table below.

In HUF millions	Fair values

Purchase price of ownership acquired	687
Additional costs directly attributable to the business combination	—
Consideration transferred	687

Net assets acquired	555
Goodwill	132

Net assets acquired:
Trade and other receivables	4
Property, plant and equipment	522
Intangible assets	104
Income taxes payable	(30)
Trade and other payables	(14)
Net deferred tax liability	(31)
555

The total purchase price was paid in cash in 2008.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.3 Acquisitions in 2007

5.3.1 MobilPress

In December 2006, Magyar Telekom agreed to acquire a 100% stake in MobilPress for HUF 600 million plus the dividend to be declared for 2006 (max. HUF 50 million). The transaction was subject to the approval of the Hungarian Competition Authority. The transaction was closed on January 25, 2007, and MobilPress has been consolidated since that date, included in the MBU operating segment of the Group. MobilPress is one of the major Hungarian mobile content providers and manages, among others, the t-zones portal, with revenues of approx. HUF 1.5 billion in 2006.

The carrying values of MobilPress’s net assets at acquisition as well as the consideration transferred are disclosed in the table below. The Group has estimated the fair values of the net assets acquired to equal their carrying values.

In HUF millions	Carrying values / Fair values

Purchase price of ownership acquired	600
Additional purchase price	50
Consideration transferred	650

Net assets acquired	93
Goodwill	557

Net assets acquired:
Cash	64
Trade and other receivables	266
Non current assets	56

Trade and other payables	(285)
Other financial liabilities	(2)
Non current liabilities	(6)
93

The total purchase price was paid in cash in 2007.

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. The majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.3.2 T-Systems Hungary (TSH)

In December 2006, the Company signed a sale-purchase agreement to acquire an additional 2% ownership in TSH effective from January 1, 2007 for a purchase price of HUF 60 million. TSH had been an associate of the Group since September 2004, with the majority owner being another Deutsche Telekom Group member. As the transaction took place between entities under common control, the acquisition was accounted for at cost. The carrying values of TSH’s net assets at acquisition as well as the consideration transferred are disclosed in the table below. TSH has been a consolidated subsidiary of the Group since January 1, 2007 included in the BBU operating segment.

In HUF millions	Carrying values

Purchase price of ownership acquired	60
Carrying value of TSH as an associate	1,540
Associate goodwill	149
Consideration transferred	1,749

Net assets acquired	1,752
Excess (recognized in equity)	3

Net assets acquired:
Cash	421
Trade and other receivables	6,356
Inventory	146
Property, plant and equipment	925
Intangible assets	3,202

Trade payables	(3,471)
Other financial liabilities	(4,258)
Provisions	(179)
Total net assets	3,142
Less: Non-controlling interest	(1,539)
Associate goodwill transferred to goodwill	149
1,752

The purchase price of HUF 60 million was paid in cash in 2007.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.4 Pro forma information on business combinations

The following pro forma information shows the most important financial data of the Group, including the subsidiaries acquired as if they had been consolidated from the beginning of the financial year in which the acquisition was made, and also how much the business combinations contributed to the reported figures since the acquisition date in the year of acquisition.

In HUF millions	2007	2008	2009

Revenues
Reported	676,661	673,056	643,989
Pro forma — if consolidated from beginning of year	676,661	673,145	647,652
Current year contribution since date of business combination in the year of acquisition	4,969	53	1,185

Profit for the year
Reported	73,056	105,593	93,253
Pro forma — if consolidated from beginning of year	73,056	105,604	93,724
Current year contribution since date of business combination in the year of acquisition	(1,812)	7	110

5.5 Disposals of subsidiaries

In November 2009, the Company signed a sale-purchase agreement for the total of its 100% investment in Orbitel, which was subject to the approval of the Bulgarian competition office, which was received in January 2010. Consequently, the deal was not closed in 2009, therefore Orbitel was continued to be consolidated in 2009. See also Note 36.

In 2008 the Group sold its 100% investment in MontMak. In 2007 the Group sold the total of its 51% ownership in Montenegrocard. The results of the above transactions have been recognized as Other operating income in the years of disposal (Note 26).

All the above subsidiaries sold conducted non-core operations and were insignificant to the Group, therefore they did not constitute discontinued operations.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6 Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks, and all highly liquid deposits and securities with original maturities of three months or less, and exclude all overdrafts. These financial assets are exposed to credit risks, for which see more details in Note 3.1.2. No impairment had to be recognized for any of these balances in the reported years.

	At December 31,
In HUF millions	2008	2009

Cash on hand	112	175
Cash in bank (demand deposits)	11,088	7,396
Bank deposits with original maturities within 3 months	55,480	26,699
	66,680	34,270

Cash and cash equivalents by country of location	At December 31,
In HUF millions	2008	2009

Hungary	38,257	12,302
Macedonia	22,308	20,313
Montenegro	4,699	986
Other countries	1,416	669
Group	66,680	34,270

7 Trade and other receivables

7.1 Trade and other receivables — carrying amounts

		At December 31,
In HUF millions		2008	2009

Trade receivables from third parties		87,092	95,032
Trade receivables from Deutsche Telekom Group companies		5,903	5,492
Trade receivables from associates and joint ventures		206	—
Total trade receivables	(b)	93,201	100,524

Prepayments and advance payments		6,902	4,998
Advance dividend paid to Non-controlling interests	(a)	—	3,166
Other taxes receivable		744	358
Other		1,048	1,307
Total other receivables		8,694	9,829

		101,895	110,353

(a)                                  Advance dividend paid to Non-controlling interests

This item includes the advance dividend paid by Crnogorski Telekom to its minority shareholders during the year, as approved by an Extraordinary General Meeting. There are legal uncertainties around the status of an advance dividend paid in Montenegro, therefore, we disclose these amounts paid as an advance as we would have the rights to reclaim these payments should the General Meeting of Crnogorski Telekom decide on a lower final dividend to be declared or use this payment to offset the final dividend liability to be approved by the Annual General Meeting of Crnogorski Telekom closing the 2009 financial year in 2010.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)                                  Age profile of Trade receivables

The following tables show the age profile of the Group’s trade receivables by reportable segment by days outstanding (past due). The carrying amounts of past due receivables are shown net of impairment losses charged as of the financial statement dates.

			of which past due by
In HUF millions	Carrying amount as of Dec 31, 2009	of which not past due	less than 30 days	30 — 60 days	61 — 90 days	91 — 180 days	181 — 360 days	over 360 days

CBU	38,133	27,952	5,393	1,221	542	950	1,071	1,004
BBU	27,221	22,753	2,428	756	315	533	375	61
Headquarters	15,554	12,432	2,858	221	2	—	—	41
Macedonia	12,061	8,699	2,073	496	124	446	162	61
Montenegro	4,763	3,263	644	224	143	255	183	51
Technology	859	816	24	2	3	12	2	—
All others	1,933	1,534	260	80	4	38	17	—
Total	100,524	77,449	13,680	3,000	1,133	2,234	1,810	1,218

			of which past due by
In HUF millions	Carrying amount as of Dec 31, 2008	of which not past due	less than 30 days	30 — 60 days	61 — 90 days	91 — 180 days	181 — 360 days	over 360 days

CBU	31,923	22,620	5,873	947	498	859	876	250
BBU	25,740	21,134	3,107	559	308	422	153	57
Headquarters	15,422	11,845	2,262	487	374	251	179	24
Macedonia	12,017	9,402	1,397	447	177	351	188	55
Montenegro	5,853	3,813	1,243	244	156	247	75	75
Technology	843	733	105	2	1	—	2	—
All others	1,403	1,003	160	102	9	80	12	37
Total	93,201	70,550	14,147	2,788	1,523	2,210	1,485	498

The vast majority of past due trade receivables are partly or fully impaired depending on the period of delay of payments. Only insignificant amounts of past due trade receivables are not impaired based on past experience of payment behavior of certain business customers. As these amounts are not significant, these are not disclosed separately.

Non past due receivables are not assessed collectively for impairment, but in case of bankruptcy of the customer non past due receivables may have to be partly or fully impaired, the amount of which is not significant, therefore, not disclosed separately. The non past due trade receivables represent approximately 1.4 months of revenue. As disclosed in Note 3.1.2, the annual bad debt expense of the Group is approximately 1.4 percent of the annual revenue, therefore, we can estimate that approximately 1-2 percent of the non past due portion of trade receivables will not be collected, i.e. will have to be impaired in future periods, but are not impaired at the end of the reporting period.

The Group has no collaterals related to its trade receivables.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.2 Impairment losses of financial assets

Impairment losses are recognized for Trade and other receivables from third parties and one finance lease receivable in 2007. The table below shows the impairment loss and changes therein for 2008 and 2009.

	At December 31,
In HUF millions	2008	2009

Impairment loss, beginning of period	30,263	26,312
Charged to expense - net (included in Other operating expenses)	4,353	9,072
Translation difference	592	404
Utilized	(8,896)	(6,123)
Impairment loss, end of period	26,312	29,665

The closing balance as at December 31, 2007 included the impairment charged for a finance lease receivable (disclosed in Note 8) in an amount of HUF 1,500 million. This impairment loss was reversed in 2008 as the negotiations with the customer resulted in an agreed schedule of the termination of the contract and the recovery of the finance lease receivable was ensured. The reversal was recognized as a reduction to the Bad debt expense in 2008.

The carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated is not material therefore no separate disclosure is provided on those.

The amount of receivables that are individually determined to be impaired is not material, therefore, these are not disclosed separately.

The table below includes the impairment losses and the changes therein in 2009 for the reportable segments of the Group.

Impairment losses by segment (in HUF millions)	At December 31, 2008	Charged to expense	Translation difference	Utilized	At December 31, 2009

Macedonia	8,858	910	240	(693)	9,315
CBU	8,454	5,244	—	(2,558)	11,140
Montenegro	5,188	453	161	(1,836)	3,966
BBU	2,464	1,000	—	(661)	2,803
Headquarters	1,160	1,324	2	(283)	2,203
Technology	17	69	—	—	86
All others	171	72	1	(92)	152
Group	26,312	9,072	404	(6,123)	29,665

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8 Other financial assets

Other financial assets include receivables due within 12 months from the financial statement date (current) and due after 12 months from the financial statement date (non current). These financial assets are exposed to credit risks, for which see more details in Note 3.1.2. Other than a finance lease receivable (Note 7.2) none of these financial assets had to be impaired in any of the reported years.

8.1 Other current financial assets

		At December 31,
In HUF millions		2008	2009

Bank deposits with original maturities over 3 months	(a)	59,300	50,660
Finance lease receivable	(b)	3,718	3,797
Loans and receivables from employees	(c)	798	419
RDC receivable	(d)	189	193
Derivative financial instruments contracted with related parties	(e)	—	662
Derivative financial instruments contracted with third parties	(f)	1,011	623
Dividend receivable from joint ventures	(g)	2,033	—
Loans to Deutsche Telekom Group companies	(h)	—	29,587
Other		1,449	1,670
		68,498	87,611

(a)     The table below shows the Bank deposits with original maturities over 3 months by countries.

	At December 31,
In HUF millions	2008	2009

Macedonia	42,809	38,418
Montenegro	16,455	12,242
Hungary	36	—
	59,300	50,660

8.2 Other non current financial assets

		At December 31,
In HUF millions		2008	2009

Finance lease receivable	(b)	19,364	19,734
Loans and receivables from employees	(c)	4,018	4,492
RDC receivable	(d)	763	646
Trade receivables over one year	(i)	414	1,487
Financial assets available for sale	(j)	282	276
Other		1,253	1,047
		26,094	27,682

(b)    See Note 32.3 for more information on Finance lease receivable.

(c)     Loans and receivables from employees primarily represent the housing loans provided to the employees of the Group. There are no past due employee receivables, and the loans are pledged with mortgage.

(d)    RDC receivable represents Crnogorski Telekom’s receivable from the Government of Montenegro originating from the Share Transfer Agreement on the sale of ownership in the Radio Difuzni Centar (RDC) entered into in 2004.

(e)     Derivative financial instruments contracted with related parties include the fair value of open currency

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

forwards and cross-currency interest rate swaps.

(f)       Derivative financial instruments contracted with third parties include the fair value of open currency forwards and cross-currency interest rate swaps.

(g)    Dividend receivable from joint ventures as of December 31, 2008 included the amount of dividend due from ITMH, which was fully paid in 2009.

(h)    Loans to Deutsche Telekom Group companies represent the short-term loans given to DT AG and the related accrued interest receivables. The balance as at December 31, 2009 includes two HUF denominated deposits placed with DT AG in December 2009, both maturing in January 2010, and the accumulated interest receivable up to December 31, 2009. These deposits were made to fund the repayments of the loans payable to DT Group falling due in January 2010 (Note 16).The interest rate on the HUF 20,000 million deposit is a fixed 6.6%, while the interest rate on the HUF 9,500 million deposit is a fixed 6.4%. The remaining HUF 87 million is the accrued interest as of December 31, 2009.

(i)        Trade receivables over one year includes receivables from customers paying over 1-2 years in installments for telecommunications equipment sold, as well as installment payments on software and hardware implementation services.

(j)        Financial assets available for sale include insignificant investments in equity securities.

9 Income tax

9.1 Current income tax receivable and payable

Current income tax receivable and payable in the Statement of financial position represent the amount of corporate and other income taxes receivable from, and payable to, the tax authorities of the countries in which the Group operates.

9.2 Income tax expense

The table below shows the tax expenses charged in the 3-year period presented in the Profit for the year.

	For the year ended December 31,
In HUF millions	2007	2008	2009

Corporate income tax	7,795	9,941	5,914
Other income taxes	9,321	9,462	7,929
Deferred income taxes	9,105	8,295	7,115
Total income tax expense	26,221	27,698	20,958

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.3 Tax rate reconciliation

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

		For the year ended December 31,
In HUF millions		2007	2008	2009

IFRS profit before income tax		99,277	133,291	114,211

Tax at 16%		(15,884)	(21,327)	(18,274)
Impact of different tax rates	(a)	(4,088)	(1,512)	3,730
Tax on items not subject to tax	(b)	1,650	2,278	1,807
Tax on non deductible items	(c)	(1,107)	(2,134)	(1,251)
Other income taxes	(d)	(9,321)	(9,462)	(7,929)
Impact of tax deductibility of other income taxes	(e)	2,873	2,883	2,559
Withholding tax	(f)	(1,684)	(1,111)	(1,128)
(De)/recognized deferred tax on tax losses	(g)	73	1,436	—
Broadband tax credit accretion	(h)	1,267	1,251	1,476
Changes in the Macedonian tax regime	(i)	—	—	417
Change in tax rate	(j)	—	—	(2,365)
Income tax expense		(26,221)	(27,698)	(20,958)

Effective tax rate		26.4%	20.8%	18.4%

(a)           Impact of different tax rates

The corporate tax rate in Hungary was 16% in the reported periods. As of September 1, 2006 a so called Solidarity tax was introduced in Hungary, which is an extra 4% tax on a base very similar to the corporate tax base, therefore included in the corporate tax expense, with fewer adjusting items from accounting profit before tax to arrive at the tax base. The tax rate reconciliation for all 3 years includes 16%, while the difference arising due to the introduction of the Solidarity tax is included in this line of the reconciliation.

This line of the reconciliation also includes the tax impacts of the different tax rates of the foreign countries where the Group is also present through its subsidiaries.

The Group is also present in foreign countries where the tax rate is generally lower than in Hungary. The tax rate in Macedonia was 12% in 2007, 10% in 2008 and 0% in 2009 in respect of the undistributed profit before tax. Deferred tax balances have been recalculated before 2007 when the decrease was enacted in advance and also in 2009 when new changes regarding the year 2009 were enacted. The corporate tax rate is 9% in Montenegro, 16% in Romania, 10% in Bulgaria, and 25% in the Ukraine in all the reported years.

(b)           Tax on items not subject to tax

Items not subject to income tax consist primarily of donation for non-profit organizations and R&D cost deductible from corporate income tax base, as well as the Share of associates’ and joint ventures’ profits or losses as it is included net of tax in the Profit before income tax. This line of the reconciliation includes the tax impact of the above items.

(c)           Tax on non deductible items

This line of the reconciliation shows the tax impact of the non deductible expenses, including premature receivable write-downs, certain impairment losses and entertainment expenses.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(d)           Other income taxes

Other income taxes include certain local and central taxes levied in Hungary on the companies’ net margins, determined at a substantially higher level than the corporate tax base, but with substantially lower tax rates. As the first line of the reconciliation calculates theoretical tax expense calculated using the corporate tax rate, the Hungarian local business tax and the innovation fee impose additional income tax expenses for the Hungarian entities of the Group, included in this line of the reconciliation.

(e)           Deductibility of other income taxes from the corporate tax base

The above described Hungarian other income taxes are deductible expenses for corporate tax purposes. In addition, 100% of the local business tax paid was deductible further from the corporate tax base in the presented three years.

(f)            Withholding tax

Macedonia and Montenegro levy a 5% withholding tax on dividend distribution to Hungary. The reconciliation includes the amount of deferred tax calculated and recognized on the undistributed profits of these subsidiaries that are expected to be subject to withholding tax in case of dividend distributions.

(g)           (De)/recognized deferred tax on tax losses

Deferred tax asset is recognized on tax losses only to the extent that the realization of the related tax benefit is probable. Deferred tax assets on tax losses that will probably not be recovered are un/de-recognized. On the other hand, when the recoverability of the previously un/derecognized tax losses becomes probable, these deferred tax assets are recognized.

(h)           Broadband investment tax credit accretion

Broadband investment tax credit accretion shows the increase of the net present value of the investment tax credit deriving from the utilization of the tax credits in year(s) following the year of recognition.

(i)            Changes in the Macedonian tax regime

Due to the changes in the Macedonian corporate tax law we reversed the year-end 2008 deferred tax liability of our Macedonian subsidiaries, and further no deferred tax liability is accounted for during 2009.

(j)            Change in tax rate

The new tax law enacted in Hungary in 2009 eliminated the solidarity tax of 4% introduced in 2006 and at the same time increased the corporate income tax rate to 19% as of January 1, 2010. Deferred tax balances have been recalculated accordingly, the impact of which is included in this line of the reconciliation.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.4 Deferred taxes

Magyar Telekom’s deferred tax balances are as follows:

In HUF millions	Balance at Dec. 31, 2007	Effect on profit	Other movements	Balance at Dec. 31, 2008	Effect on profit	Other movements	Balance at Dec. 31, 2009
Deferred tax assets and (liabilities)

Investment tax credits	13,588	1,873	350	15,811	547	428	16,786
Net operating loss carry-forward	541	741	—	1,282	507	—	1,789
Investments in subsidiaries	(1,413)	(12)	—	(1,425)	99	—	(1,326)
Withholding tax	(3,640)	402	—	(3,238)	139	—	(3,099)
Other financial assets	(8)	(208)	35	(181)	529	—	348
Impairment of receivables, inventory	2,562	(1,604)	—	958	1,105	—	2,063
Property, plant and equipment and intangible assets	(9,471)	(9,464)	(143)	(19,078)	(8,080)	(536)	(27,694)
Goodwill	(7,091)	(1,198)	—	(8,289)	(1,563)	—	(9,852)

Trade and other payables	(418)	546	—	128	(8)	—	120
Loans and other borrowings	123	439	—	562	(205)	—	357
Deferred revenue	293	531	—	824	(954)	—	(130)
Provisions for liabilities and charges	3,506	(341)	—	3,165	769	—	3,934
Total net deferred tax asset / (liability)	(1,428)	(8,295)	242	(9,481)	(7,115)	(108)	(16,704)

Of which deferred tax liability after netting	(2,714)			(11,071)			(18,594)
Of which deferred tax asset after netting	1,286			1,590			1,890

Items included in other movements

Investment tax credit recognized against cost of PPE			350			428
AFS financial assets — valuation differences recognized in equity			35			—
Currency translation adjustment arising on consolidation			(112)			(38)
Arising on business combinations			(31)			(498)
			242			(108)

The Group consists of a number of legal entities, most of which have deferred tax assets and liabilities. The assets and liabilities are netted by legal entity so that one legal entity has either a deferred tax asset or a liability and the consolidated Statement of financial position includes these items accordingly.

The Group’s net deferred tax liability balance is HUF 16,704 million which includes a high amount of individual deferred tax asset and liability items (see in the above table). Of these items, approximately HUF 6,428 million net deferred tax is expected to reverse in 2010 (deferred tax asset of HUF 6,653 million and deferred tax liability of HUF 225 million). The above items exclude deferred tax items expected to arise in 2010.

Deferred tax arising on investment tax credits are recognized against the cost of the related investment.

Deferred tax arising on the revaluation of available-for-sale financial assets recognized in Other comprehensive income is also recognized in Other comprehensive income.

Temporary differences associated with investments in subsidiaries for which deferred tax liabilities or assets have not been recognized amounted to a net liability of HUF 8,716 million at December 31, 2009 (2008: net liability of HUF 3,211 million).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

If the Group’s Macedonian subsidiaries distributed all their distributable reserves in the form of a dividend, the Group would have to pay HUF 2,191 million withholding tax, and deferred tax liability in the same amount is recognized as at December 31, 2009. If the Group’s Montenegrin subsidiary distributed all its distributable reserves in the form of a dividend, the Group would have to pay HUF 908 million withholding tax, and deferred tax liability in the same amount is recognized as at December 31, 2009. As the Group can control the timing and the form of the dividends, deferred tax liabilities have only been recognized to the extent of the planned dividend distributions of the subsidiaries’ retained earnings (undistributed results of 2007 - 2009) in the foreseeable future.

Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. There is no tax loss expiring in 2010 for which a deferred tax asset has been recognized. As of December 31, 2009, the balance of recognized tax losses is HUF 10,702 million of which HUF 9,475 million is not subject to statutory limitations (2008: HUF 9,978 million of which HUF 8,088 million was not subject to statutory limitations). For tax losses in an amount of HUF 1,285 million no deferred tax asset was recognized as at December 31, 2009 (2008: HUF 1,984 million).

9.5 Investment tax credits

In order to increase broadband internet penetration in Hungary, companies investing over HUF 100 million in a year in broadband assets (e.g. DSL lines, UMTS assets) from 2003 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies’ capital investment in broadband assets. As these investment tax credits are of a government grant nature, Magyar Telekom recognized the deferred tax asset against the cost of the related investment. If the tax credits are not utilized in the year when earned, the amount of tax credits carried forward can be utilized at a higher amount as outstanding amounts can be accreted. This accretion is recognized as an increase in the deferred tax asset against a reduction in the deferred tax expense.

The following table shows the details of the tax credits in HUF millions:

Earned in year	Amount of qualifying broadband investment	Amount of tax credit earned	Accretion recognized in tax expense to date	Tax credit utilized	Tax credit carried forward at December 31, 2009

2003	6,194	2,592	1,132	(3,724)	—
2004	6,968	3,027	1,517	(1,693)	2,851
2005	13,991	5,765	1,296	(2,203)	4,858
2006	15,184	4,423	1,150	(473)	5,100
2007	11,343	3,036	527	(87)	3,476
2008	2,215	461	40	—	501
2009	—	—	—	—	—
Total	55,895	19,304	5,662	(8,180)	16,786

			Expires in year	2015	7,709
				2016	5,100
				2017	3,476
				2018	501
					16,786

In order to utilize the tax credits and certain tax deductibility opportunities earned by the Group’s entities, they have to comply with strict requirements as set out in the relevant tax regulations. Management believes that the Group has complied and will be able to comply with the requirements to recognize these as deferred tax assets.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.6 Tax reviews

The tax authorities may at any time inspect the books and records within five years from the end of the year when tax declarations were submitted and may impose additional tax assessments with penalties and penalty interest. Management is not aware of any circumstances which may give rise to a potential material liability in this respect, other than certain minor items already provided for.

9.7 Dividends paid by Magyar Telekom Plc.

The dividends paid and payable by Magyar Telekom Plc. to its owners may be subject to withholding or income taxes of the owners, which do not have an impact on the amount of the dividend declared or on the Company’s tax expense as these taxes — if any — are levied on the owners.

10 Inventories

	At December 31,
In HUF millions	2008	2009

Cables, wires and other materials, work-in-progress and advances	2,964	2,492
Inventory for resale	10,703	7,619
Subtotal	13,667	10,111
Less allowances for obsolete inventory	(376)	(323)
	13,291	9,788

The Inventory for resale balance as at December 31, 2008 included hardware and software assets in an amount of HUF 1,851 million which had been sold in a finance lease contract to a major business customer in and after 2001, which terminated the contract for the assets and the related services as of December 31, 2008. In December 2008 the Group concluded a contract for the sale of these assets in a finance lease transaction effective from January 2009. The Group disclosed these assets as inventory as at December 31, 2008 as the assets were neither leased to the old customer any more, nor sold to the new customer yet.

11 Non current assets held for sale

Non current assets held for sale include primarily land and buildings identified for sale, which is expected within 12 months, as a result of the continuing improvement of utilization of properties and headcount reductions. In addition, the December 31, 2009 balance also includes the non current assets of Orbitel, the Group’s consolidated subsidiary, for which the Company signed a sale-purchase agreement in November 2009.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 Property, plant and equipment

In HUF millions	Land and related rights	Buildings	Telecom. equipment	Other equipment	Total

At January 1, 2008
Cost	6,687	127,522	1,057,554	98,645	1,290,408
Accumulated depreciation	(1,919)	(28,497)	(644,042)	(76,826)	(751,284)
Carrying amount	4,768	99,025	413,512	21,819	539,124

Of which held for sale					(4,393)
					534,731

Carrying amount - January 1, 2008	4,768	99,025	413,512	21,819	539,124
Exchange differences	49	725	2,660	320	3,754
Additions due to business combinations	—	—	522	—	522
Additions due to asset retirement obligations	—	2,303	1,111	—	3,414
Investments	257	6,880	67,337	11,015	85,489
Disposals	—	(2,683)	(867)	(416)	(3,966)
Depreciation charge	—	(4,357)	(70,588)	(7,928)	(82,873)
Reclassifications	294	(294)	—	—	—
Carrying amount - December 31, 2008	5,368	101,599	413,687	24,810	545,464

At December 31, 2008
Cost	7,276	133,605	1,109,442	102,775	1,353,098
Accumulated depreciation	(1,908)	(32,006)	(695,755)	(77,965)	(807,634)
Carrying amount	5,368	101,599	413,687	24,810	545,464

Of which held for sale					(1,775)
					543,689

Carrying amount - January 1, 2009	5,368	101,599	413,687	24,810	545,464
Exchange differences	29	472	1,760	119	2,380
Additions due to business combinations	—	—	965	43	1,008
Additions due to and revisions of asset retirement obligations	—	468	(235)	—	233
Investments	—	1,533	74,165	6,088	81,786
Disposals	(9)	(152)	(66)	(421)	(648)
Depreciation charge	(109)	(4,002)	(64,661)	(7,916)	(76,688)
Reclassifications	288	(288)	—	—	—
Carrying amount - December 31, 2009	5,567	99,630	425,615	22,723	553,535

At December 31, 2009
Cost	7,333	135,732	1,171,086	102,550	1,416,701
Accumulated depreciation	(1,766)	(36,102)	(745,471)	(79,827)	(863,166)
Carrying amount	5,567	99,630	425,615	22,723	553,535

Of which held for sale					(2,790)
					550,745

The closing balance of Property, plant and equipment (PPE) includes assets in the course of construction in an amount of HUF 30,664 million as at December 31, 2009 (2008: HUF 32,601 million). In the table above the assets in course of construction are shown in the categories where the capitalization is expected.

Additions due to business combinations include the fair value of the assets acquired by Magyar Telekom through business combinations in the reported years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Additions due to and revisions of asset retirement obligations represent the amounts recognized as part of the carrying amounts of the constructed assets against a provision for asset retirement obligation in the reported year (Note 19.5).

Investments represent the regular investing activity in PPE assets. These additions are shown net of the investment tax credit related to broadband investments. For more details, see Note 9.4.

No impairment was identified in 2009 and 2008.

The reclassifications between asset categories or their impact on depreciation expense was not material.

Included in buildings are assets sold and leased back under finance lease conditions. At December 31, 2009 the gross book value of the leased back assets is HUF 2,706 million (2008: HUF 2,739 million) and the net book value is HUF 1,172 million (2008: HUF 1,450 million).

Included mainly in buildings and telecom equipment are assets leased under finance lease conditions (other than sale and lease back). At December 31, 2009 the gross book value of the finance leased assets is HUF 2,150 million (2008: HUF 2,646) and the net book value is HUF 1,237 million (2008: HUF 1,813 million).

Included in telecommunications equipment at December 31, 2009 are assets leased under operating lease contracts to customers with a gross book value of HUF 1,698 million (2008: HUF 1,759 million) and net book value of HUF 155 million (2008: HUF 1,122 million). Depreciation for the year of these assets amounted to HUF 1,543 million (2008: HUF 469 million). The future minimum lease payments receivable under these contracts are disclosed in Note 32.4.

HUF 2,409 million of PPE has restricted titles as at December 31, 2009 (2008: HUF 3,263 million), which are included in our assets as finance leases.

The reviews of the useful lives of property, plant and equipment during 2009 affected the lives of a large number of assets including primarily IT hardware, antennas, antenna towers and vehicles. The revisions primarily resulted in the extension of the useful lives as a result of later expected replacement of the affected assets than originally estimated. The revision results in the following change in the original trend of depreciation in the current and future years .

In HUF millions	2009	2010	2011	2012	After 2012

Increase / (decrease) in depreciation	(2,017)	(3,426)	(165)	157	5,451

The useful lives assigned to different types of property, plant and equipment are as follows:

Years

Buildings	5 - 50
Duct, cable and other outside plant	3 - 38
Other telecommunications equipment	2 - 25
Other equipment	2 - 12

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13 Intangible assets

In HUF millions	Goodwill (as restated)	Software	Concessions and licenses	Other	Total

At January 1, 2008
Cost	243,999	135,990	54,262	23,243	457,494
Accumulated amortization	—	(94,821)	(17,257)	(10,502)	(122,580)
Carrying amount	243,999	41,169	37,005	12,741	334,914

Carrying amount - January 1, 2008	243,999	41,169	37,005	12,741	334,914
Exchange differences	346	357	298	250	1,251
Additions due to business combinations	132	—	—	104	236
Investments	—	19,680	2,525	255	22,460
Disposals	—	—	—	(235)	(235)
Amortization charge	—	(16,263)	(3,464)	(3,520)	(23,247)
Carrying amount - December 31, 2008	244,477	44,943	36,364	9,595	335,379

At December 31, 2008
Cost	244,477	155,513	50,096	22,663	472,749
Accumulated amortization	—	(110,570)	(13,732)	(13,068)	(137,370)
Carrying amount	244,477	44,943	36,364	9,595	335,379

Carrying amount - January 1, 2009	244,477	44,943	36,364	9,595	335,379
Exchange differences	173	328	147	19	667
Additions due to business combinations	2,459	410	—	2,491	5,360
Investments	—	17,355	1,421	1,304	20,080
Disposals	—	(124)	(22)	(14)	(160)
Impairment	(969)	—	—	—	(969)
Amortization charge	—	(16,302)	(4,065)	(3,896)	(24,263)
Carrying amount - December 31, 2009	246,140	46,610	33,845	9,499	336,094

At December 31, 2009
Cost	246,140	164,668	52,134	25,906	488,848
Accumulated amortization	—	(118,058)	(18,289)	(16,407)	(152,754)
Carrying amount	246,140	46,610	33,845	9,499	336,094

Of which held for sale					(479)
					335,615

As a result of the findings of the Investigation (Note 1.2), we identified three consultancy contracts, the payments of which were erroneously capitalized as part of the goodwill arising on the original acquisition of Makedonski Telekom in 2001 and the goodwill arising on Makedonski Telekom’s repurchase of 10% of its shares in 2006. These amounts have been retrospectively derecognized from goodwill.

Additions due to business combinations include the fair value of assets acquired by Magyar Telekom through business combinations in the reported years and the goodwill arising on these business combinations.

Investments represent the regular investing activity in intangible assets.

The amortization expense as well as the impairment losses of intangible assets including goodwill is accounted for in the depreciation and amortization line of the Statement of comprehensive income.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other than goodwill, the Group has no intangible assets with indefinite useful life. Intangible assets other than goodwill are amortized over their respective economic useful lives, as indicated below.

Years

Software	2 - 8
Concessions and licenses	3 - 25
Other intangible assets	3 - 10

The reviews of the useful lives of intangible assets during 2009 affected the lives of a large number of assets including primarily IT and operation support systems and software. The revisions primarily resulted in the extension of the useful lives as a result of later expected replacement of the affected assets than originally estimated. The revision results in the following change in the original trend of amortization in the current and future years.

In HUF millions	2009	2010	2011	2012	After 2012

Increase / (decrease) in amortization	(722)	(1,367)	1,160	764	164

The most significant intangible assets of the Group are the goodwill arising on business combinations. For the goodwill impairment tests, the total amount of goodwill was allocated to the operating segments of the Group as follows.

	As at December 31,
In HUF millions	2008	2009

CBU	139,326	139,743
BBU	44,871	45,220
Macedonia mobile	38,804	38,837
Macedonia fixed line	12,506	12,506
Montenegro mobile	5,487	5,612
Other segments	3,483	4,222
Total goodwill	244,477	246,140

The Group regularly carries out an impairment test on goodwill in the last quarter of the financial years. We established in 2007 and 2008 that the carrying amount of goodwill did not suffer impairment. In 2009 Magyar Telekom decided to sell its 100% stake in Orbitel, as a result of which we carried out an interim impairment test on the Orbitel goodwill. The offered purchase price was known at the time of the interim impairment test, which was lower than the carrying amount of Orbitel’s net assets, which resulted in a partial impairment of goodwill in an amount of HUF 969 million during 2009. During the annual impairment test conducted in the last quarter of 2009 no additional goodwill impairment was established for any goodwill of the Group.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 Investments in associates and joint ventures

	For the year ended December 31,
In HUF millions	2008	2009

Opening balance	4,936	4,136
Dividends	(2,141)	(102)
Share of associates’ and joint ventures’ profits / (losses)	1,341	(109)
Disposal of ITMH (Note 5.1.1)	—	(382)
Disposal of M-RTL (Note 5.1.1)	—	(3,357)
Closing balance	4,136	186

The following table shows the total assets and liabilities as at December 31, 2008 and 2009, and revenues and profit for the year ended December 31, 2008 and 2009 of Hunsat, the single remaining significant joint venture of the Group.

In HUF millions	Hunsat 2008	Hunsat 2009
Current assets	1,285	1,017
Non current assets	3	2
Current liabilities	(1,001)	(728)
Non current liabilities	—	—
Revenues	3,387	3,448
Profit for the year	186	291

There are no material contingent liabilities of our associates and joint ventures as of December 31, 2008 or 2009. Neither does the Group have any contingent liabilities or commitments to our associates or joint ventures as at the end of the reporting periods.

15 Other non current assets

Other non current assets mainly include long-term prepaid employee benefits.

16 Financial liabilities to related parties

Financial liabilities to related parties include loans taken from DTIF, predominantly denominated in HUF. For the whole nominal amount and interest payment of loans denominated in EUR granted by DTIF we have cross-currency interest rate swap agreements in place so that Magyar Telekom’s exposure in fact remains in HUF. The loans and the related swap agreements are accounted for and disclosed on a gross basis. These loans are primarily taken for significant acquisitions and dividend payments. Some of these loans, when expiring, are also refinanced by DTIF, depending on the actual cash position of the Group.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show the details of the financial liabilities towards Deutsche Telekom Group members as at December 31, 2009 and 2008.

December 31, 2009	Carrying amount in HUF millions	Currency	Interest rate (%)	Fixed / floating	Repayable

	20,313	EUR	1.35	floating	Jan 2010
	9,486	HUF	8.86	floating	Jan 2010
	10,016	HUF	8.17	fixed	Jul 2010
	20,033	HUF	8.18	fixed	Jul 2010
Due within 1 year	59,848
Accrued interest	7,675
Derivatives	3,050
Total current	70,573

	9,486	HUF	8.86	floating	Jan 2011
	25,000	HUF	7.73	floating	Apr 2011
	34,232	HUF	7.75	fixed	Jul 2011
	9,486	HUF	8.86	floating	Jan 2012
	40,000	HUF	7.22	floating	May 2012
	9,486	HUF	7.07	floating	Jan 2013
	25,000	HUF	7.26	fixed	Oct 2013
	20,871	EUR	4.45	fixed	Jun 2014
	42,912	EUR	4.08	fixed	Jan 2015
	50,525	HUF	8.30	fixed	May 2015
Total non current	266,998

December 31, 2008	Carrying amount in HUF millions	Currency	Interest rate (%)	Fixed / floating	Repayable

	9,486	HUF	12.35	floating	Jan 2009
	5,000	HUF	9.68	fixed	Sep 2009
	25,000	HUF	9.61	fixed	Oct 2009
	28,000	HUF	9.15	floating	Oct 2009
	20,000	HUF	7.55	fixed	Oct 2009
Due within 1 year	87,486
Accrued interest	8,845
Total current	96,331

	9,486	HUF	12.35	floating	Jan 2010
	10,060	HUF	8.17	fixed	Jul 2010
	20,121	HUF	8.18	fixed	Jul 2010
	9,486	HUF	12.35	floating	Jan 2011
	25,000	HUF	9.30	floating	Apr 2011
	34,384	HUF	7.75	fixed	Jul 2011
	9,487	HUF	12.35	floating	Jan 2012
	40,000	HUF	11.93	floating	May 2012
	9,487	HUF	12.35	floating	Jan 2013
	25,000	HUF	7.26	fixed	Oct 2013
	50,586	HUF	8.30	fixed	May 2015
Total non current	243,097

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the carrying amounts and fair values of the related party loans.

	At December 31,
	2008		2009
In HUF millions	Book value	Fair value	Book value	Fair value

HUF denominated loans
At fixed rate	190,151	194,861	160,677	169,877
At floating rate	140,432	140,432	102,944	102,945
	330,583	335,293	263,621	272,822
EUR denominated loans
At fixed rate	—	—	42,912	47,157
At floating rate	—	—	20,313	20,313
	—	—	63,225	67,470
Accrued interest	8,845	8,845	7,675	7,675
Swaps	—	—	3,050	3,050

Total related party financial liabilities	339,428	344,138	337,571	351,017

The weighted average interest rate on related party loans was 6.75% in 2009 (9.39% in 2008, 7.95% in 2007). The fixed interest rate loans are exposed to fair value risk as it is stated in the table above. Any decrease of market interest rates will result in an increase of the fair value of the fixed interest liabilities.

Accrued interest include the nominal interest earned that is paid quarterly, semi-annually or annually.

Derivatives contracted with related parties include cross-currency interest rate swaps and FX forwards concluded with DT AG to change the Group’s exposure to HUF in case of the EUR denominated loans.

There were no defaults and breaches in connection with the financial liabilities to related parties.

17 Other financial liabilities

		At December 31,
In HUF millions		2008	2009

Bank loans	(a)	33,246	32,810
Finance lease payable (Note 32.1)		1,018	763
Accrued interest		1,246	1,139
Third party derivatives	(b)	—	179
Other		1,624	1,441
Total other financial liabilities — current		37,134	36,332

Bank loans	(a)	19,313	23,316
Finance lease payable (Note 32.1)		3,474	2,660
Other		252	245
Total other financial liabilities — non current		23,039	26,221

(a) Bank loans

	As at December 31,
In HUF millions	2008	2009

Current bank loans	33,246	32,810
Non current bank loans (within 1-5 years)	19,313	23,316
Total bank loans	52,559	56,126

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Loans totaling HUF 9,997 million at December 31, 2009 are revolving loans (2008: HUF 2,277 million) which can be prepaid at any time and may be drawn down in one to six month rolling periods.

The weighted average interest rate on bank loans was 7.92% in 2009 (8.54% in 2008, 7.41% in 2007).

The following table compares the carrying values and the fair values of the Group’s bank loans.

	At December 31,
	2008		2009
In HUF millions	Book value	Fair value	Book value	Fair value

HUF denominated bank loans
At fixed rate	11,000	11,768	11,000	12,090
At floating rate	28,515	28,515	38,215	38,215
	39,515	40,283	49,215	50,305
EUR denominated bank loans
At fixed rate	10,767	11,069	5,164	5,316
At floating rate	2,277	2,277	1,747	1,747
	13,044	13,346	6,911	7,063

Total bank loans	52,559	53,629	56,126	57,368

Floating interest rate loans are subject to interests calculated based on mostly BUBOR (Budapest Inter-Bank Offered Rate) and EURIBOR (Euro Inter-Bank Offered Rate) plus a margin interest formula.

The majority of the Group’s third party loans and borrowings are subject to floating interest rates, which are exposed to cash flow risks. If interest rates are rising, it results in higher cash outflows through interest payments.

There were no defaults and breaches in connection with other financial liabilities.

(b) Third party derivatives

Third party derivatives included FX forward deals in a total fair value of HUF 179 million (unrealized loss) as of December 31, 2009. There were no such derivatives of a liability nature as at December 31, 2008.

(c) Credit facilities

At December 31, 2009, Magyar Telekom had un-drawn committed credit facilities of HUF 50,479 million (2008: HUF 44,833 million). These credit facilities, should they be drawn down, are subject to an interest rate of EURIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities.

18 Trade payables

	At December 31,
In HUF millions	2008	2009

Payable to DT Group companies	5,850	5,169
Payable to associates and joint ventures	7	7
Other trade payables	86,483	80,698
	92,340	85,874

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19 Provisions

In HUF millions	Severance	Legal cases	MTIP	Fixed to mobile IC fees	ARO	Other (as restated)	Total

January 1, 2008	14,722	5,652	55	6,984	1,244	4,068	32,725
Amounts utilized	(10,988)	(199)	(175)	—	(72)	(558)	(11,992)
Amounts reversed	(62)	(1,469)	—	(8,499)	—	(1,464)	(11,494)
Exchange rate difference	31	246	—	—	—	14	291
Accretion	—	—	—	—	70	—	70
Additions	6,061	2,683	356	1,515	3,414	2,262	16,291
December 31, 2008	9,764	6,913	236	—	4,656	4,322	25,891

Amounts utilized	(7,832)	(1,887)	(277)	—	(63)	(2,519)	(12,578)
Amounts reversed	(1,532)	(1,298)	—	—	(26)	—	(2,856)
Exchange rate difference	43	189	—	—	—	11	243
Accretion	—	—	—	—	184	—	184
Additions	8,304	1,733	397	—	259	836	11,529
December 31, 2009	8,747	5,650	356	—	5,010	2,650	22,413

Of which current	8,295	3,471	—	—	175	751	12,692
Of which non current	452	2,179	356	—	4,835	1,899	9,721

Magyar Telekom does not expect any reimbursement with regards to the provisions recognized, therefore, no related assets have been recognized in the financial statements.

Provisions recognized for customer loyalty programs in previous years have been retrospectively reclassified as other liabilities (current and non current). See more information in Note 2.1.5.

19.1 Severance

The majority of the provision for severance as at December 31, 2009 relates to the stand-by-pool and the employee terminations in 2010 in relation to the further organizational changes in Magyar Telekom Plc. The stand-by-pool of employees include people whose legal status is an employee, however, these people do not provide services to the Company any more, but the Company provides a reduced amount of compensation and pays social security expenses for them for maximum 4 years. This is a way of severance that is not paid in one lump sum but in maximum 48 installments following the discontinuation of services. The provision for severance as at December 31, 2008 mostly related to the major restructuring of Magyar Telekom Plc’s operations from January 1, 2009, and impacted all functions of the Company.

961 employees were dismissed in 2009 (2008: 1,910) at Group level, related to which severance payments were made. The balance of provision as at December 31, 2009 relates to 569 employees  and former employees in the stand-by-pool (2008: 738) working in various functions of the Group.

The total payments made in relation to employee termination in 2009 amounted to HUF 8,700 million, of which HUF 7,832 million was charged against the provision as at December 31, 2008, while the rest was recognized as employee related expense in 2009. The relatively high amount of the reversal of provision in 2009 is the result of the different actual mix of employees severed compared to the originally estimated mix (length of service years, choice of immediate leave versus stand-by pool, etc.).

The total payments made in relation to employee termination in 2008 amounted to HUF 13,468 million, of which HUF 10,988 million was charged against the provision as at December 31, 2007, while the rest was recognized as employee related expense in 2008.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.2 Legal cases

Provisions for legal cases mainly include amounts expected to be paid to regulatory and competition authorities as well as to ex-employees and trading partners as a result of legal disputes. There are numerous legal cases for which provisions were recognized, none of which are individually material, therefore not disclosed. Further, the disclosure of any individual legal case could hurt the Group defending its position at various courts.

19.3 MTIP

For more details on the Mid-term Incentive Plan see Note 24.1.1.

19.4 Fixed to mobile (F2M) interconnect fees

The amount provided for in this category in prior years included amounts collected from Magyar Telekom Plc’s customers, which were estimated as probably repayable to universal customers related to the reduced fixed to mobile termination charges, which was accounted for as a reduction of revenues.

Pursuant to a decree, the Company had the obligation to decrease the F2M tariffs of the universal services subscribers by the amount of the decrease in the F2M termination rates. The Company did not fulfill this obligation because the mobile operators - referring to their lawsuits against the NCAH resolutions - did not, from a legal point of view, decrease the F2M termination rates, in their interconnection agreements with the Company.

The NCAH called upon the Company to repay the difference to its universal customers regardless of the status of the above legal cases. In August 2008, the negotiations with NCAH resulted in a positive conclusion, whereby the NCAH accepted the Company’s arguments that in other forms of compensation the Company had already passed on the required discounts to the customers. Even though the NCAH conclusion was limited to the year 2005, based on the NCAH’s reasoning for the relief, management believes that the Company passed on the required discounts to its customers in the subsequent years of 2006-2009 as well. As a result of the above, management believed that the recognition of the provision was no longer necessary, and in 2008 released to revenues the total amount of the provision accumulated in prior years.

19.5 Asset retirement obligations (ARO)

Asset retirement obligations primarily exist in case of the telecommunications structures constructed on third parties’ properties.

In 2009, the Group conducted a revision of the required provisions, primarily as a result of the increased discount rates, and recognized the difference as a change in estimate in an amount of HUF 233 million against the carrying amounts of the related assets.

In 2008, the Group conducted a revision of the probabilities of having to dismantle the constructed assets and having to remediate the landlords’ and public premises after dismantling, and revised the projected cash outflows expected to be incurred to settle these obligations at the end of the useful life of the assets. As a result of the revision, the Group recognized an additional HUF 3,344 million provision in 2008 against an increase in the carrying amounts of the related assets.

19.6 Other provisions

Other provisions include guarantee obligations and further other individually small items as well as provisions for onerous contracts. The December 31, 2006 balance of Other provisions has been restated to also include the provisions for the potential tax implications of the contracts identified by the Investigation (Note 1.2.2).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20 Other current liabilities

		At December 31,
In HUF millions		2008	2009

Deferred revenue and advances received	(a)	14,495	12,131
Other taxes and social security		9,925	8,838
Salaries and wages		8,136	8,652
EKG payable	(b)	3,476	—
Dividend payable to Non-controlling interests		290	303
Other liabilities		1,770	2,304
		38,092	32,228

(a) Deferred revenue and advances received

Deferred revenue and advances received include amounts already collected but not yet earned. Included in these are also the accruals recognized for customer loyalty programs in previous years that have been retrospectively reclassified from provisions and are now disclosed in this caption. See more information in Note 2.1.5.

(b) EKG payable

During 2005 the Company concluded an agreement with the Hungarian government for taking over the operation of the existing Electronic Governmental Backbone Network (EKG) for a period of 50 months. During the term of the agreement the Company committed to significant upgrades of the network and transferring it back to the government at the end of the term free of charge. During the term of the agreement, the Company had exclusivity in providing telecommunication services to the government institutions connected to the network. As the substance of the agreement is of a nature similar to a concession, the Company recognized an intangible asset (right) and a corresponding liability. The contract expired in 2009, with the last payments made in 2009.

21 Other non current liabilities

	At December 31,
In HUF millions	2008	2009

Deferred revenue (Note 20)	908	1,089
EKG payable (Note 20)	385	—
Other	11	11
	1,304	1,100

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22 Revenue

	For the year ended December 31,
In HUF millions	2007	2008	2009

Fixed line revenues
Voice retail	159,772	151,033	128,133
Voice wholesale	30,319	21,494	21,322
Internet	57,796	59,823	55,089
Data	27,440	28,839	30,762
TV	18,102	18,830	23,753
Equipment	5,395	7,058	4,745
Other fixed line revenues	10,509	12,818	10,276
Total Fixed line revenue	309,333	299,895	274,080

Mobile revenues
Voice retail	195,718	196,983	192,704
Voice wholesale	46,244	46,241	41,563
Voice visitor	6,632	5,995	4,959
Non voice	45,068	50,936	56,188
Equipment	23,121	21,169	21,320
Other mobile revenues	8,984	10,441	9,262
Total Mobile revenue	325,767	331,765	325,996

System integration and IT revenue	41,561	41,396	43,913

Total revenue	676,661	673,056	643,989

None of the Group’s customers represent a significant source of revenue. Revenues from transactions with a single external customer (or group of entities that - knowingly to us — are under common control of a third party or government) do not exceed 10 per cent of the Group’s revenues.

23 Expenses directly related to revenues

	For the year ended December 31,
In HUF millions	2007	2008	2009

Voice, data and internet related payments	86,244	79,076	71,583
Material cost of equipment sold	41,957	45,061	44,011
Payments to agents and other subcontractors	49,064	43,421	44,982
	177,265	167,558	160,576

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24 Employee related expenses

		For the year ended December 31,
In HUF millions	Note	2007	2008	2009

Short term benefits		99,459	96,407	100,425
Share based payments	24.1	(134)	356	397
Termination benefits	19.1	25,332	8,510	7,640
Total before capitalization		124,657	105,273	108,462
Expenses capitalized		(4,481)	(4,953)	(6,544)
		120,176	100,320	101,918

Total costs expensed in relation to defined contribution plans (including social security)		28,791	23,376	23,690

Closing number of employees		11,723	10,438	10,828

24.1 Share-based compensation

24.1.1 Mid-term incentive plan (MTIP)

In 2004 Magyar Telekom launched a Mid Term Incentive Plan (MTIP) for its top and senior management, whereby the targets to be achieved are based on the performance of the Magyar Telekom share. The MTIP is a cash settled long term incentive instrument which was planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years. In 2009, Magyar Telekom decided on prolonging the original program by one additional year, with the same concept. At the beginning of the plan each participant has an offered bonus. This bonus will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target. Depending on the achievement of the targets, 0, 50 or 100% of the bonus is paid if neither, one or both of the targets are met, respectively.

The relative performance target is linked to the Total Return of the Magyar Telekom share compared to the performance of the Dow Jones Euro STOXX Total Return Index during the vesting period, each at the last 20 trading days. Measurement is the un-weighted average Magyar Telekom share price plus dividend payments. The absolute performance target is achieved when the Magyar Telekom share price, adjusted for dividends paid during the tenure, is more than 35 percent higher at the end of the lock—up period than at the beginning of the plan. The basis of the calculation is the un-weighted average closing price of the Magyar Telekom share at the Budapest Stock Exchange during the last 20 trading days before the beginning and the end of the plan.

The share price calculated according to the above are included in the table below. When determining the Group’s liability, these target figures are weighted with the fair value factors of achieving these targets. The fair value factors are calculated using the Monte Carlo technique. The target figures are multiplied by the relevant fair value factors and these amounts are then accrued for the given tranche period. This technique aims to determine the fair values of the share options granted and present it in accordance with the accruals concept.

Tranche	Vesting period	MT Share price at the beginning of the vesting period	Fulfillment

1	January 1, 2004 — December 31, 2006	755	Only absolute target met
2	January 1, 2005 — December 31, 2007	843	Neither targets met
3	January 1, 2006 — December 31, 2008	949	Only relative target met
4	January 1, 2007 — December 31, 2009	1,013	Only relative target met
5	January 1, 2008 — December 31, 2010	912	—

6	January 1, 2009 — December 31, 2011	561	—

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The provision for the payments in relation to the MTIP program and the movements thereof are disclosed in Note 19.

24.1.2 Management share option plan

On April 26, 2002, the annual Shareholders’ Meeting approved the introduction of a new management share option plan and authorized the Company’s Board of Directors to purchase 17 million “A” series registered ordinary shares, each having a nominal value of HUF 100 as treasury shares. Consequently, the Company issued 4,900,000 shares on July 1, 2002, which were repurchased immediately as treasury shares.

On July 1, 2002, the Company granted 3,964,600 options to participants of the stock option plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third tranches (exercisable in 2004 and 2005). As the Company’s share price as quoted on the Budapest Stock Exchange on the grant date was HUF 833 per share, there was no intrinsic value to the options. The options had a life of five years from the grant date, meaning that the un-exercised options were forfeited without replacement or compensation on June 30, 2007.

The option with respect to a maximum of one-third of the shares that could be purchased under the first tranche was exercisable from July 1, 2003 until the end of the term. The option with respect to a maximum of a further one-third of the shares that could be purchased under the second tranche was exercisable from July 1, 2004 until the end of the term. The option with respect to the rest of the shares that could be purchased under the third tranche was exercisable from July 1, 2005 until the end of the term.

As the management share option plan did not fall into the scope of IFRS 2 — Share based Payments, the Group did not recognize compensation expense in any of the periods.

The table below shows the movements in the number of management stock options in thousands.

	2005	2006	2007	Average exercise price (HUF)

Opening number of share options	3,207	1,929	1,307	944
Number of share options exercised	(991)	(539)	(414)	944
Forfeited share options	(287)	(83)	(893)	944
Closing number of share options	1,929	1,307	—	—

Number of exercisable options at end of year	1,929	1,307	—	—

The average share price on the exercise dates in 2007 was HUF 985 (2006: HUF 1,060).

24.1.3 The former CEO’s share option plan

The former CEO of Magyar Telekom was granted share options in 2000, 2001, 2002, 2003 and 2004. The exercise price of the options was determined in US dollars and the options had no intrinsic values on the grant dates in 2000, 2001, 2002 and 2003, while those granted in 2004 had an intrinsic value of HUF 63 million. One third of the options granted vested after one year, another one third vested two years after the grant date, while the last third vested after three years. The options are exercisable for ten years after the grant date.

In 2006, the former CEO resigned and exercised his remaining options from 2003 and 2004. Although the last third of the 2004 grant would not have been exercisable, the resignation agreement concluded between the Company and the CEO allowed the early exercising of these 487 thousand options. Further, the settlement was concluded in cash even though the plan was originally intended as equity settled. The options granted in 2000 remain exercisable with the original conditions. The closing share price on the exercise date

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

was HUF 1,060.

The table below shows the details of the CEO’s share options.

	Options granted in year
	2000	2001	2002	2003	2004	Total

Number of options granted (thousand)	103	250	303	619	1,462	2,737
Exercised (thousand) — in 2005	—	(250)	(303)	(413)	(487)	(1,453)
Exercised (thousand) — in 2006	—	—	—	(206)	(975)	(1,181)
Outstanding (thousand) at December 31, 2009	103	—	—	—	—	103
Exercisable (thousand) at December 31, 2009	103	—	—	—	—	103
Exercise price in USD	7.36	2.93	3.48	3.62	3.87
Remaining contractual life at December 31, 2009 (years)	0.5	—	—	—	—

25 Other operating expenses

	For the year ended December 31,
In HUF millions	2007	2008	2009

Materials, maintenance and service fees	69,034	72,858	71,650
Marketing	20,152	22,065	16,180
Fees and levies	15,640	16,000	14,712
Consulting, audit and other expert fees	12,818	10,960	11,230
Rental and operating lease	9,304	9,947	11,153
Bad debt expense	5,136	4,353	9,072
Other expenses	7,230	4,866	1,308
	139,314	141,049	135,305

Consulting, audit and other expert fees among others include expenses incurred in relation to the audit of the standalone and consolidated financial statements of the Company by PricewaterhouseCoopers (PwC) as follows.

	For the year ended December 31,
In HUF millions	2007	2008	2009

Audit of the financial statements	765	500	593
Other audit related fees	176	108	205
Tax advisory fees	12	—	—
Other non audit related fees	—	—	4
Total expenses payable to PwC	953	608	802

Audit of the financial statements in the above table are the aggregate fees of PwC in connection with the audit of our annual financial statements, reviews of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions.

Other audit-related fees in the above table are the aggregate fees of PwC for services which are normally

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

performed by the external auditor in connection with the auditing of the annual financial statements, e.g. advice on issues of accounting and reporting, which were not classified as audit services, and support with the interpretation of new accounting and reporting standards. Audit-related fees in 2009 also included HUF 205 million (2008: HUF 108 million) incurred relating to the ongoing investigation (Note 1.2).

Tax advisory fees in the above table are fees of PwC for services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting). Furthermore, services were commissioned for the assistance with tax audits and appeals, evaluations for taxation purposes, as well as assistance to tax law.

Other non audit related fees in the above table are fees of PwC primarily related to services like participation by Magyar Telekom employees in conferences and training sessions organized by PwC.

26 Other operating income

	For the year ended December 31,
In HUF millions	2007	2008	2009

Compensation for renaming (Note 33.1)	229	676	—
Gain on sale of PPE, Intangible assets and assets held for sale	3,203	2,126	326
Gain on sale of subsidiaries and associates (Notes 5.1 and 5.5)	—	1,233	1,371
Other operating income	569	214	1,166
	4,001	4,249	2,863

27 Finance expenses

	For the year ended December 31,
In HUF millions	2007	2008	2009

Interest expense	31,147	32,798	33,479
Other finance expenses (Fee expense)	4,039	4,659	4,780
less: interest capitalized	—	(258)	(726)
	35,186	37,199	37,533

Other finance expenses mainly include bank charges.

Interest expense is shown net of interest capitalized using an average borrowing rate of 8.25% (2008: 8.3%).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28 Finance income

	For the year ended December 31,
In HUF millions	2007	2008	2009

Gains / (losses) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with related parties	—	—	(2,387)
Gains / (losses) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with third parties	(139)	789	(568)
Gains / (losses) on the derecognition of financial instruments at fair value through profit and loss contracted with related parties	—	—	(141)
Gains / (losses) on the derecognition of financial instruments at fair value through profit and loss contracted with third parties	828	(477)	(441)
Gains / (losses) on the derecognition of AFS financial instruments (Reclassifications from Other comprehensive income)	—	—	—
Net foreign exchange losses	(1,481)	(648)	(269)
Finance lease interest income	1,675	1,340	1,390
Interest and other finance income	4,334	5,887	7,136
	5,217	6,891	4,720

29 Purchase of property, plant and equipment and intangible assets

	For the year ended December 31,
In HUF millions	2007	2008	2009

Investments in property, plant and equipment (Note 12)	75,825	85,489	81,786
Investments in intangible assets (Note 13)	28,010	22,460	20,078
Total investments in PPE and intangible assets	103,835	107,949	101,864

Recognition of investment tax credit (Note 9.4)	3,561	350	428
Change in payables relating to capital expenditures	(4,299)	7,740	7,936
	103,097	116,039	110,228

The Group had no significant non cash transactions in any of the reported years.

30 Purchase of subsidiaries and business units

	For the year ended December 31,
In HUF millions	2007	2008	2009

ISH	—	—	3,131
Cable TV networks	—	687	1,745
KFKI Direkt	—	—	317
M-Factory — contingent consideration	—	75	—
Mobilpress	650	—	—
T-Systems Hungary	60	—	—
Total purchase of subsidiaries and business units	710	762	5,193

See Note 5 for further details of business combinations.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 Reportable segments and information about geographical areas

31.1 Reportable segments

Magyar Telekom established its current management structure in Hungary based on customer segments that require different technology and marketing strategies, and support functions. The Group’s operating segments in Hungary are: Consumer Services Business Unit, Business Services Business Unit, Media Business Unit, Group Headquarters and Technology Business Unit. In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional reporting segments. Of these segments, MBU has not qualified as a reportable segment, therefore, it is included in “All other” in the reconciliations of the reportable segments’ totals.

The Consumer Services Business Unit (CBU) operates in Hungary, providing mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small business telecommunications customers in Hungary, with several million customers mainly under the T-Mobile and T-Home brands.

The Business Services Business Unit (BBU) operates in Hungary, providing mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate and public sector customers), as well as small and medium businesses (SMB). BBU’s customer portfolio includes approximately 3,000 key business partners and over 40,000 SMB customers.

The Group Headquarters (Headquarters) is responsible for providing wholesale mobile and fixed line services in Hungary, and also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group’s management. Headquarters is also responsible for the Group’s points of presence in Bulgaria, Romania and Ukraine, providing wholesale services to local companies and operators.

The Technology Business Unit (Technology) is responsible for the operations and development of the mobile, fixed line and cable TV network, as well as IT management in Hungary.

The Group also has full-scale mobile and fixed line telecommunications operations in Macedonia and Montenegro, which represent two additional reporting segments of the Group. From 2009, similarly to the Hungarian operations, in these countries also less emphasis is put on the segregation by technology (fixed line or mobile services), but up until the end of 2009, the Group’s operations in Macedonia and Montenegro were reviewed separately for the fixed line and mobile operations, therefore, these were two separate operating segments by country.

In addition to the operating segments described above, there are a few operations, which do not qualify as operating or reportable segments. These operations (including MBU as well) are grouped in “All other” included in the reconciliations of the reportable segments’ totals to the Group totals.

Comparative information has been provided for 2008, including minimum level of estimates as the new structure was gradually introduced in 2008. We have also provided comparative figures for 2007, which include more management estimate (except in case of Macedonia and Montenegro) as the Group operated in the old structure in 2007, which was completely different from the current structure of operations, it was not a simple regrouping of organizations. These numbers have never been reviewed or evaluated by the MC.

31.1.1 Information regularly provided to the MC

The following tables present the segment information by reportable segment regularly provided to the Management Committee of the Group, reconciled to the corresponding Group numbers.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
In HUF millions	2007	2008	2009
Revenues

Total CBU revenues	346,495	341,563	322,336
Less: CBU revenues from other segments	(42,219)	(38,655)	(33,849)
CBU revenues from external customers	304,276	302,908	288,487

Total BBU revenues	172,346	179,174	170,989
Less: BBU revenues from other segments	(14,308)	(16,833)	(18,835)
BBU revenues from external customers	158,038	162,341	152,154

Total Headquarters revenues	164,428	153,544	135,456
Less: Headquarters revenues from other segments	(75,403)	(69,384)	(59,889)
Headquarters revenues from external customers	89,025	84,160	75,567

Total Technology revenues	9,166	11,370	10,556
Less: Technology revenues from other segments	(7,771)	(7,877)	(7,599)
Technology revenues from external customers	1,395	3,493	2,957

Total Macedonia revenues	74,332	76,097	82,312
Less: Macedonia revenues from other segments	(111)	(285)	(214)
Macedonia revenues from external customers	74,221	75,812	82,098

Total Montenegro revenues	35,747	33,148	34,442
Less: Montenegro revenues from other segments	(241)	(105)	(51)
Montenegro revenues from external customers	35,506	33,043	34,391

All other (net)	14,200	11,216	8,351

Total consolidated revenue of the segments	676,661	672,973	644,005
Measurement differences to Group revenue	—	83	(16)
Total revenue of the Group	676,661	673,056	643,989

Segment results (EBITDA)

CBU	188,304	193,314	181,920
BBU	82,694	90,816	80,307
Headquarters	(26,507)	(15,899)	(22,209)
Technology	(56,839)	(49,059)	(47,485)
Macedonia	42,018	39,132	42,861
Montenegro	13,732	10,815	13,736
All other	505	(191)	(414)
Total EBITDA of the segments	243,907	268,928	248,716

Measurement differences to Group EBITDA	—	(550)	337
Total EBITDA of the Group	243,907	268,378	249,053

Depreciation and amortization of the Group	(115,595)	(106,120)	(101,920)
Total Operating profit of the Group	128,312	162,258	147,133

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
In HUF millions	2007	2008	2009
Capital expenditure (Capex) on PPE and Intangible assets
CBU	11,983	13,540	23,774
BBU	2,997	7,493	2,905
Headquarters	8,665	8,507	4,520
Technology	61,617	58,716	48,989
Macedonia	9,880	15,709	15,320
Montenegro	6,936	3,751	4,913
All other	2,603	710	1,433
Total capital expenditure of the segments	104,681	108,426	101,854

Measurement differences to capital expenditure of the Group	(846)	(477)	10
Total investments of the Group in PPE and Intangible assets	103,835	107,949	101,864

Total investments of the Group in PPE and Intangible assets correspond to the “Investments” lines disclosed in Notes 12, 13 and 29.

31.2 Information about geographical areas

The table below shows the revenues generated from external customers in the countries where the Group operates, using the same measurement principles as for the corresponding Group numbers.

Revenues	For the year ended December 31,
In HUF millions	2007	2008	2009

Hungary	562,276	554,747	520,584
Macedonia	73,807	75,956	82,098
Montenegro	35,256	33,043	34,391
Romania	2,729	5,244	3,636
Bulgaria	2,530	3,933	3,151
Ukraine	63	133	129
Total revenue of the Group	676,661	673,056	643,989

None of the Group’s external customers represent a significant source of revenue.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the Non current assets of the Group located in the countries of operations (including goodwill allocated to these countries) and the reconciliation to the total Non current assets of the Group, using the same measurement principles as for the corresponding Group numbers.

Non current assets	As at December 31,
In HUF millions	2008	2009

Hungary	707,271	709,576
Macedonia	126,062	130,046
Montenegro	43,051	42,480
Bulgaria	5,012	3,124
Romania	2,632	2,532
Ukraine	16	19
Total excluding Other non current financial assets and Deferred tax assets	884,044	887,777

Other non current financial assets (Note 8.2)	26,094	27,528
Deferred tax assets (Note 9.4)	1,590	1,890
Total Non current assets of the Group	911,728	917,195

32 Leases and other commitments

32.1 Finance lease —Group as lessee

Finance leases in 2008 and 2009 mainly relate to the sale and lease back of spaces in buildings accommodating telephone exchanges. In most cases the contracts are denominated in EUR, the term of the leases is 5-10 years, and the contracts include renewal options but no purchase options.

Future lease payments under finance leases related to sale and lease back transactions at December 31, 2008 and 2009 are as follows:

	At December 31, 2008			At December 31, 2009
In HUF millions	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment

Within 1 year	265	438	703	291	389	680
1-5 years	1,154	1,211	2,365	1,067	1,012	2,079
After 5 years	699	331	1,030	505	172	677
Total	2,118	1,980	4,098	1,863	1,573	3,436

Finance leases other than sale and lease back in 2008 and 2009 mainly relate to vehicles and IT equipment. In most cases the contract term of the leases is 3-5 years with renewal and purchase options.

Future lease payments under finance leases other than sale and lease back transactions at December 31, 2008 and 2009 are as follows:

	At December 31, 2008			At December 31, 2009
In HUF millions	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment

Within 1 year	753	265	1,018	472	208	680
1-5 years	864	305	1,169	473	295	768
After 5 years	757	106	863	615	187	802
Total	2,374	676	3,050	1,560	690	2,250

The Group has no contingent rents related to its finance leases. The Group does not sub-lease any of the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

assets leased in a finance lease contract.

32.2 Operating lease —Group as lessee

Operating lease commitments are mainly in respect of the rental of mobile cell sites, and to a lesser extent, related to buildings, network and other telecommunications facilities.

	At December 31,
In HUF millions	2008	2009

Within 1 year	6,741	7,541
1-5 years	17,798	20,897
After 5 years	14,945	16,131
Total	39,484	44,569

The lease commitments represent a high amount of individually immaterial lease agreements, the terms of which vary on a wide range, spanning from 3 to 20 years with renewal options in most cases, but no purchase options.

32.3 Finance lease —Group as lessor

Finance leases primarily include the private mobile Tetra network constructed for the exclusive use of the Hungarian State, and to a lesser extent equipment provided to business customers as part of our outsourcing contracts where the Group is the service provider.

Future lease receivables under finance leases at December 31, 2008 and 2009 are as follows:

	At December 31, 2008			At December 31, 2009
In HUF millions	Present value	Interest component	Minimum lease receipt	Present value	Interest component	Minimum lease receipt

Within 1 year	3,718	1,606	5,324	3,797	1,641	5,438
1-5 years	12,853	4,104	16,957	15,270	3,810	19,080
After 5 years	6,511	605	7,116	4,464	286	4,750
Total	23,082	6,315	29,397	23,531	5,737	29,268

The interest component represents the unearned finance income. The present value due within one year is included in Other current financial assets, while the present value after one year is included in Other non current financial assets. The finance income accruing to the Group over the lease term is recognized in the Profit for the year (Finance income).

The unguaranteed residual values accruing to the benefit of the Group are insignificant.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.4 Operating lease — Group as lessor

The following table includes the future minimum lease payments receivable by the Group for the operating leases of towers and PBX (private business exchange) equipment where Magyar Telekom is the lessor.

	At December 31,
In HUF millions	2008	2009

Within 1 year	2,394	1,210
1-5 years	2,524	1,943
After 5 years	728	1,115
Total	5,646	4,268

32.5 Purchase commitments for tangible and intangible assets

The table below summarizes Magyar Telekom’s contractual purchase commitments for tangible and intangible assets with the majority falling due within one year.

	At December 31,
In HUF millions	2008	2009

Property, plant and equipment	2,797	4,407
Intangible assets	2,701	1,788
Total	5,498	6,195

32.6 Commitments related to the extended GSM license of T-Mobile HU

The Company renewed its mobile concession contract for the use of the 900 MHz frequency band that expired on November 4, 2008 for an additional term of seven and a half years, as agreed with the Hungarian Government. At the same time, the Company agreed to carry out large-scale investment projects to further increase mobile broadband coverage. In addition to the payment of the HUF 10 billion concession fee, Magyar Telekom agreed with the Government to spend at least HUF 20 billion in 2008 and 2009 on further increasing mobile broadband coverage in Hungary. This agreement includes that 25% of the unfulfilled obligation would have to be paid as a penalty to the Government at the end of 2009 if Magyar Telekom had not increased the coverage as agreed. Management believes that the Company fulfilled the obligation by the end of 2009, and therefore no fine can be expected.

33 Related party transactions

33.1 Deutsche Telekom Group

Deutsche Telekom AG is the ultimate controlling owner of Magyar Telekom Plc. holding 59.21% of the issued shares. Deutsche Telekom (DT) Group has a number of fixed line, mobile and IT service provider subsidiaries worldwide, with whom Magyar Telekom Group has regular transactions.

The Company is directly owned by MagyarCom GmbH, which is a holding subsidiary of DTAG. Magyar Telekom pays dividends annually to its owners including MagyarCom GmbH.

Deutsche Telekom International Finance (DTIF) is the treasury center of DT Group, which typically provides loan financing across the DT Group including Magyar Telekom.

The Company’s Hungarian operations were renamed in 2004 and 2005. The renaming continued in 2006 in Macedonia (T-Mobile) and in Montenegro (T-Home and T-Mobile) in 2007, and was completed in 2008 in Macedonia (T-Home). The expenditures incurred in connection with the launch and promotion of the new

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

brands and the loss of value caused by discontinuing the old brands were compensated in value by Deutsche Telekom AG. The compensation received was recognized in the Profit for the year (Other operating income).

The table below summarizes the above related party transactions with DT group.

In HUF millions	2007	2008	2009

Revenues from telecom services provided to DT Group	6,729	16,035	22,059

Costs of services provided by DT Group	(11,881)	(20,759)	(16,819)

Other income from DTAG	229	676	—

Interest expense to DTIF	(23,301)	(26,986)	(27,530)

Dividend paid to MagyarCom GmbH	(88,296)	(45,690)	(45,690)

Accounts receivable from DT Group companies	6,878	5,903	5,492

Accounts payable to DT Group companies	(7,524)	(5,850)	(5,169)

Loans receivable from DTAG	—	—	29,587

Accrued interests payable to DT Group companies	(5,210)	(8,845)	(7,675)

Loans payable to DT Group companies	(274,432)	(330,583)	(329,896)

Fair value of swap agreements with DTAG - net	—	—	(2,388)

Deutsche Telekom has pledged its support for Magyar Telekom’s financing needs through to June 30, 2011.

33.2 Associates and joint ventures

Hunsat is a joint venture founded by the Company (50%) and Antenna Hungária (50%). The revenues of Hunsat include commissions received from Hungarian telecommunications companies for the use of services of international satellite agencies. The operational transactions and balances with Hunsat are insignificant. Dividends received from Hunsat amounted to HUF 93 million in 2009 (2008: HUF 89 million, 2007: HUF 72 million).

M-RTL was an associate of Magyar Telekom Group until May 2009 (Note 5.1.1). M-RTL is a television broadcast company that sells airtime through media agencies to Magyar Telekom, and Magyar Telekom provides telecom services to M-RTL, but these inter-company services are not material. M-RTL declared dividends to Magyar Telekom directly and indirectly in an amount of HUF 825 million in 2008 (2007: HUF 750 million).

IKO-Telekom Média Holding (ITMH) was a joint venture holding company of Magyar Telekom and IKO Production Kft., with a 50-50% ownership (Note 5.1.1). The operating transactions between the Group and ITMH were insignificant. Dividends declared by ITMH to the Company amounted to HUF 2,033 million in 2008, primarily representing the indirect dividends from M-RTL.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.3 Board and supervisory board members

The remuneration of the members of the Company’s Board of Directors amounted to HUF 13 million in 2009 (2008: HUF 13 million, 2007: HUF 11 million). The remuneration of the members of the Company’s Supervisory Board amounted to HUF 42 million in 2009 (2008: HUF 46 million, 2007: HUF 42 million).

33.4 Key management

Key management has been identified as the members of the Group’s Management Committee, which is the chief operating decision making body of Magyar Telekom.

The table below shows in total the compensation expenses (including social security and other payroll related taxes) incurred by the Group in relation to the key management.

	At December 31,
In HUF millions	2007	2008	2009

Salaries and other short-term employee benefits	978	1,063	1,377
Contractual termination expense	1,129	—	248
Share based compensation (Note 24.1)	(123)	80	131
	1,984	1,143	1,756

The Group does not provide loans to its key management.

In 2001, DT’s shareholders approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in 2001 and 2002. 50 percent of the options granted to each beneficiary may only be exercised following the end of a vesting period of two years. The remaining 50 percent of the options granted to each beneficiary may be exercised after the end of a vesting period of three years. All options are vested as of December 31, 2009. The exercise price of the 2001 option is EUR 30.00, the term of the options runs until August 12, 2011. The exercise price of the 2002 option is EUR 12.36, the term of the options runs until July 14, 2012. At the time they were granted, the options of the 2001 and 2002 tranches had no intrinsic value, but a fair value of EUR 4.87 and EUR 3.79 respectively. The Company’s Chief Financial Officer (CFO), who was a senior manager of DT at the time of the stock option, is a participant of the 2002 tranche, having 6,510 share options. Magyar Telekom does not have any potential obligation deriving from the CFO’s share options, and no expenses or liabilities have been recognized in the presented years as these options are not in the scope of IFRS 2 and IFRIC 11 according to the transitional rules.

Further, the Company’s CFO is also a participant of the 2004, 2005 and 2006 MTIP programs of DT, which are very similar to those of Magyar Telekom as described in Note 24.1.1, the difference being that the targets of the programs are tied to the performance of the DT shares. As of December 31, 2008, one performance target of the 2006 program of DT had been achieved. Consequently, the MTIP reward earned EUR 66,000 (HUF 18 million) was paid out by Magyar Telekom, as agreed with DT.

Some members of the Key management are participants of the 2006, 2007 MTIP programs of Magyar Telekom; and all of them are participants in the 2008 and 2009 MTIP program of Magyar Telekom. Some members of the former Key management were also participants of the 2006 MTIP program of Magyar Telekom. One performance target of the 2007 MTIP program of Magyar Telekom had been achieved. Consequently, 50% of the MTIP reward (HUF 104 million in total) will be paid out by Magyar Telekom in 2010 to the present and former members of Key management. As of December 31, 2008, one performance target of the 2006 MTIP program of Magyar Telekom had been achieved. Consequently, 50% of the MTIP reward (HUF 55 million in total) was paid out in 2009 by Magyar Telekom to the present and former members of Key management. See also note 24.1.1.

In 2001 and 2002, Deutsche Telekom granted stock appreciation rights (SARs) to employees in countries where it was not legally possible to issue stock options. Magyar Telekom employees only participated in the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2001 program. Each individual SAR entitles the plan participant to receive an amount in cash subject to these terms and conditions. Magyar Telekom does not have any potential obligation deriving from that contract, since Deutsche Telekom will pay the compensation, if any, to the participants, and further, the fair value of the SARs as at December 31, 2009 is estimated to be zero.  No member of the current key management is a participant of the SAR program, but former members of the key management were participants of the 2001 SAR program.

34 Additional disclosures on financial instruments

34.1 Financial assets and liabilities

The tables below include the carrying amounts and fair values of the Group’s financial assets and liabilities as at December 31, 2009 and 2008.

34.1.1 Financial assets — Carrying amounts and fair values

December 31, 2009

	Carrying amount
In HUF millions	Loans and receivables	Held-to- maturity	Available- for-sale	Held for trading	Total	Fair value
Cash and cash equivalents	34,270	—	—	—	34,270	34,270
Bank deposits with original maturities over 3 months	50,660	—	—	—	50,660	50,660
Trade receivables	100,524	—	—	—	100,524	100,524
Trade receivables over one year	1,487	—	—	—	1,487	1,486
Employee loans	4,870	—	—	—	4,870	4,228
Derivative financial instruments contracted with related parties	—	—	—	662	662	662
Derivative financial instruments contracted with third parties	—	—	—	623	623	623
Loans to Deutsche Telekom Group companies	29,587	—	—	—	29,587	29,587
Loans to third parties	580	—	—	—	580	580
RDC receivables	839	—	—	—	839	795
Dividend rec. from joint ventures	—	—	—	—	—	—
Financial assets AFS	—	—	276	—	276	276
Other current	1,626	—	—	—	1,626	1,626
Other non current	552	—	—	—	552	552
Total	224,995	—	276	1,285	226,556	225,869

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

	Carrying amount
In HUF millions	Loans and receivables	Held-to- maturity	Available- for-sale	Held for trading	Total	Fair value
Cash and cash equivalents	66,680	—	—	—	66,680	66,680
Bank deposits with original maturities over 3 months	59,300	—	—	—	59,300	59,300
Trade receivables	93,201	—	—	—	93,201	93,201
Trade receivables over one year	414	—	—	—	414	396
Employee loans	4,383	—	—	—	4,383	4,148
Derivative financial instruments contracted with third parties	—	—	—	1,011	1,011	1,011
Loans to third parties	779	—	—	—	779	779
RDC receivables	952	—	—	—	952	876
Dividend rec. from joint ventures	2,033	—	—	—	2,033	2,033
Financial assets AFS	—	—	282	—	282	282
Other current	2,186	—	—	—	2,186	2,186
Other non current	170	—	—	—	170	170
Total	230,098	—	282	1,011	231,391	231,062

Loans and receivables are measured at amortized cost, while available-for-sale and held-for-trading assets are measured at fair value.

Cash and cash equivalents, trade receivables, dividend receivable from joint ventures, loans to Deutsche Telekom Group companies and other current financial assets mainly have short times to maturity. For this reason, their carrying amounts at the end of the reporting period approximate their fair values.

Financial assets available for sale include investment in equity instruments, all measured at fair value.

Finance lease receivables (2009: HUF 23,531 million, 2008: HUF 23,082 million) meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases, therefore not included in the tables above, but in Note 32.3.

34.1.2 Financial liabilities — Carrying amounts and fair values

December 31, 2009

	Carrying amount
In HUF millions	Measured at amortized cost	Held for trading	Total	Fair value
Financial liabilities to related parties (including accrued interest)	334,521	3,050	337,571	351,017
Bank loans (including accrued interest)	57,265	—	57,265	58,507
Trade payables	85,874	—	85,874	85,874
Dividend payable	303	—	303	303
Nonconvertible bonds and debentures	191	—	191	160
Derivative financial instruments contracted with third parties	—	179	179	179
Other current	1,279	—	1,279	1,279
Total	479,433	3,229	482,662	497,319

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

	Carrying amount
In HUF millions	Measured at amortized cost	Held for trading	Total	Fair value
Financial liabilities to related parties (including accrued interest)	339,428	—	339,428	344,138
Bank loans (including accrued interest)	53,805	—	53,805	54,875
Trade payables	92,340	—	92,340	92,340
Dividend payable	290	—	290	290
Nonconvertible bonds and debentures	193	—	193	193
Other current	4,988	—	4,988	4,988
Other non current	386	—	386	345
Total	491,430	—	491,430	497,169

Derivatives are measured at fair value, while all other financial liabilities are measured at amortized cost.

Additional fair value information on the financial liabilities is provided in Notes 16 and 17.

Trade payables, dividend payable and other current financial liabilities generally have short times to maturity, therefore the carrying values approximate the fair values.

Finance lease liabilities meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases, therefore not included in the tables above, but in Note 32.1.

34.2 Items of income, expense, gains and losses arising on financial instruments

The tables below include income, expense, gains and losses arising on financial instruments in 2009 and 2008.

2009

		From subsequent measurement						Net
In HUF millions	From interest	At fair value	Currency translation	Impairment loss	Recalculation	From derecognition	From fee expense	gain / loss
Loans and receivables	7,048	—	(82)	(9,071)	—	—	(4,056)	(6,161)
Held-to-maturity investments	—	—	—	—	—	—	—	—
Available-for-sale financial assets	—	(6)	—	—	—	—	—	(6)
Financial instruments held for trading	—	(2,955)	—	—	—	(582)	—	(3,537)
Financial liabilities measured at amortized cost	(32,569)	—	358	—	—	—	(14)	(32,225)
Net gain/loss of financial instruments under the scope of IAS 39	(25,521)	(2,961)	276	(9,071)	—	(582)	(4,070)	(41,929)

Net gain/loss related to finance lease (out of scope of IAS39)	678	—	(66)	—	—	—	—	612

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2008

		From subsequent measurement						Net
In HUF millions	From interest	At fair value	Currency translation	Impairment loss	Recalculation	From derecognition	From fee expense	gain / loss
Loans and receivables	6,611	—	1,190	(5,866)	—	—	(3,554)	(1,619)
Held-to-maturity investments	—	—	—	—	—	—	—	—
Available-for-sale financial assets	—	(348)	—	—	—	—	—	(348)
Financial instruments held for trading	—	789	—	—	—	(477)	—	312
Financial liabilities measured at amortized cost	(32,728)	—	(1,753)	—	(743)	—	(96)	(35,320)
Net gain/loss of financial instruments under the scope of IAS 39	(26,117)	441	(563)	(5,866)	(743)	(477)	(3,650)	(36,975)

Net gain/loss related to finance lease (out of scope of IAS39)	692	—	(85)	1,500	—	—	—	2,107

Impairment losses on Loans and receivables includes all expenses incurred or expected to be incurred in relation to the default of our customers. Before writing off or factoring, we impair the receivables to their recoverable amounts through the use of an impairment provision account, as a result of which the actual write-off or factoring of these receivables results in no derecognition gains or losses.

34.3 Other disclosures about financial instruments

Magyar Telekom Plc. is also exposed to risks that arise from the possible drawdown of guarantees in a nominal amount of HUF 16.4 billion as at December 31, 2009 (2008: HUF 17.0 billion). These guarantees were issued by Hungarian banks on behalf of Magyar Telekom as collaterals to secure the fulfillment of the Group’s certain contractual obligations. The Group has been delivering on its contractual obligations and expects to continue doing so in the future, therefore no drawdown of the guarantees has happened so far, and is not expected to happen in the future.

There were no financial assets or liabilities, which were reclassified into another financial instrument category.

No financial assets were transferred in such a way that part or all of the financial assets did not qualify for de-recognition.

The Group does not have compound financial instruments with multiple embedded derivatives.

35 Contingent assets and liabilities

35.1 Contingent assets

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence of uncertain future events not within the control of the Group. The Group has no such contingencies where the inflow of economic benefits would be probable and material.

35.2 Contingent liabilities

The most significant contingent liabilities of the Group are described below. No provisions have been recognized for these cases as management estimates that it is unlikely that these claims originating from past

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

events would result in any material economic outflows from the Group.

35.2.1 Macedonia

35.2.1.1 Compensation for termination of a service contract by T-Mobile MK

In January 2002, T-Mobile MK signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile MK’s overdue receivables. After the expiration of the 3-month trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 4.3 billion. The first instance decision will be made by a primary court of Macedonia, the timing of which is uncertain.

35.2.1.2 T-Mobile MK’s dispute with the Agency on frequency fees

T-Mobile MK paid the invoices issued by the Agency for the 2004 and 2005 radio frequency fees, however, the Agency issued further invoices for the same periods in May 2007, which T-Mobile MK is disputing as the management believes that there is no valid legal base for invoicing additional fees. The potential exposure is about HUF 0.8 billion.

35.2.1.3 MKT’s dispute on fixed-to-mobile termination fees

In 2005, MKT changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with the mobile operators the change in retail prices automatically decreased the interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, Cosmofon, submitted to the Agency a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of Cosmofon as “ungrounded”. This decision of the Agency was appealed by Cosmofon by filing a lawsuit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 0.4 billion, but the management estimates it unlikely that this would result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

35.2.1.4 Prices offered at a Government bid for fixed line telephony services in Macedonia

Based on the Law on Electronic Communications (the “Law”) and upon Cosmofon’s request, the Agency made an inspection at Makedonski Telekom regarding the Government’s tender for procuring fixed line telephone services on September 24, 2009. In its request Cosmofon stated that Makedonski Telekom had submitted an offer with prices that are predatory and not published in its official pricelist. In its written answer, Makedonski Telekom pointed out that the official pricelist contains only the standard prices excluding the special discounts and tariff models. We believe that Makedonski Telekom offered these prices in accordance with the conditions of the relevant bid, taking care that those are not predatory, i.e. the allegations are groundless. The Agency has not responded yet. Should Makedonski Telekom be found in breach of the Law, the potential fine can be as high as 7% of the total annual revenue of Makedonski Telekom for 2008, i.e. the maximum amount of the fine may reach HUF 3.0 billion.

35.2.2 Montenegro

35.2.2.1 Employee salary dispute in Montenegro

405 employees initiated a legal proceeding against CT and T-Mobile CG, requesting the payment of compensation for not increasing salaries from 2005 until June 2008. The plaintiffs are referring to the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

regulation of this matter by the Collective Bargaining Agreement (CBA). Management’s view is that automatic salary increase is not established in the CBA, therefore management believes that the Group will not be subject to any compensations payable. The maximum exposure is approximately HUF 0.4 billion.

35.2.3 Hungary

35.2.3.1 Guarantees

Magyar Telekom Plc. is exposed to risks that arise from the possible drawdown of guarantees for which see more details in Note 34.3.

35.2.3.2 Investigation

Please see Note 1.2

36 Events after the reporting period

36.1 Sale of Orbitel

In January 2010 the Company closed the sale of Orbitel (Note 5.5). The final sale price was EUR 3,628,000, received in January 2010. As the expected sales price was lower than the original carrying value of Orbitel, an impairment was charged in 2009 on the goodwill arising on the original acquisition of Orbitel, consequently, there will be no additional gains or losses to be recognized in 2010, when the sale was concluded.

Business Report of Magyar Telekom

for 2009

Introduction

This Business Report covers the analysis of our results as well as all additional information necessary to evaluate our operations, including, among others, our outlook with the accompanying risk factors, the introduction of our management, our HR and risk management policies, and our R+D activities.

Share Capital

As of December 31, 2009, the share capital of Magyar Telekom Plc. was HUF 104,274,254,300, consisting of 1,042,742,543 Series “A” ordinary shares. All Series “A” ordinary shares have a nominal value of HUF 100.

		Percentage of
Shareholder	Number of shares	share capital

MagyarCom	617,436,759	59.21
Publicly traded	423,802,243	40.65
Treasury shares	1,503,541	0.14
	1,042,742,543	100.00

Voting Rights and Voting

Each ordinary share entitles the holder to one vote. Only shareholders or nominees registered in the shareholders’ register at least six working days prior to the date of the General Meeting may participate at the General meeting with voting right. The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in the Articles of Associations, which shall require at least a three-quarters majority of the votes cast. If the General Meeting decides to override a resolution of the Board of Directors, such shareholders resolution shall be binding only if a three-quarter majority of the votes of the shareholders that are present vote in favor of such a resolution. There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Transfer of Shares

The consent of the shareholders holding at least a simple majority of the outstanding voting stock of the Company shall be required to approve the acquisition, directly or indirectly, of the shares of the Company which, on a cumulative basis, would result in any person, or persons acting in concert, holding 10% or more, directly or indirectly, of the outstanding voting stock of the Company.

In the event of transfer of shares the new shareholder shall ask for registering as shareholder in the Shareholders’ Register. The shareholder shall provide evidence to the registrar that he acquired the shares in accordance with the conditions set forth in the Articles. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company may refuse the request for registration into the Shareholders’ Register by a person acquiring shares who omits to provide the supporting evidence or statement that such a person is obliged to submit in accordance with the Articles. The registration into the Shareholders’ Register based on untrue, false or misleading statements may be deleted by a reasoned resolution of the Board of Directors. Only shareholders registered in the Company’s register may exercise shareholder rights vis-a-vis the Company. If the ownership of the shareholder ceased to exist with the transfer of shares the custodian shall notify the registrar on this fact within two working days upon such event. The registrar, based on the notification, shall promptly incorporate such changes in the Shareholders’ Register.

Board of Directors

Pursuant to our amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the Annual General Meeting of the shareholders for a term of three years.

On December 31, 2009, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Principal Occupation	Member since

Christopher Mattheisen	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. István Földesi	International business consultant	2003
Dr. Mihály Gálik	Professor and Head of the Media, Marketing communication and Telecommunications Department at the Faculty of Business Administration of the Corvinus University of Budapest	2006
Wolfgang Hetlinger	T-Systems Austria GesmbH, International Operations & Services, Central Eastern Europe Ing.	2009
Guido Kerkhoff	Member of the Board of Management of Deutsche Telekom AG to manage the subsidiaries in South Eastern Europe	2009
Thilo Kusch	Chief Financial Officer of Magyar Telekom Plc.	2006
Mechthilde Maier	Senior Vice President Corporate Diversity Management at Deutsche Telekom	2009
Frank Odzuck	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	Member of the Board of Management, Financial Director SEE	2003
Dr. Steffen Roehn	Member of the Deutsche Telekom Group’s CIO Board and responsible for the IT of the integrated German mass market approach of Deutsche Telekom	2009

Management Committee

Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan.

On December 31, 2009, the members of the Management Committee were as follows:

Name	Current position	Member since

Christopher Mattheisen	Chairman and Chief Executive Officer	2006
Thilo Kusch	Chief Financial Officer	2006
István Maradi	Chief Technology and IT Officer	2007
István Papp	Chief Operating Officer, Business Services BU	2007
Róbert Pataki	Chief Operating Officer, Strategic and Corporate Development BU	2009
Éva Somorjai	Chief Human Resources Officer	2007
János Winkler	Chief Operating Officer, Consumer Services BU	2006

Supervisory Board

Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the shareholders for a term of three years. The Worker’s Council nominates one third of the Supervisory Board members. Meetings of the Supervisory Board have a quorum if two-thirds of the elected members are present.

On December 31, 2009, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Principal Occupation	Member since

Attila Csizmadia	Ministry of Finance, Chief Counsellor	2003
Dr. János Illéssy	Managing Director, Lebona Kft.	2006
Dr. Sándor Kerekes	Director of Institute of Environmental Sciences, Corvinus University Budapest	2006
István Koszorú	Chairman of Magyar Telekom’s Central Workers’ Council	2007
Konrad Kreuzer	Chairman of the Board of Directors of E.ON Hungary Zrt.	2006
Martin Meffert	Country manager for Hungary, Head office of T-Home, Deutsche Telekom AG	2009
Dr. László Pap	Budapest University of Technology, Professor	1997
Zsoltné Varga	Business Process Manager of the Customer Care Directorate at Magyar Telekom	2008
György Varju	Chairman of the Workers’ Council at Residential Services, member of the Central Workers’ Council	2005

Compensation of Directors, Officers and Employees

For the year ended December 31, 2009, the aggregate compensation of the members of the Board of Directors in their capacity as Board members was HUF 13 million.

For the year ended December 31, 2009, the aggregate compensation of the members of the Supervisory Board in their capacity as Supervisory Board members was HUF 42 million.

For the year ended December 31, 2009, the aggregate compensation of the members of the Management Committee (“MC”) was HUF 1,043 million.

Currently two of the MC members have an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In case an employment contract for an undetermined duration is terminated, the notice period is normally six months, and severance is between 10 and 16 months.

Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, “TÁVSZAK” and Magyar Távközlési Ágazati Szakszervezet, “MATÁSZ”). The agreement, which can be terminated by either party with three months’ notice, applies to all Magyar Telekom Plc. employees except the Chief Executive Officer, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits.

Corporate governance report

In 2004, the Budapest Stock Exchange issued its Corporate Governance Recommendations (the “Recommendations”) containing suggestions related to the corporate governance practice of companies listed in the Budapest Stock Exchange, taking account of the most commonly used international principles, of experiences gathered in Hungary, and of the characteristics of the Hungarian market. The Recommendations were updated in 2007 and 2008.

In line with the current regulations, the Board of Directors and the Supervisory Board of Magyar Telekom approved the Corporate Governance Report of the Company and submitted it to the Annual General Meeting. The report — along with other corporate governance related documents - is posted on the Corporate Governance section of our website: http://www.telekom.hu/investor_relations/corporate_governance/corporate_governance_documents

The Corporate Governance Declaration on Compliance with the Corporate Governance Recommendations included in the report.

Points 1, 2, 3, 4 and 5 of the above report include the description and operation of the Board of Directors, the Supervisory Board, the relevant committees and executive management. Point 6 of the report includes a description of our internal controls and risk management procedures, while point 8 of the report includes our disclosure policies and insider trading guidelines.

Pursuant to Section 6.2. (g) of our Articles of Association, the members of the Board of Directors the Supervisory Board and the Audit Committee are elected at the Annual General Meeting of the shareholders for a term of three years.

The General Meeting of the shareholders has the sole right to approve and amend the Articles of Association (section 6.2. (a)) unless otherwise provided by law.

The detailed rules on the competencies and operation of the Board of Directors are detailed in 7.4. of our Articles of Association and in the Rules of Procedure of the Board of Directors, which are also posted on the Corporate Governance section of our website. The rules of competence regarding the capital increase and purchase of treasury shares are detailed in 7.4.1 (l) and (m) of our Articles of Association.

Human policy

In alignment with Magyar Telekom’s strategy for 2008-2010 the HR area has also updated its strategic objectives.

The strategy published in the spirit of “Let us shape future together” contains the following objectives for 2008-2010, in line with DT’s HR strategic focuses:

•                  Implementing the HR concept, the HR area contributes significantly to the achievement of the Group level financial targets, through the optimization of personnel expenditure.

•                  We shall bring about a performance based company culture, for which we shall improve our performance management system.

•                  In jobs of a key importance for the management and the company we intend to ensure succession primarily from internal sources, which is supported by the career management system.

•                  We shall place management development on a new foundation with its focus being the training content and structure in the service of business effectiveness.

•                  We intend to turn Magyar Telekom into a more attractive place of work, for which we have restructured our trainee program.

•                  We use an updated measurement system to measure HR’s contribution to company targets.

Out of the nine core elements of SA8000 (Social Accountability) standard, our human resources strategy highlights the one dealing with the absence of discrimination. As far as other core elements are concerned, our company’s practice is adapted to Hungarian legislative norms (among others the Constitution of the Hungarian Republic, provisions set out in the Labour Code, as well as the Universal Declaration of Human Rights). The principles of justice and equal opportunities are set out in the basic standards articulated in our Code of Ethics published in 1997, which complies with the S-OX (Sarbanes-Oxley) act. Alternative forms of employment like telework, part-time work, flex-work, employment of disabled persons provide possibilities for the practical implementation of equal opportunities.

Magyar Telekom Plc. continuously cooperates with trade unions and the Workers Council to represent employees’ interests: wage and compensation elements are reviewed once a year and their upward correction is set out in a contract along with headcount efficiency measures.

The Group’s wage tariff system regulated by way of the Collective Agreement complies with Article 23 of the Universal Declaration of Human Rights, which says: „Everybody is entitled to equal wage for equal work without any kind of discrimination.”

Magyar Telekom’s welfare and social benefits constitute an exceedingly wide-ranging pool. A part of them is granted to every employee, while others are available on certain conditions or are of an insurance nature, the basis of which is the employees’ collective contribution. The way social benefits and discretionary benefits are granted is set out in the Collective Agreement and related regulations.

Both in its selection processes and during the career of its employees at the company, Magyar Telekom is committed to ensure for its employees equal opportunities independently from age, gender, ethnicity, religious or political conviction, and sexual orientation. In hiring labour a special attention is paid to granting possibilities to its own employees in the first place, through either horizontal or vertical advancement: this is the FreeJob system (a data base of vacant positions accessible only to Magyar Telekom Plc. employees) accompanied by a regulation for 30 days being reserved for an exclusively internal search. The company operates an Induction Program to effectively help the accommodation of colleagues selected for the position.

Both management succession and development of professionals are key aims in the area of advancement and talent management, for which Magyar Telekom operates several, target-specific talent management programs.

Magyar Telekom pays special attention to the high level of the employees’ occupational safety and provides them the conditions of safe work and a working environment, which does not harm health.

Magyar Telekom puts a major emphasis on taking care of departing employees: several solutions have been developed to provide for benevolent outplacement and to reduce the number of one-sided terminations. Using the wealth of alternative forms of employment is accompanied by an outplacement system called Chance program to help departing employees find a new employment. The program provides training and helps departing employees’ reintegration in the labour market.

Research and development

Research and development (“R&D”) activities within Magyar Telekom are coordinated by the R&D Committee (the “Committee”), which has the possibility and the exclusive right to coordinate every innovation research originated from business units. Each business unit is represented by relevant decision-makers in the Committee. Furthermore, this Committee ensures that all R&D activities are performed in accordance with the strategic goals of Magyar Telekom and avoid overlapping of scopes. The Committee convenes regularly in order to discuss and decide about the approval of individual R&D proposals, initiated and executed within a project framework by the respective Business Units. During 2009, the Committee reviewed 98 proposals, out of which 65 have been approved, accounting for a total investment of HUF 721 million.

We are a founder member of the Mobility & Multimedia Cluster, a group of Hungarian companies, many of them being local subsidiaries of well-known multinational companies and universities. The aim of the cluster is to integrate the fragmented R&D capabilities of Hungarian companies into a more synergistic structure ultimately aiming at enhancing the global competitiveness of the Hungarian economy.

Real estate

We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, offices, warehouses, garages and shops. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

The number of sites used by Magyar Telekom Plc. is approximately 2,500, out of which approximately 21 percent are owned by the Company, 40 percent jointly owned and 39 percent leased. These figures include the sites used for telecommunications towers and antennas, but do not include the number of base stations. We have approximately 3,000 base stations, of which five percent is owned by Magyar Telekom Plc. and 95 percent is leased from other telecommunications operators or other third parties.

The total area of properties used by Magyar Telekom Plc. as of December 31, 2009 was approximately 634,000 m2. The majority of sites used in our operations are smaller than 100 m2. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of over 30,000 m2.

In order to increase the utilization of real estates and increase efficiency, we sell or rent our surplus properties.

Environment protection

The Management Committee of Magyar Telekom adopted the Sustainability Strategy of the Company in January 2005 to strengthen our commitment to sustainable development.

As a part of our commitment to sustainability, we developed a sustainability section for Magyar Telekom’s website (http://www.telekom.hu/society_and_environment/sustainability_reports). This section includes our reports and news relating to sustainability and discusses our philosophy and approach to sustainability.

Financial risk management

Magyar Telekom is primarily exposed to credit risks related to its financial assets. In addition, the Group is also exposed to risks from movements in exchange rates, interest rates that affect the fair value and/or the cashflows arising from financial assets and liabilities.

Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. Magyar Telekom only hedges the risks that affect the Group’s cash flow, no hedges are concluded to hedge fair values. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with Deutsche Telekom or leading Hungarian financial institutions.

The detailed descriptions of risks, the management thereof is provided below.

1. Market risk

Market risk is the risk that the fair value or future cashflows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

The fundamentals of Magyar Telekom’s financing strategy are established each year by the Board of Directors. The Group’s policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfillment annually. At the end of 2008 and 2009 Magyar Telekom fulfilled both criteria. The Group’s Treasury department is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

Magyar Telekom is exposed to interest and foreign exchange rate risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF. Consequently, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms.

(a) Foreign currency risk

Due to the free-float of the HUF introduced in 2008, the Group is exposed to FX risk in case of FX denominated financial instruments of the Hungarian entities to a higher degree than before. In order to mitigate this risk, Magyar Telekom minimized its foreign currency borrowings in the past years, or covered it with derivative instruments to completely eliminate FX risk.

The FX exposure of Magyar Telekom is mostly related to

(i)                                     FX risks arising on loans from DTIF and related swaps with DT AG;

(ii)                                  FX risks arising on third party loans and related swaps;

(iii)                               holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region;

(iv)                              operating activities through revenues from, and payments to, international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency.

In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade and leases payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities. The Group’s foreign currency denominated assets (primarily held by the Group’s foreign subsidiaries), however, exceed the Group’s foreign currency denominated liabilities (other than the above described loans), therefore changes of the functional currencies’ exchange rates would have significant impact on the profit of the Group.

In order to reduce the above exposure, Magyar Telekom occasionally enters into derivative contracts.

Due to the global financial crisis, even a more than 20 percent fluctuation of the functional currencies against the EUR is possible as extraordinary market conditions may cause extreme volatility on FX markets.

(b)  Interest rate risk

Magyar Telekom is also exposed to interest rate fluctuations. This is due to the fact that changing interest rates affect the fair value of the fixed rate instruments and also affect the cashflows through the floating rate instruments.

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. On the other hand, all financial instruments with fixed interest rates (which are carried at amortized cost) are not subject to cashflow interest rate risk.

(c)  Other price risk

As of December 31, 2009, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices.

2. Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The vast majority of credit risks may arise in respect of Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables.

According to the Group’s risk management policy Magyar Telekom Group companies deposit the excess cash only in banks rated at least BBB+ (or equivalent), or make efforts to get guarantees for the deposits from banks rated at least BBB+. Moreover, Magyar Telekom prefers to deposit in banks which grants loans for Magyar Telekom to make possible the compensation of debts and loans in case of the default of the bank.

Cash and cash equivalents and Bank deposits with maturities over 3 months held in Hungary are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom places its cash in Hungary with substantial credit institutions. Further, excess HUF cash is also used for repayment of the HUF denominated loans and borrowings, or is deposited at partner banks which grant loans for Magyar Telekom, therefore, the credit risk related to cash held in HUF is very limited.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group’s customer base and their dispersion across many different geographic areas and industries.

3. Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. In addition to the above, DT confirmed its readiness to finance Magyar Telekom Group’s budgeted financing needs until the end of June 2011. Despite the fact that this has not been formulized in a contract, it can be considered as a “quasi shelf facility”.

4. Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company’s equity capital in order to optimize the capital structure of the Group. This can be effectuated primarily by adjusting the amount of dividends paid to shareholders, or alternatively, by returning capital to shareholders by capital reductions, selling or buying own shares. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Non-controlling interest) and Net debt.

In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company’s Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is far in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

Risk management policies

It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the U.S. Securities and Exchange Commission (“SEC”). To achieve these objectives, we formed the Disclosure Committee and developed and have continuously enhanced our risk management policies.

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, and monitoring of performance and results. For risk management to be effective, we must ensure that management make business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. This system was integrated into the risk management system of DT in 2002.

All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and internal regulation on risk management were published. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the Group. All of our subsidiaries, business units, divisions and entities are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Board of Directors, to the Audit Committee, to the Disclosure Committee and to DT.

Following the enactment of the Sarbanes-Oxley Act in the United States, we decided to enhance our risk management procedures. As this law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all of our departments and subsidiaries to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored by the risk management area, and the Chief Financial Officer (“CFO”) is notified when a new material risk or information is identified.

An internal regulation has been issued to define responsibilities of each employee in risk monitoring and management. In addition, an e-learning course was introduced to train our employees on requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures. Completion of this course has been made compulsory for all of our employees.

We established the Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports CEO and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by any of these risks. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities.

•                  Our operations (both in Hungary and abroad) are subject to substantial government regulation, which can result in adverse consequences for our business and results of operations;

•                  We are subject to more intense competition due to the liberalization of the telecommunications sector;

•                  We may be unable to adapt to technological changes in the telecommunications market;

•                  The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•                  Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•                  We depend on a limited number of suppliers for equipment and maintenance services;

•                  Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•                  System failures could result in reduced user traffic and revenue and could harm our reputation;

•                  Loss of key personnel could weaken our business;

•                  Our share price may be volatile, and your ability to sell our shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•                  Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•                  We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition.

•                  The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries.

Analysis of our results

Revenues

Fixed line voice-retail revenues decreased by 15.2% in 2009 compared to 2008, mainly driven by lower domestic outgoing traffic revenues and lower subscription fee revenues.

Subscription fee revenues decreased due to the lower number of our fixed line subscribers mainly in Hungary, but also abroad. However, the significant weakening of HUF against MKD and EUR positively affected subscription fee revenues expressed in HUF.

Domestic outgoing fixed line traffic revenues decreased in 2009 compared to 2008 mainly as a consequence of lower fixed to mobile (“F2M”) revenues in Hungary due to the reversal of HUF 8.5 bn provision booked on F2M termination fees in June 2008. In addition, the continuous decline in the number of revenue producing PSTN lines and lower traffic due to strong competition and mobile substitution led to lower domestic outgoing traffic revenues. Magyar Telekom Plc. offered several price discounts to customers choosing different tariff packages. The proportion of flat-rate packages was 27.9% within the total PSTN customer base of Magyar Telekom Plc. at December 31, 2009. Domestic outgoing traffic revenues in local currencies decreased also at Makedonski Telekom and at Crnogorski Telekom primarily due to lower usage reflecting the effect of mobile substitution. These decreases were mitigated by the favorable foreign exchange rate effect.

International outgoing fixed line traffic also declined primarily due to lower volume of outgoing international traffic and loss of lines both at Magyar Telekom Plc. and at Makedonski Telekom.

Value added and other services revenues showed a decrease in 2009 as compared to the previous year mainly due to lower usage of value added services (directory assistance, audiofix, etc.) at Magyar Telekom Plc. and at Makedonski Telekom.

Internet revenues of the fixed line operations decreased to HUF 55.1 bn in 2009 compared to HUF 59.8 bn in 2008. In Hungary, the number of DSL connections remained broadly stable and reached 629,186 at December 31, 2009, while Cablenet customer base increased by 19.7% to 152,878 by the end of December 2009 compared to a year earlier. Magyar Telekom Plc. accounted for an estimated 58% retail DSL market share and an approximately 19% cable broadband market share at December 31, 2009. The broadband volume increase could not fully compensate the effect of lower prices forced by fierce competition. Since the rebranding in September 2008, the number of T-Home double- and triple-play packages has been increasing resulting in further decrease in tariffs. In Hungary, lower advertisement revenues affected by economic crisis also contributed to the decrease in Internet revenues. These decreases were slightly compensated by a strong increase in the number of DSL connections at our foreign subsidiaries.

Data revenues amounted to HUF 30.8 bn in 2009 compared to HUF 28.8 bn in 2008. Higher revenues at Crnogorski Telekom resulted mainly from higher number of leased line customers and increased Global Internet Access (“GIA”) wholesale broadband revenues. This increase was largely intensified by the significant weakening of HUF against EUR. The increase in Makedonski Telekom’s broadband data revenues was primarily attributable to the favorable foreign exchange translation effect and, to a lesser extent, to higher number of domestic leased line customers and new contracts for digital leased lines. These retail volume increases were partly offset by the decline in the number of wholesale broadband leased lines with VIP (the third largest operator in the Macedonian mobile market).

TV revenues amounted to HUF 23.8 bn in 2009 as compared to HUF 18.8 bn in 2008. The increase is mainly due to the introduction of satellite TV service in Hungary in November 2008. The number of satellite TV customers has been dynamically increasing and reached 156,142 at December 31, 2009. The growth in IPTV revenues driven by enlarging IPTV subscriber base both in Hungary and at our foreign subsidiaries also contributed to the increase in TV revenues. These increases were partly offset by lower Cable TV revenues driven by decreased average revenue per user (“ARPU”) and lower subscriber base in Hungary.

Revenues from fixed line equipment decreased by 32.8% for the year ended December 31, 2009 compared to 2008. The decline in equipment revenues relates primarily to lower revenues at Combridge in connection with sale of network in April 2008. Lower telecommunications equipment rental revenue at CBU reflects the strong decrease in the number of rented telephone sets. At Makedonski Telekom, the decrease was due to the combined effect of lower sales volume of computers, ADSL modems and higher sales volume of TV sets. ADSL modem wholesale decreased also at Headquarters. These decreases were partially compensated by higher equipment sale revenue at CBU in line with higher sales volume of personal computers (LaptopNet campaigns) in 2009.

Other fixed line revenues decreased by 19.8% in 2009 compared to the previous year. Other revenues include construction, maintenance, rental and miscellaneous revenues. The decrease partly resulted from lower other revenues at EPT due to decreased number of contact centre contracts in the financial sector. Lower revenues related to telephone book publishing at Magyar Telekom Plc. and the decline in other fixed line revenues of Combridge also contributed to the decrease.

Revenues from mobile telecommunications services amounted to HUF 326.0 bn for the year ended December 31, 2009 compared to HUF 331.8 bn in 2008 (a 1.7% decrease). The small decrease in mobile revenues resulted mainly from significantly lower voice revenues at the mobile operations of Magyar Telekom Plc. (T-Mobile Hungary, “TMH”), mostly offset by higher non-voice revenues at TMH as well as higher voice revenues at T-Mobile Macedonia (“T-Mobile MK”) strongly affected by favorable movement of average HUF/MKD rate.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 239.2 bn in 2009 as compared to HUF 249.2 bn in 2008. At TMH, the positive effect of higher average customer base could not fully compensate the decline in outgoing per minute fees forced by strong competition. The significant decrease in voice-wholesale revenues reflects decreased termination fees (15% decrease from January 1, 2009) and lower incoming MOU, while declining roaming revenues show primarily the decrease in roaming usage, and, to a lesser extent, the impact of EU roaming regulation. Besides favorable foreign exchange movements, the increase at T-Mobile MK was mainly due to higher voice-retail revenues resulting from higher average customer base and higher MOU, partly offset by decrease in average per minute fees and lower subscription fees.

TMH’s blended average usage per customer per month measured in MOU slightly increased to 155 minutes in 2009. TMH’s monthly ARPU decreased by 7.9% from HUF 4,087 in 2008 to HUF 3,764 in 2009, mainly as a result of lower average per minute fees forced by strong competition as well as lower termination and roaming rates.

Mobile penetration reached 117.7% in Hungary and TMH accounts for 43.4% market share in the highly competitive mobile market at December 31, 2009 based on the total number of SIM cards. TMH’s customer base decreased by 4.5% year over year. The proportion of postpaid customers increased to 45.0% at December 31, 2009 from 38.5% a year earlier.

Higher non-voice revenues were primarily due to TMH’s increased access revenues boosted by mobile Internet but higher content revenues also contributed to the increase. These increases were partly offset by lower messaging and visitor non-voice revenues. Non-voice revenues already represent 19.4% of total ARPU in 2009. By the end of December 2009, TMH had 428,545 mobile broadband customers and accounted for a 45.9% market share in the mobile broadband market. At T-Mobile MK, the increase resulted from expanding mobile Internet and content services, somewhat compensated by lower number of SMSs.

Mobile equipment and activation revenues showed a slight increase in 2009 compared to the previous year mainly due to the increase at T-Mobile MK driven by higher number of handsets sold in retention despite lower equipment sales ratio and lower average price of handsets. Declining equipment revenues at TMH mostly offset this increase due to decreased number of handsets sold affected by both the economic crisis and high mobile penetration in Hungary. Average sales price per handset increased due to high-end offers (iPhone and multimedia packages), but it did not fully compensate the loss on transaction number.

System Integration (“SI”) and IT revenues increased by 6.1% from HUF 41.4 bn in 2008 to HUF 43.9 bn in 2009 as a result of higher outsourcing revenues at BBU and also driven by increased application revenues, partly offset by lower infrastructure and prime contracting revenues.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 71.6 bn in 2009 compared to HUF 79.1 bn in 2008 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from January 1, 2009. The payments to domestic mobile operators decreased also at Makedonski Telekom due to lower interconnection fees and decreased traffic.

The material cost of telecommunications equipment in 2009 amounted to HUF 44.0 bn compared to HUF 45.1 bn in 2008. The small decrease is mainly due to declining cost at Pro-M in line with lower TETRA-related revenues in 2009. Lower number of handsets sold in the mobile prepaid segment at CBU, cost of sale of network at Combridge in 2008 and lower number of ADSL modems sold on wholesale basis also contributed to the decrease. These decreases were largely counterbalanced by higher cost of equipment at T-Mobile MK resulting from higher number of handsets sold in retention campaigns.

Payments to agents and other subcontractors increased by 3.6% in 2009 compared to 2008. The increase mainly refers higher SI/IT-related payments at IQSYS in line with higher outsourcing revenues as well as increased application revenues. Higher content and TV-related payments due to broadcast and royalty fee paid by CBU in connection with satellite TV and IPTV services also increased payments to agents and other subcontractors in 2009.

Employee-related expenses in 2009 amounted to HUF 101.9 bn compared to HUF 100.3 bn in 2008 (an increase of 1.6%). The increase in employee-related expenses was predominantly attributable to higher severance expenses at Magyar Telekom Plc. in 2009. Higher average employee number (due to the insourcing of rented workforce) and a 5.6% average wage increase from April 1, 2009 also contributed to the increase. These increases were largely mitigated by decreased severance expenses at Makedonski Telekom and at Crnogorski Telekom, where significant amount of expense was recorded in 2008. The group headcount number increased from 10,439 on December 31, 2008 to 10,828 on December 31, 2009.

Depreciation and amortization decreased by 4.0% to HUF 101.9 bn in 2009 from HUF 106.1 bn in 2008. Lower amount of depreciation is mainly driven by the decrease at Magyar Telekom Plc. due to change in the useful life of a number of assets during 2008 and 2009.

Other net operating expenses decreased year over year and amounted to HUF 132.4 bn in 2009. Other operating expenses - net include HUF 37.2 bn materials and maintenance expenses, HUF 34.4 bn service fees, HUF 16.2 bn marketing expenses, HUF 14.7 bn fees and levies, HUF 11.2 bn consultancy and HUF 18.7 bn other expenses in 2009. Lower other net operating expenses reflect mainly the significant decrease in marketing expenses at CBU due to less intensive advertising activity in 2009 (cost cutting) and the expenses related to T-Home brand campaign last year. In the third quarter of 2009, Crnogorski Telekom reversed approximately HUF 1 bn provision made in 2007 for litigation in connection with the voluntary leave program. The considerable gain realized on the IKO-Telekom Media Holding — M-RTL transaction also contributed to the decrease in 2009. These decreases were partly compensated by lower other operating income in 2009 at Makedonski Telekom due to the sale of its fully owned subsidiary, Montmak in February 2008. Higher consultancy fees accounted in relation to the ongoing investigation at Headquarters further offset the decrease in 2009.

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., increase in mobile usability of content services and terminal devices, 4Play solutions, growing need for customized content), competition and regulation (i.e., low entry barriers, new business models, telecommunications and media broadcast industry convergence).

To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness. Our strategies are designed to enable us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities.

Magyar Telekom’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be predicted completely. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance.

We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. The peak of global economic crisis is calmed down, but the recovery is slow continuing and painful, particularly in Hungary. After the seven percent GDP decline in 2009, the analyst consent and government forecasts do not show growth for 2010. The unemployment rate remains very high, above 10 percent.

In order to secure the balance of the budget, the government implemented several measures and planning to decrease the deficit to 3.8 percent to the GDP in 2010. The most negative measure to our business was the five percentage point increase of VAT, effective from July 2009. The business market was also hit by the heavy spending cuts in every governmental sector. Despite the restrictive government measures and negative business environment, we expect that our core business units will be able to continue to generate strong cash flows.

Revenues

The following reflects our current expectations with respect to our plans and initiatives:

In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from VoIP or VoCATV providers. The weakening demand as a result of restrictive government measures (especially the VAT increase) is expected to drive up the churn, because more customer currently holding both fixed and mobile subscription tending to give up their fixed lines entirely. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from pure voice offers to integrated 2Play and 3Play packages, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Fixed line interconnection tariffs are expected to be reduced gradually further in 2010 and in the years after, having additional negative impact on our fixed line revenue streams.

As the leading broadband provider in Hungary, we are committed to accelerating growth in country-wide broadband penetration by applying a multi-access cost-efficient approach.

We aim to move further towards content and media businesses to support traditional access services, build new revenue streams and exploit new revenue sources. We are combining our product portfolio in order to provide all services for every customer demand on every platform (three-screen approach), where all customer screens (computer, mobile, TV) are provided by Magyar Telekom.

In the mobile operations in Hungary, market penetration is now saturated, and we expect flat development in the following year. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

In December 2008, the NCA enforced the regulation for mobile termination fee decrease within the networks of all three Hungarian mobile operators in three steps, starting from January 2009 until December 2010, by approximately 40 percent compared to current rates.

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offerings through managed services, system integration and outsourcing through consultant services to corporate customers. Expanding our business operation to these new areas with lower profitability has a dilutive effect on the company’s profitability both on fixed line segment and Magyar Telekom Group level.

In Macedonia, competition has been increasing  both in the fixed line and mobile segment. Main competitors in the fixed line segment, Telekom Slovenia and two major CaTV operators (Telekabel and CableTel), are targeting the retail voice market with 3play offers, aggressive pricing and marketing communication. Our fast growth in fixed broadband, the roll-out of new platforms (FTTx) and combined fixed-mobile products can only partially off-set the decline in fixed voice revenues.

In Macedonia, we expect more intensive regulatory measures in the future.  Beside currently existing obligations (RIO, RUO, Naked DSL, Number Portability, Cost based pricing, Accounting separation, access to specific network elements, Wholesale Line Rental, WS Digital Leased Line, Minimal set of leased lines, Bitstream Access), new regulations will take into effect (asymmetric termination, control of retail prices). Further decline in wholesale fees (IC, leased lines, WLR, etc) are expected.

In the mobile segment the competition is also very strong with three players on the market. Mobile voice revenues are expected to be also under pressure. Fast growth of mobile broadband is expected on the new 3G technology. The government is still trying to increase further competition, although the tender for a third 3G license in 2009 failed due to lack of interest.

In Crnogorski Telekom, we are also expecting difficulties due to competition and regulation in the near future. The fixed wholesale revenues face the hardest hit by regulatory actions (reducing international termination rates to national level), while mobile revenues are also expected to decline due to gradual termination fee cuts. Growth in fixed and mobile broadband cannot entirely compensate the losses in the voice market. The competitors are also putting pressure on prices with 2Play and 3Play offers.

In the Montenegrin market, the new cost-based wholesale pricing model will be introduced from 2010. As a result, fixed, mobile and international termination fees are expected to decline.

Expenses

We are entirely committed to improve internal operational efficiency in all business segments. To accomplish our goals despite the intensifying competitive environment, the decreasing revenue potential should be compensated with strict cost control. In 2009, a new group-wide efficiency project was launched: save for service (“S4S”). This multi-year project yielded substantial savings already in 2009, and will be continued in the coming years.

We also would like to exploit the synergies coming from the integrated fixed and mobile operation. In 2010, we are planning synergy projects in several areas with the main goal for further unify the activities and increase efficiency.

We have reached an agreement with trade unions on the wage development, headcount reduction and decrease in additional employee allowances at the parent company for 2010. The key elements of the agreement are the following: reduction of headcount by 400 in addition to executive termination and retiring, no wage increase but 1.5 percent bonus budget set (significantly below inflation), gradual reduction of surplus severance payments in the Collective Agreement. These measures will reduce our TWM (Total Workforce Management) related costs.

In line with world market developments and the liberalization of the Hungarian energy market, we have experienced rapid growth in energy prices, above the inflation level. We expect energy prices to remain high in 2010, impacting us negatively.

Total investments in tangible and intangible assets

Comparing to 2009, the key priorities of the CAPEX spending are not changed for 2010. Investments in new products and platforms (DVB-S, FTTx) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure with building new base stations but the total investment will decrease in that area.

We will increase investments in the IT area to reach our goals to become ICT Leader in Hungary, while expansion into new segments will also demand additional investments.

Striving for further improvement in the customer orientation, the strategic priority for 2010 and beyond is the successful implementation of new CRM system. We are targeting the complete overhaul of the current customer management of the Company. The goals of the project include not just the replacement of the outdated billing systems but to bring a new approach to the entire customer management process with integrating fixed and mobile portfolios.

According to our strategic directions we are committed to further strengthening and leveraging our presence in the South-East European region. Therefore, we are continuously seeking for further value-creating acquisition and investment targets.

Subsequent events between the end of the year and the release of the report

On February 2, 2010 Magyar Telekom announced that it had closed the sale transaction of its fully owned subsidiary, Orbitel on January 28, 2010. Magyar Telekom signed a contract with Spectrum Net AD in November 2009 on the sale of Orbitel and the financial closing of the transaction took place upon obtaining the necessary approvals of the Bulgarian authorities.

Budapest, March 10, 2010.

	Christopher Mattheisen	Thilo Kusch
	Chairman and Chief Executive Officer	Chief Financial Officer

Declaration

We the undersigned declare that

•                  the attached condensed set of financial statements which have been prepared in accordance with the applicable set of accounting standards and to the best of our knowledge, gives a true and fair view of the assets, liabilities, financial position and profit or loss of Magyar Telekom Plc. and the undertakings included in the consolidation as a whole, and

•                  the business report gives a fair view of the position, development and performance of Magyar Telekom Plc. and the undertakings included in the consolidation as a whole, together with a description of the principal risks and uncertainties of its business.

Budapest, April 7, 2010

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 15, 2010